As filed with the Securities and Exchange Commission June 7, 2004                                                                                                                     Registration No. 333-110831

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WITS BASIN PRECIOUS MINERALS INC.
(Exact name of registrant as specified in charter)

Minnesota (State or jurisdiction of incorporation or organization)	84-1236619 (IRS Employer Identification No.)

520 Marquette Avenue, Suite 900 Minneapolis, MN 55402 (612) 349-5277 (Address, including zip code, and telephone number,including area code, of registrant’s principal executive offices)

Mark D. Dacko
Chief Financial Officer
Wits Basin Precious Minerals Inc.
520 Marquette Avenue, Suite 900
Minneapolis, MN 55402
Telephone: (612) 349-5277
Facsimile: (612) 371-2077
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:
William M. Mower, Esq.
Christopher J. Melsha, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Telephone: (612) 672-8200
Facsimile: (612) 672-8397

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. [X]

If the registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

OFFERING PROSPECTUS

WITS BASIN PRECIOUS MINERALS INC.

22,187,000 SHARES OF COMMON STOCK

The selling security holders identified on pages 39 – 40 of this prospectus are offering 22,187,000 shares of our common stock on a resale basis, consisting of 15,090,000 shares of issued and outstanding common stock and 7,097,000 shares of common stock issuable upon the exercise of outstanding warrants.

Our common stock is listed on the Over-the-Counter Bulletin Board (the “OTCBB”) under the symbol “WITM.” On June   , 2004, the last sale price for our common stock as reported on the OTCBB was $   .

THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. A REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is      , 2004.

TABLE OF CONTENTS
Prospectus Summary	3

Risk Factors	7

Note Regarding Forward-Looking Statements	10

Use of Proceeds	11

Market Price for Our Common Equity	11

Dividend Policy	11

Selected Financial Data	12

Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

Business	21

Management	34

Principal Shareholders	36

Certain Relationships and Related Transactions	37

Description of Securities	38

Selling Security Holders	39

Plan of Distribution	41

Disclosure of Commission Position On Indemnification For Securities Act Liabilities	44

About this Prospectus	44

Where You Can Find More Information	44

Incorporation of Documents by Reference	44

Validity of Common Stock	45

Experts	45

Index to Financial Statements	F-1

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of this offering. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this prospectus or in the documents incorporated into this prospectus be reference. Accordingly, you are urged to carefully review this prospectus and the documents incorporated in this prospectus by reference in their entirety.

Our Company

Who We Are

We are a precious minerals exploration company. We currently hold interests in six gold exploration projects located in South Africa, Canada and Brazil.

• FSC Project. In June 2003, we acquired two exploration projects in a transaction with Hawk Precious Minerals USA, Inc., (“Hawk USA”), a wholly owned subsidiary of Toronto-based Hawk Precious Minerals Inc., (“Hawk”). In one of these projects, which we commonly refer to as the “FSC Project,” we are a passive investor and have the right to acquire up to a 50 percent equity interest in the company Kwagga Gold (Proprietary) Limited (“Kwagga”) through two funding stages: a $2,100,000 advance and a further $1,400,000 advance. Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd., (“AfriOre”). Kwagga holds the exploration rights for the FSC Project, which consists of approximately 147,000 hectares located in the Republic of South Africa adjacent to the major goldfields discovered at the Witwatersrand Basin. AfriOre is a coal producer and precious minerals exploration company with offices in Johannesburg, South Africa and the operator of the FSC Project. Currently, Kwagga has an additional 122,000 hectares in application for exploration of state lands and another 48,000 for private lands.

To date, we have advanced $2,025,000 to Kwagga, which is being used to fund a 5 to 7 drillhole exploration program on the FSC Project that commenced in October 2003. We are obligated to advance an additional $75,000 by June 30, 2004. Once Kwagga has spent our aggregate $2,100,000 contribution, (as defined in the “Heads of Agreement” between Hawk, Kwagga and AfriOre) we will receive such number of shares of Kwagga’s capital stock representing a 35 percent ownership position. Once the current exploration activities being conducted on the FSC Project are complete, estimated to take approximately 24 months, AfriOre and Kwagga will deliver to us a report describing the results of these activities. Within 120 days of our receipt of that report, we have the option to increase our ownership position in Kwagga to 50 percent in exchange for a further contribution of $1,400,000. If we choose not to make this additional investment, then we would continue to own the shares representing our 35 percent interest, but we would no longer have any rights to increase our participation and would be subject to dilution resulting from any additional investment in Kwagga. If we fail to make any advances by the prescribed due date, Kwagga has specific rights to terminate our interests. Furthermore, should Kwagga fail to complete the entire drillhole program, we could realize a complete loss of the funds advanced to Kwagga.

• Holdsworth Project. We also hold exploration rights in a project located near Wawa, Ontario, Canada, which we refer to as the “Holdsworth Project.” The Holdsworth Project consists of 19 contiguous patented mining claims covering approximately 304 hectares. In the next 12 months, we plan to conduct pre-exploration activities on the Holdsworth Project, which we estimate will cost approximately $150,000. The primary objective of these pre-exploration activities will be to confirm the results of prior exploration activities conducted on or near this property. Until we have the results of the pre-exploration activities, we will not be in a position to determine the scope and cost of further exploration activities, if any, necessary for the Holdsworth Project.

• Brazmin. In February 2004, we acquired substantially all of the outstanding shares of capital stock of a Brazilian limited liability company named Brazmin Ltda. Brazmin, which is located in Rio de Janeiro, holds the exploration rights to 4 distinct properties in Brazil. We are currently assessing each of the properties to determine which represent projects that would be suitable for us to explore ourselves versus those that are more suitable for us to explore in collaboration with a third party operator and/or financier. When we complete this assessment, which we expect will occur by early in the third quarter of the current year, we then expect to be in a position to determine the scope and costs of exploration with regard to each project.

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In addition to these projects, we intend to pursue interests in other precious mineral exploration projects. The form of these interests may be direct ownership of mineral exploration rights to certain lands or may be indirect interests in exploration projects, similar to our interest in the FSC Project.

Corporate History and Information

Until April 30, 2003, we provided accounting software through our Accounting Software Business and until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business. We sold substantially all of the assets relating to those businesses as of those dates. As a result, in accordance with generally accepted accounting principles, we were deemed to be an exploratory stage company. In June 2003, we entered into a Joint Venture and Joint Contribution Agreement, and a Member Control Agreement (collectively the “Joint Agreement”) with Hawk USA, pursuant to which we acquired our interests in the FSC and Holdsworth Projects. As result of our sale of the Accounting Software and Hosted Solutions Businesses and subsequently entering into the Joint Agreement, we became an exploratory stage company. In July 2003 we changed our name from “Active IQ Technologies, Inc.” to “Wits Basin Precious Minerals Inc.” (“we,” “us,” “our,” “Wits Basin” or the “Company”) in order to reflect our new business.

Our principal office is located at 520 Marquette Avenue, Suite 900, Minneapolis, Minnesota 55402. Our telephone number is (612) 349-5277 and our Internet address is www.witsbasin.com. The information on our website is not incorporated by reference in this prospectus.

Our securities trade on the Over-the-Counter Bulletin Board under the symbol “WITM.” Prior to August 20, 2003, our common stock’s OTCBB trading symbol was “AIQT.”

Recent Developments

Secured Convertible Debt Financing
On May 28, 2004, we completed a financing transaction resulting in gross proceeds of $650,000 (approximately $525,000 net after expenses related to the financing) in connection with the issuance of an 18-month secured convertible promissory note to Pandora Select Partners LP (“Pandora”), a Virgin Islands fund. In lieu of cash, we may satisfy our repayment obligations by issuing shares of our common stock, at a price equal to the average of the closing bid price of our common stock during the 30 trading days prior to payment, which shall be no less than $0.35 and no greater than $0.65 per share, provided that the shares to be issued have been registered for resale under the Securities Act of 1933. The note is secured by substantially all of our assets. As further consideration for the financing, we issued to Pandora a 5-year warrant to purchase up to 928,571 shares of our common stock at a price of $0.40 per share, subject to adjustment. We also paid $40,000 in cash and issued warrants to purchase an aggregate of 200,000 shares of our common stock to two affiliates of Pandora as origination fees.

The note is secured by a personal guaranty provided by Wayne W. Mills, a shareholder and former director of our company. As consideration for the guaranty and for advisory related services, we paid Mr. Mills or his affiliate $48,750 and $25,000, respectively, and agreed to issue to Mr. Mills or his affiliate 5-year warrants to purchase, at an exercise price of $0.40 per share, 375,000 and 100,000 shares of our common stock, respectively.

Acquisition of Brazmin Ltda.
Pursuant to a purchase agreement dated February 6, 2004, between us and Argyle Securities Limited, a corporation formed under the laws of Saint Vincent, we purchased substantially all of the outstanding stock of Brazmin Ltda., a limited liability company formed under the laws of Brazil, effective as of February 6, 2004. Our purchase is subject to the Seller’s right to re-acquire the quota stock, as described below. Prior to the date of the purchase agreement, there was no relationship between Brazmin and Argyle Securities, on the one hand, and our company or any of our affiliates on the other hand. Brazmin’s only assets are the mineral exploration rights of four distinct regions located within the South American country of Brazil. Brazmin has never had any revenues, as its activities have been solely to search out and acquire exploration rights on properties that possess specific criteria relating to base minerals and precious minerals. We will operate Brazmin as a subsidiary.

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Pursuant to the purchase agreement, in exchange for 99.99 percent of the outstanding shares of Brazmin, we (a) paid $50,000 in cash, (b) issued 700,000 shares of our common stock (valued at $686,000 based on the closing sale price of our common stock, as quoted on the OTCBB, February 6, 2004), (c) issued a 5-year warrant to purchase an additional 150,000 shares of our common stock at an exercise price of $1.50 per share (valued at $147,000 using the Black-Scholes pricing model), and (d) reimbursed the seller for $19,847 of out-of-pocket expenses. We also entered into two consulting agreements with two principals of Brazmin for continued services. The consulting agreements are for a period of six months, with monthly aggregate payments of $4,000 plus options to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.10 per share. The options vest completely on February 6, 2005. The consulting agreements may be renewable for additional six month terms should the need exist.

Pursuant to the Brazmin purchase agreement, we are required to use our best efforts to register the resale of the shares of common stock issued as consideration, including the 150,000 shares issuable upon exercise of the warrants, under the Securities Act by no later than July 5, 2004. In the event that the shares are not registered by that date, Argyle Securities has the sole right (exercisable on or before July 15, 2004) to terminate the purchase agreement and reacquire the Brazmin stock subject thereto. In the event Argyle Securities exercises this right, it also must return to us the shares and warrants that we issued as consideration for the purchase of the Brazmin stock, although it is entitled to retain the $50,000 cash payment and the reimbursed out-of-pocket expenses paid by us.

Private Placement

In October 2003, we completed a private placement of 10,190,000 units of our securities, each unit consisting of one share of common stock and a one-year warrant to purchase one-half of one share of common stock at a price of $0.75 per share. The units were sold at a price of $0.25 per unit, resulting in gross proceeds of $2,547,500 before agent commissions and other offering related expenses. We agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased in the private placement. In accordance with the terms of the private placement, because such registration statement was not declared effective by the Securities and Exchange Commission by February 11, 2004, we issued to the investors an additional one-fifth of one share of our common stock for each unit purchased in the private placement, or 2,038,000 shares. For accounting purposes, the issuance of these additional shares is treated as a reduction in the purchase price of the units originally issued.
Transaction with Hawk and Hawk USA

On June 26, 2003, the Company and Hawk USA formed a limited liability company known as Active Hawk Minerals, LLC, organized under Minnesota law (“Active Hawk”), which we initially owned with Hawk USA on a 50-50 basis. In exchange for its 50 percent equity interest in Active Hawk, Hawk USA contributed all of its interest in the FSC and Holdsworth Projects. In exchange for receiving our 50 percent equity interest in Active Hawk, we agreed to assume Hawk USA’s obligations, which included the commitment to advance the initial $2.1 million to Kwagga in connection with the FSC Project. We also issued to Hawk USA 3,750,000 shares of our common stock. Pursuant to the terms of our agreement with Hawk USA, we received an option to acquire Hawk USA’s entire 50 percent equity interest in Active Hawk in exchange for issuing to Hawk USA an additional 2,500,000 shares of our common stock. We exercised the option to purchase Hawk USA’s interest in Active Hawk on November 7, 2003, and issued the stock. Active Hawk is now our wholly owned subsidiary.

Active Hawk could ultimately become a 50 percent shareholder of Kwagga if it advances a total of $3.5 million to Kwagga for expenditures that would be used to explore, develop and maintain the FSC Project property. Even if we become a 50 percent shareholder in Kwagga, we would still be considered a passive investor with respect to the FSC Project.

On June 26, 2003, the issuance of 3,750,000 shares of our common stock to Hawk USA (as described above) represented an issuance of 28.2 percent of our total issued and outstanding common stock of 13,307,181 shares. On November 7, 2003, the issuance of 2,500,000 shares of our common stock to Hawk USA (also described above) represented an issuance of 9.0 percent of our total issued and outstanding common stock of 27,797,181 shares.

To date, we have made payments of $2,025,000 to Kwagga to begin exploration of the FSC Project. We have one remaining payment of $75,000 due June 30, 2004, which will complete the initial earn-in funding of $2,100,000 as specified in Heads of Agreement.

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Changes in Management

Pursuant to our Joint Agreement with Hawk USA relating to the formation of Active Hawk, our former board of directors (as it was constituted prior to June 26, 2003) agreed to (a) appoint three new directors to our board to be effective upon the closing of the Joint Agreement, two of whom would be Hawk USA designees and the third to be agreed upon between us and Hawk USA, (b) cause a sufficient number of our then existing directors to resign such that we had no more than two directors remaining immediately prior to the closing, and (c) appoint new persons, as mutually agreed upon by us and Hawk USA, to hold the offices of chief executive officer, chief financial officer and secretary. The new directors were appointed by two former board members in accordance with our bylaws, which allows our board to appoint new directors upon a majority vote of the then-existing board. Accordingly, prior to our June 26, 2003 closing with Hawk USA, the two remaining directors then serving on the board adopted a resolution appointing as directors H. Vance White and Walter E. Brooks (Hawk USA’s designees), as well as Michael Pickens, who was the mutually agreed-upon appointee, and Mark D. Dacko, who was designated by our previous board of directors. Our board also appointed Mr. White to be our chief executive officer. The effective times of the director and officer appointments were conditioned on the completion of the transaction. Mr. Dacko continued to serve as our chief financial officer and secretary following the completion of the transaction. Further, the two directors then serving on the board immediately prior to the transaction, delivered their resignations, which were effective following the closing.

Norman D. Lowenthal and Zoran Arandjelovic were subsequently appointed to our board of directors on September 4, 2003 and November 5, 2003, respectively. In April 2004, Mr. Arandjelovic resigned from our board and Mr. Pickens passed away due to illness. See “Management.”

The Offering

The selling security holders identified on pages 39 - 40 of this prospectus are offering on a resale basis a total of 23,087,000 shares of our common stock, including 7,397,000 shares issuable upon the exercise of outstanding warrants. For a complete description of the terms and conditions of our common stock, you are referred to the section in this prospectus entitled “Description of Securities.”

Common stock offered	22,187,000 shares
Common stock outstanding before the offering(1)	33,275,181 shares
Common stock outstanding after the offering	40,372,181 shares
Common Stock OTCBB symbol	WITM
______________

(1)	Based on the number of shares outstanding as of June 4, 2004, not including (a) 17,416,122 shares issuable upon exercise of certain warrants; (b) 690,000 redeemable warrants issued and outstanding; or (c) 4,731,752 shares reserved for issuance under various stock option agreements, including those issued under our stock option plans.

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RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK IS EXTREMELY RISKY. YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT. PRIOR TO MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY REVIEW THIS ENTIRE PROSPECTUS AND CONSIDER THE FOLLOWING RISK FACTORS:

RISKS RELATING TO OUR COMMON STOCK

TRADING OF OUR COMMON STOCK IS LIMITED.

Trading of our common stock is conducted on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board, or “OTC Bulletin Board.” This has an adverse effect on the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

BECAUSE IT IS A “PENNY STOCK” IT CAN BE DIFFICULT TO SELL SHARES OF OUR COMMON STOCK.

Our common stock is a “penny stock.” Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser’s written agreement to the purchase. The penny stock rules may make it difficult for you to sell your shares of our stock. Because of the rules, there is less trading in penny stocks. Also, many brokers choose not to participate in penny stock transactions. Accordingly, you may not always be able to resell our shares of common stock publicly at times and prices that you feel are appropriate.

A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK ARE OR WILL BECOME AVAILABLE FOR SALE AND THEIR SALE COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

Sales of a substantial number of shares of our common stock in the public market after this offering could adversely affect the market price for our common stock and make it more difficult for you to sell our shares at times and prices that you feel are appropriate. As of June 4, 2004, we have 33,275,181 shares of common stock and 690,000 redeemable warrants issued and outstanding. Furthermore, we have 4,731,752 stock options and 17,416,122 warrants issued.

RISKS RELATING TO OUR FINANCIAL CONDITION

WE CURRENTLY DO NOT HAVE ENOUGH CASH TO FUND OPERATIONS DURING 2004.

We expect that our cash expenditures for fiscal 2004 will be approximately $900,000 and, as of June 3, 2004, we had only approximately $105,000 of cash and other current assets on hand. Since we do not expect to generate any significant revenue from operations in 2004, we will be required to raise additional capital in financing transactions in order to satisfy our expected cash expenditures. We expect to raise such additional capital by selling shares of our capital stock or by borrowing money. However, such additional capital may not be available to us at acceptable terms or at all. Further, if we sell additional shares of our capital stock, your ownership position in our company will be subject to dilution. In the event that we are unable to obtain additional capital, we may be forced to reduce our operating expenditures or to cease operations altogether.

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WE HAVE NO OPERATING ASSETS.

On March 14, 2003, we completed the sale of our Hosted Solutions Business and on April 30, 2003, we completed the sale of substantially all of the assets of our Accounting Software Business, in which the results of operations have been reported as discontinued operations, thereby providing no future benefit to our ongoing business plan. Accordingly, we are an exploration stage company and do not anticipate having any revenues from operations until an economic mineral deposit is discovered or unless we complete other acquisitions or joint ventures with business models that produce such revenues. Currently, we have rights in three projects: the FSC Project in South Africa (in which we are a passive investor), the Holdsworth Property near Wawa, Ontario, Canada and the 4 properties of Brazmin located in South America (neither of which we have the capacity to commence any exploration on). None of these projects may ever produce any significant mineral deposits, however.

WE ANTICIPATE INCURRING LOSSES FOR THE FORESEEABLE FUTURE.

Since becoming an exploration stage company in May 2003 through March 31, 2004, we have incurred an aggregate net loss of $6,663,021. As of March 31, 2004, we had total current assets of $708,054. We expect operating losses to continue for the foreseeable future and may never be able to operate profitably.

OUR INDEPENDENT AUDITORS HAVE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have had net losses for each of the years ended December 31, 2003, 2002 and 2001, and we had an accumulated deficit as of December 31, 2003. Since the financial statements for each of these periods were prepared assuming that we would continue as a going concern, in the view of our independent auditors, these conditions raise substantial doubt about our ability to continue as a going concern. Furthermore, since we do not expect to generate any significant revenues for the foreseeable future, our ability to continue as a going concern depends, in large part, on our ability to raise additional capital through equity or debt financing transactions. If we are unable to raise additional capital, we may be forced to discontinue our business.

RISKS RELATING TO OUR BUSINESS

OUR SUCCESS IN CONNECTION WITH THE FSC PROJECT IS SUBSTANTIALLY DEPENDENT ON THE PROJECT’S OPERATOR.

Pursuant to the Heads of Agreement with Kwagga and AfriOre, the FSC Project’s operator has the sole discretion to formulate and carry out the work plans with regard to the manner in which the funds that we or Active Hawk forward to Kwagga. Further, we have only limited rights to receive information concerning the status of the FSC Project. We therefore are relying heavily on the ability of Kwagga and AfriOre, the FSC Project operator, to make prudent use of all funds in connection with the exploration phase of the FSC Project. If Kwagga and AfriOre do not use these funds wisely, we may not realize any return on our investment. Further, we are dependent on the financial health and condition of AfriOre. In the event AfriOre became insolvent or otherwise unable to carry out its obligations under the Heads of Agreement, we could lose the entire amount we have invested in exploration of the FSC Project. We also depend on the project’s operator to obtain and maintain various governmental licenses and permits necessary to explore and develop the properties. The failure to obtain and maintain such licenses and permits may cause significant delays in exploring and developing the properties, or even may prevent the completion of any of these activities altogether.

WE WILL REQUIRE ADDITIONAL FINANCING TO CONTINUE TO FUND OUR CURRENT EXPLORATION PROJECT INTERESTS OR TO ACQUIRE INTERESTS IN OTHER EXPLORATION PROJECTS.

Additional financing will be needed in order to fund beyond the initial 5 to 7 drillhole exploration program currently underway at the FSC Project, to fund exploration of the Holdsworth Project and Brazmin, or to potentially complete further acquisitions or complete other acquisitions or joint ventures with other business models. Our means of acquiring investment capital is limited to private equity and debt transactions. We have no significant sources of currently available funds to engage in additional exploration and development. Without additional capital, we will be unable to fund exploration of our current property interests or acquire interests in other mineral exploration projects that may become available. See “—Risks Relating to Our Financial Condition – We Currently Do Not Have Enough Cash to Fund Operations During 2004.”

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WE ARE SUBSTANTIALLY DEPENDENT UPON OUR CHIEF EXECUTIVE OFFICER.

We are substantially dependent on the expertise and industry knowledge of H. Vance White, our chief executive officer. The loss of his services could have an adverse effect on us and we do not currently have key person insurance with respect to Mr. White.

SOME OF OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WITH REGARD TO CERTAIN TRANSACTIONS THAT WE MAY ENTER.

H. Vance White, who is a director and the chief executive officer of our Company, and Walter Brooks, a director of our Company, are both also officers and directors of Hawk Precious Minerals Inc., a junior exploration company and the parent company of Hawk USA, and partners in Brooks & White Associates, an unincorporated Canadian partnership that provides management, financial and investor relations services to junior mineral resource exploration companies. Mr. Brooks is also a board member of Rodinia Minerals Inc., a junior Canadian resources company. As a result of their positions with other companies that may, from time to time, compete with us, Messrs. White and Brooks may have a conflict of interest to the extent the other companies with which they are affiliated acquire rights in exploration projects that may be suitable for us to acquire.

WE MAY BE REQUIRED TO RETURN OUR SHARES OF STOCK IN BRAZMIN LTDA.

Pursuant to the terms of our February 2004 purchase of substantially all of the outstanding stock of Brazmin Ltda., we issued 700,000 shares of our common stock, plus a warrant to purchase an additional 150,000 shares at a price of $1.50 per share, as partial consideration for the purchase. We agreed to use our best efforts to register the resale of these shares under the Securities Act on or before July 5, 2004. In the event the shares are not registered by that time, the seller of the Brazmin stock may elect on or before July 10, 2004 to reacquire all of our interest in Brazmin in exchange for returning the shares of our common stock and the warrant that we issued as consideration for our purchase.

OUR PERFORMANCE MAY BE SUBJECT TO FLUCTUATIONS IN GOLD PRICES.

The profitability of a gold exploration project could be significantly affected by changes in the market price of gold. Mine production and the willingness of third parties such as central banks to sell or lease gold affects the supply of gold. Demand for gold can be influenced by economic conditions, attractiveness as an investment vehicle and the relative strength of the U.S. dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Worldwide production levels also affect gold prices. In addition, the price of gold has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in gold prices may adversely affect the value of any discoveries made at the sites with which we are involved.

THE NATURE OF MINERAL EXPLORATION IS INHERENTLY RISKY.

The exploration for and development of mineral deposits involves significant financial risks, which even experience and knowledge may not eliminate, regardless of the amount of careful evaluation applied to the process. Very few properties are ultimately developed into producing mines. Whether a gold deposit will be commercially viable depends on a number of factors, including:

●	financing costs;

●	proximity to infrastructure;

●	the particular attributes of the deposit, such as its size and grade; and

●	governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection.

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The outcome of any of these factors may prevent us from receiving an adequate return on invested capital.

MINERAL EXPLORATION IS EXTREMELY COMPETITIVE.

There is a limited supply of desirable mineral properties available for claim staking, lease or other acquisition in the areas where we contemplate participating in exploration activities. We compete with numerous other companies and individuals, including competitors with greater financial, technical and other resources than we possess, in the search for and the acquisition of attractive mineral properties. Our ability to acquire properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for future mineral exploration. We may not be able to compete successfully with our competitors in acquiring such properties or prospects.

KWAGGA MAY BE REQUIRED TO SELL A SUBSTANTIAL AMOUNT OF ITS STOCK DUE TO LEGISLATION ENACTED IN SOUTH AFRICA, WHICH WOULD DILUTE OUR EQUITY POSITION IN KWAGGA.

The Republic of South Africa recently enacted the “Broad Based Black Economic Empowerment Act.” The aim of this and other related legislation is to address the disparate economic impact on black South Africans that existed during apartheid and which continues to exist today. When fully effective, the legislation is expected to require that all South African exploration and mining companies have at least 26 percent equity ownership by black South Africans. In accordance with and in anticipation of the effective date of certain requirements contemplated by this legislation, the Heads of Agreement provides that Kwagga will eventually offer up to 28 percent of its capital stock at fair market value to a black South African investor group. Any investment by such a group will dilute our ownership of Kwagga and, accordingly, the right to receive profits generated from the FSC Project, if any. See “Business – South African Black Economic Empowerment Legislation.”

THE OPERATORS OF OUR EXPLORATION PROJECTS MAY NOT HAVE ALL NECESSARY TITLE TO THE MINING EXPLORATION RIGHTS.

We expect that Kwagga and AfriOre will have good and proper right, title and interest in and to the respective mining exploration rights they currently own, have optioned or intend to acquire and that they will explore and develop. Such rights may be subject to prior unregistered agreements or interests or undetected claims or interests, which could be materially impair our ability to participate in the development of the FSC Project. The failure to comply with all applicable laws and regulations, including failure to pay taxes and to carry out and file assessment work, may invalidate title to portions of the properties where the exploration rights are held.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in the documents incorporated by reference into this prospectus that are forward-looking in nature are based on the current beliefs of our management, as well as assumptions made by and information currently available to management, including statements related to the uncertainty of the quantity or quality of probable ore reserves, the fluctuations in the market price of such reserves, general trends in our operations or financial results, plans, expectations, estimates and beliefs. In addition, when used in this prospectus, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. These statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which is subject to risks, which may have a significant impact on our business, operating results or financial condition. Readers are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. We undertake no obligation to update forward-looking statements. The risks identified under the heading “Risk Factors” in this prospectus, among others, may impact forward-looking statements contained in this prospectus.

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USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling security holders. We would receive gross proceeds in the approximate amount of $4,875,000 assuming the exercise of all the warrants with respect to which the underlying shares that are being offered hereby. To the extent any of these warrants are exercised, we intend to use the proceeds to acquire further exploration projects and for general working capital.

In connection with our October 2003 private placement, we received net proceeds of $2,251,603 (after deducting commissions and expenses) from the sale of 10,190,000 shares of our common stock and one-year warrants to purchase 5,095,000 shares of common stock at a price of $0.75 per share. From these net proceeds, we paid Kwagga the sum of $1,300,000 in partial satisfaction of our obligations under the Heads of Agreement. We used the remaining proceeds for general corporate purposes. We are required to pay an additional $75,000 to Kwagga under the Heads of Agreement by June 30, 2004.

MARKET PRICE FOR OUR COMMON EQUITY

Our common stock is quoted on the OTCBB under the symbol “WITM.” Prior to March 26, 2003, our common stock was quoted on the Nasdaq SmallCap Market under the symbol “AIQT.” Prior to May 1, 2001, our stock traded under the symbol “METR.” As of June 4, 2004 the last sale price of our common stock as reported by OTCBB was $0.50 per share. The following table sets forth for the periods indicated the range of high and low bid prices of our common stock:

Quarter Ended	High	Low

March 31, 2002	$4.75	$1.66
June 30, 2002	$2.00	$0.69
September 30, 2002	$1.00	$0.25
December 31, 2002	$0.75	$0.16

March 31, 2003	$0.29	$0.05
June 30, 2003	$0.75	$0.07
September 30, 2003	$0.71	$0.32
December 31, 2003	$1.70	$0.41

March 31, 2004	$1.33	$0.68

As of June 4, 2004, there were approximately 250 record holders of our common stock. Based on securities position listings, we believe that there are approximately 900 beneficial holders of our common stock.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and have no present intention of doing so in the foreseeable future. Rather, we intend to retain all earnings to provide for the growth of our Company. Payment of cash dividends in the future, if any, will depend, among other things, upon our future earnings, requirements for capital improvements and financial condition.
SELECTED FINANCIAL DATA

The following selected financial data set forth below is only a summary and should be read in conjunction with the financial statements and related notes for the year ended December 31, 2003, which is attached to this prospectus beginning at page F-1, as well as the discussions in this prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statement of operations and balance sheet data for and as of the years ended December 31, 2003, 2002 and 2001, are derived from our consolidated financial statements, which have been audited by Virchow, Krause & Company, LLP, independent public accountants. The statement of operations and balance sheet data for the years ended December 31, 2000 and 1999, are derived from our financial statements, which have been audited by Arthur Andersen LLP, independent public accountants.

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STATEMENT OF OPERATIONS DATA:
(in thousands, except per share information)

	For the Years Ended December 31,					Three Months Ended March 31,

	Restated						Restated
	2003	2002	2001	2000	1999	2004	2003

Revenue	$—	$—	$—	$—	$—	$—	$—
Loss from operations	(5,552)	—	—	—	—	(1,507)	—
Other Income (expense)	420	(352)	86	(34)	(48)	—	23
Gain (loss) from cont. operations	(5,132)	(352)	86	(34)	(48)	(1,507)	23)
Loss from disc. operations	(375)	(9,307)	(9,533)	(2,806)	(414)	—	(244)
Net loss	$(5,507)	$(9,659)	$(9,447)	$(2,840)	$(462)	$(1,507)	$(221)
Basic and diluted net loss per common share:
Continuing operations	$(0.33)	$(0.03)	$0.01	$(0.02)	$(0.20)	$(0.05)	$—
Discontinued operations	$(0.03)	$(0.74)	$(1.16)	$(1.63)	$(1.72)	$—	$(0.02)
Net loss	$(0.36)	$(0.77)	$(1.15)	$(1.65)	$(1.92)	$(0.05)	$(0.02)
Basic and diluted weighted average common shares outstanding	12,532	12,532	8,210	1,718	240	31,859	12,905

BALANCE SHEET DATA:
(in thousands)

	At December 31,					At March 31,

	Restated						Restated
	2003	2002	2001	2000	1999	2004	2003

Cash and equivalents	$364	$13	$1,377	$1,349	$410	$249	$739
Net assets of disc. operations	—	669	6,630	533	—	—	—
Total assets	3,921	682	8,007	1,882	410	3,956	739
Net liabilities of disc. operations	35	93	—	—	225	28	293
Long-term debt	—	—	—	—	—	—	—
Total liabilities	136	93	—	—	225	574	293
Shareholders’ equity	3,785	589	8,007	1,882	185	3,382	446
Common shares outstanding	30,297	13,265	10,731	3,836	374	33,275	13,057

In addition, due to a reclassification of our company’s Hosted Solutions Business as discontinued operations for the years ended December 31, 1999 through December 31, 2003, and the three months ended March 31, 2004 and 2003, and the statements of operations and balance sheets as of and for the years ended December 31, 2000 through December 31, 2003, certain amounts have been reclassified as discontinued operations.

There were no dividends declared per common share for any of the periods presented.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto as of and for the year ended December 31, 2003, as well as our interim condensed consolidate financial statements as of and for the quarter ended March 31, 2004, all of which are included in this prospectus beginning at page F-1. You should also read our consolidated financial statements and related notes for the years ended December 31, 2002, and 2001 included in our Annual Report on Form 10-K, which information is incorporated by reference into this prospectus. We further inform you to read the other documents that we file with the Securities and Exchange Commission after the date of this prospectus for information about subsequent developments involving us.

OVERVIEW

We are a precious minerals exploration company based in Minneapolis, Minnesota. We currently have interests in mineral exploration projects in South Africa, Canada and South America. We hold interests in two gold exploration projects that we acquired in a transaction completed on June 26, 2003 from Hawk Precious Minerals USA Inc., (“Hawk USA”), a wholly owned subsidiary of Toronto-based Hawk Precious Minerals Inc., (“Hawk”). In one of these projects, which we commonly refer to as the “FSC Project,” we are a passive investor and have the right to acquire up to a 50 percent equity interest in the company Kwagga Gold (Proprietary) Limited (“Kwagga”) through two funding stages: a $2,100,000 advance and a further $1,400,000 advance. Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd., (“AfriOre”). Kwagga holds the exploration rights for the FSC Project. The FSC Project consists of approximately 140,000 hectares located in the Republic of South Africa adjacent to the major goldfields discovered at the Witwatersrand Basin. AfriOre is a coal producer and precious minerals exploration company with offices in Johannesburg, South Africa and the operator of the FSC Project. We also hold exploration rights in a project located near Wawa, Ontario, Canada, which we refer to as the “Holdsworth Project.” The Holdsworth Project consists of 19 contiguous, patented mining claims covering approximately 304 hectares. We have devised a plan to conduct pre-exploration activities on the Holdsworth Project, which we estimate be approximately $150,000. Any pre-exploration activities will be expensed as incurred.

In February 2004, we acquired substantially all of the outstanding shares of capital stock of a Brazilian limited liability company named Brazmin Ltda. Brazmin, located in Rio de Janeiro, which holds the exploration rights to 4 distinct properties in Brazil. Brazmin’s current property portfolio consists of 4 distinct land regions in Brazil: the Rio Maria Property – Pará State; Campo Grande, Minas Gerais State; São Julião, Piaui and Ceara States; and the Serrita, Pernambuco State. We are currently assessing each of the properties to determine which represent projects that would be suitable for us to explore ourselves versus those that are more suitable for us to explore in collaboration with a third party operator and/or financier. When we complete this assessment, which we expect will occur by early in the third quarter of the current year, we then expect to be in a position to determine the scope and costs of exploration with regard to each project.

In the future, we will continue to seek new areas for exploration and the rights that would allow us to be either owners or participants. These rights may take the form of direct ownership of mineral exploration or, like our interest in the FSC Project, these rights may take the form of ownership interests in entities holding exploration rights. Further, although our only current interests are gold exploration projects, future projects may involve other precious minerals.

Until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business and until April 30, 2003, we provided accounting software through our Accounting Software Business. We sold substantially all of the assets relating to our Hosted Solutions Business and Accounting Software Business as of such dates. As a result of the sale of the Hosted Solutions Business and the Accounting Software Business, we became an exploratory stage company effective May 1, 2003.

As of May 1, 2004, our principal office is located at 520 Marquette Avenue, Suite 900, Minneapolis, Minnesota 55402. Our telephone number is (612) 349-5277 and our Internet address is www.witsbasin.com.

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RESULTS OF OPERATIONS

Three Months Ended March 31, 2004 versus Three Months Ended March 31, 2003

Revenues

With the sale of the Hosted Solutions Business on March 14, 2003, and the sale of our Accounting Software Business on April 30, 2003, we had no revenues from continuing operations for the quarters ended March 31, 2004 and 2003. Furthermore, we do not anticipate having any future revenues until an economic mineral deposit is discovered or unless we make further acquisitions or complete other mergers or joint ventures with business models that produce such results.

Operating Expenses

General and administrative expenses were $819,906 for the three months ended March 31, 2004 as compared to $0 for the same period in 2003. This includes an accrual for $360,000 relating to our litigation with Jack Johnson. We anticipate that future expenses should be less due to our litigation efforts.

Exploration expenses relate to the expenditures being reported to Active Hawk Minerals LLC, on the work-in-process from the project operator, AfriOre, at the FSC Project site and any expenses related to the Brazmin properties, including landowner payments, geological expenses and consulting fees.

We began amortization of the Exploration Intangible (of the FSC Project) over a 24-month period on a straight-line basis. This is based on the premise that the initial 5 to 7 drill holes at the FSC Project will be completed within 24 months. The quarterly amortization will be approximately $254,000. Also, we have begun amortization of the Holdsworth Project over a 15-month period on a straight-line basis at a rate of $30,000 per quarter. This is based on the assessment that the Holdsworth Project is a relatively small project, and as such, our goal is to locate a third party operator by fiscal year end and move the Project forward, otherwise we will have deemed the Project to have a minimal value.

Other Income

Our other income consists of interest income. Interest income for the quarter ended March 31, 2004 was $0 compared to $23,544 for the same period in 2003. The interest income we reported for 2003 was earned from a Federal Income Tax refund filed with the IRS.

Discontinued Operations

Effective with the sale of our Hosted Business Solutions model on March 14, 2003, we have classified all results as discontinued operations for all periods reported.

The following are condensed consolidated statements of discontinued operations for the quarters ended March 31,

HOSTED SOLUTIONS BUSINESS	2004	2003

Revenues	$—	$132,455

Operating expenses
Costs of sales	—	35,354
Selling, general and administrative	—	189,434
Depreciation and amortization	—	8,719
Loss (gain) on disposal of assets	—	(749)

Total operating expenses	—	232,758

Loss from discontinued operations	—	(100,303)

Other income	—	150,000
Loss on sale of prepaid royalties	—	(434,895)

Net loss from discontinued operations	$—	$(385,198)

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Effective with the sale of our Accounting Software Business model on April 30, 2003, we have classified all results as discontinued operations for all periods reported.

The following are condensed consolidated statements of discontinued operations for the quarters ended March 31,

ACCOUNTING SOFTWARE BUSINESS	2004	2003

Revenues	$—	$1,186,729

Operating expenses
Costs of goods sold	—	309,801
Selling, general and administrative	—	463,009
Depreciation and amortization	—	61,325
Product development	—	165,348

Total operating expenses	—	999,483

Income from discontinued operations	—	187,246

Other expense	—	(46,356)

Net income from discontinued operations	$—	$140,890

FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

Revenues

We had no revenues from continuing operations for the years December31, 2003 and 2002. Furthermore, we do not anticipate having any future revenues until an economic mineral deposit is discovered or unless we make further acquisitions or complete other mergers or joint ventures with business models that produce such results.

Operating Expenses

General and administrative expenses were $1,355,360 for 2003 as compared to $0 for 2002. After we completed the sale of our Hosted and Accounting businesses, we became an exploratory stage company effective May 1, 2003, and all prior operating expenses have been reclassified as discontinued operations. Of the $1,355,360 recorded for 2003, approximately $694,000 relate to the amortization of prepaid consulting fees for warrants and common stock issued for consulting services. Additionally, we recorded approximately $275,000 for legal and marketing services. We anticipate that our operating expenses will decline over the next fiscal year.

Exploration expense for 2003 was $500,000 as compared to $0 for 2002. This expense relates to the initial range-finding drillhole program began in October 2003 by the operator of the FSC Project, AfriOre. This expense is for the preparation required to move, position and erect the drilling equipment at a new drillhole site.

Amortization for 2003 was $557,109 as compared to $0 for 2002. The amortization expense relates to our passive investment to acquire the FSC and Holdsworth Projects. We began amortization of the FSC Project over a 24-month period on a straight-line basis beginning in June 2003. We began amortization of the Holdsworth Project over a 15-month period on a straight-line basis beginning in October 2003. During the year ended December 31, 2003, all fully depreciated assets were written off. For the next 12 months, amortization expense of exploration intangibles will be approximately $94,700 per month. Additionally, we do not anticipate further depreciation expense of fixed assets until such time as we deem it necessary to make purchases of depreciable fixed assets.

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For fiscal 2003, we recorded $3,137,500 related to the issuance of common stock in exchange for mining rights as follows: on June 26, 2003, we issued 3,750,000 unregistered shares of our common stock to Hawk USA, as specified in the Joint Venture and Joint Contribution Agreement, and a Member Control Agreement (collectively “Joint Agreement”). We valued these shares at $0.73 per share, or $2,737,500, based on the closing sale price of our common stock on June 26, 2003 as listed on the OTCBB and recorded it as an expense, since these shares were issued in excess of the contributions made to Active Hawk Minerals, LLC. Additionally, as specified in the Joint Agreement, we obtained a “Buyout Option” in which we could acquire Hawk USA’s 50 percent interest in the LLC, by issuing Hawk USA 2,500,000 shares of our common stock. On November 7, 2003, we exercised the option and issued the common stock valued at $0.94 per share, or $2,350,000, based on the closing sale price of our common stock on November 7, 2003 as listed on the OTCBB. As of September 30, 2003, the Company and Hawk USA, each owned 50% of the LLC and each member’s carrying value was $1,950,000. Effective with the exercise of the Buyout Option, Hawk USA exchanged their interest in the LLC for an additional 2,500,000 shares of our common stock; and the difference between the carrying value, $1,950,000, and the value of the common stock received, $2,350,000, or $400,000 has been expensed, since these shares were also issued in excess of the contributions made to the LLC.

We recorded losses on disposal of assets for 2003 of $1,633 as compared to $0 for 2002.

Other Income and Expenses

Our other income and expense consists of interest and dividend incomeand interest expense. Interest income for 2003 was $25,769 compared to interest and dividend income of 15,244 for the same period in 2002. The interest income we reported for 2003 was primarily earned from a federal income tax refund filed with the IRS. The interest and dividend income we reported for 2002 was related equally to portfolio interest and the interest accrued on stock subscription receivables.

Interest expense for 2003 was $0 and for 2002 it was $119,206, which related to a loan we entered into in March 2002, in which we borrowed $450,000 from Blake Capital Partners, LLC, an entity wholly owned by Mr. Mills, a shareholder and who was then a director. In May 2002, we allowed Blake Capital Partners to convert $150,000 of outstanding principal under the note into 200,000 shares of common stock at a price of $0.75 per share. We satisfied the remaining outstanding principal and accrued interest in full in June 2002. Included in the total interest expense is an $80,000 non-cash interest charge to reflect the discount to market of the shares issued.

Income Tax Refund

We filed an amended Federal Income Return on prior Net-Operating Losses (NOL’s) and received a tax refund in the amount of $243,920 during the quarter ended June 30, 2003. No further refunds will be available based on current tax law for the periods previously amended.
1.22
Discontinued Operations

Hosted Solutions Business

In December 2001, we entered in an application service provider (“ASP”) software license agreement with Stellent, Inc., which formed the backbone to our Hosted Solutions Business (“HSB”). The ASP agreement provided us with a three-year worldwide exclusive license to be the hosted ASP solution for Stellent’s Content Management software. We agreed to pay a royalty of 20 percent of net receipts, as defined in the ASP agreement, or $500 per month per customer, whichever was greater. The minimum royalty commitments for the exclusive ASP license were as follows: $1,000,000 for year 2002, $2,000,000 for year 2003 and $3,000,000 for year 2004. The ASP agreement required a minimum royalty to be paid as follows: a credit of $500,000 from existing prepaid royalties recorded at Stellent, a payment of $500,000 was paid with the execution of the ASP agreement and two $500,000 payments were due in September and December 2002. On March 29, 2002, we prepaid the September and December payments and in consideration of the early payment, we received a five percent discount, or $50,000. Since our revenues for the year ended December 31, 2002 were below the minimum, we recognized the full amount of expense and ended the year with a balance of $975,000.

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On March 14, 2003, we sold all of the assets relating to our Hosted Solutions Business for $650,000 cash, the reimbursement of transaction-related expenses incurred by us in the amount of $150,000, and the assumption of certain obligations, liabilities and employees of ours. The remaining balance of the prepaid royalties ($975,000 at December 31, 2002) was expensed and netted together with the assets and liabilities of the HSB ($109,895 at March 14, 2003) together with the cash received ($650,000) in the transaction.

Under Minnesota law, shareholder approval is required when a corporation disposes of “all or substantially all” of its assets. The assets related to the Hosted Solutions Business, which represented only 23 percent of our total assets and which generated only 11 percent of our consolidated revenues for the year ended December 31, 2002, did not constitute the sale of all or substantially all of our assets. Therefore, the transaction was not subject to shareholder approval. With the completion of this sale, we no longer operate in the online document management business.

The following are condensed consolidated statements of discontinued operations for the:

	For The Years Ended December 31,
	2003	2002

Revenues	$132,455	$499,378

Operating Expenses:
Cost of sales
Selling, general and administrative	35,354	588,488
Depreciation and amortization	239,871	3,471,807
Loss (gain) on disposal of assets	8,935	144,962
Loss on impairment of goodwill	(749)	114,037
	—	417,273
Total operating expenses	283,411	4,738,567

Loss from discontinued operations	(150,956)	(4,239,189)

Other income	150,000	430,000
Loss on sale of prepaid royalties	(434,895)	--
Net loss from discontinued operations	$(435,851)	$(3,809,189)

Accounting Software Business

In December 2002, our Board of Directors authorized a plan to sell our Accounting Software Business to key employees of that division. The Accounting Software Business published traditional accounting and financial management software for small and medium sized businesses, farms and ranches throughout North America. We acquired (through the acquisition of three companies) the Accounting Software Business during the year ended December 31, 2001 for the purpose of utilizing the business customer base to market other of our Epoxy Network products and services. The Accounting Software Business consisted of two accounting software applications companies: Red Wing Business Systems, Inc. and Champion Business Systems, Inc. Also, during 2002, we decided to abandon the Epoxy Network business after acquiring the rights to develop and market hosted online document solution products. Therefore, once we abandoned the Epoxy Network business model to focus on the Hosted Solutions Business, the Accounting Software Business no longer fit within our business plan.

On April 30, 2003, we completed the sale of substantially all of the assets of the Accounting Software Business to two employees of that division, Kenneth Hilton and James Long. Mr. Hilton served as the President and Mr. Long served as the Chief Financial Officer, collectively as (the “Purchaser”).

17

The assets sold consisted primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The Purchaser assumed substantially all the liabilities of the Accounting Software Business incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. The remaining outstanding debt (as of April 30, 2003 of $1,451,714) that was incurred during 2001 to acquire the Accounting Software Business was discharged as follows: (a) cash proceeds ($752,426) from the Purchaser were used to pay 17 of the note holders a negotiated 75 percent of the remaining balance due under the terms of their promissory notes, (b) the 25 percent discount ($250,809) re-negotiated with the 17 note holders, was booked as a component of discontinued operations, and (c) the remaining seven note holders (valued at $448,479) received new promissory notes issued by the Purchaser, again which was as a component of discontinued operations of the Accounting Software Business.

The shareholders of the Company approved the sale at a special meeting on April 29, 2003.

The following are condensed consolidated statements of discontinued operations:

ACCOUNTING SOFTWARE BUSINESS	For the Years Ended December 31,
	2003	2002

Revenues	$1,491,059	$4,179,547

Operating Expenses:
Cost of goods sold	371,971	1,267,622
Selling, general and administrative	617,417	2,528,863
Depreciation and amortization	63,848	1,645,646
Product development	231,243	359,504
Loss on impairment of goodwill	—	2,131,391

Total operating expenses	1,284,479	7,933,026

Income (loss) from discontinued operations	206,580	(3,753,479)

Interest expense	(45,366)	(248,263)
Loss on the sale of ASB	(99,085)	—
Other expense	(1,328)	(3,862)
Loss on disposal of ASB	—	(1,740,000)

Net income (loss) from discontinued operations	$60,801	$(5,745,604)

Included in the net income from discontinued operations for the year ended December 31, 2003 was a loss on the sale of the discontinued operations of $99,085.

FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

Revenues

We had no revenues from continuing operations for the years December 31, 2002 and 2001.

Operating Expenses

We had no operating expenses from continuing operations for the years December 31, 2002 and 2001.

Other Income and Expenses

Our other income and expense consists of interest and dividend income and interest expense. Interest and dividend income for 2002 was $15,244 as compared to $159,101 for 2001. This income represents interest earned on our short-term investments.

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Interest expense for 2002 was $119,206 as compared to $7,138 for 2001. The increase in expense relates primarily to a loan we entered into in March 2002, in which we borrowed $450,000 from Blake Capital Partners, LLC, an entity wholly owned by Mr. Mills, a shareholder and who was then a director. In May 2002, we allowed Blake Capital Partners to convert $150,000 of outstanding principal under the note into 200,000 shares of common stock at a price of $0.75 per share. We satisfied the remaining outstanding principal and accrued interest in full in June 2002. Included in the total interest expense is an $80,000 non-cash interest charge to reflect the discount to market of the shares issued.

Discontinued Operations

Hosted Solutions Business

In December 2001, we entered in an application service provider (“ASP”) software license agreement with Stellent, Inc., which formed the backbone to our Hosted Solutions Business (“HSB”). The ASP agreement provided us with a three-year worldwide exclusive license to be the hosted ASP solution for Stellent’s Content Management software. We agreed to pay a royalty of 20 percent of net receipts, as defined in the ASP agreement, or $500 per month per customer, whichever was greater. The minimum royalty commitments for the exclusive ASP license were as follows: $1,000,000 for year 2002, $2,000,000 for year 2003 and $3,000,000 for year 2004. The ASP agreement required a minimum royalty to be paid as follows: a credit of $500,000 from existing prepaid royalties recorded at Stellent, a payment of $500,000 was paid with the execution of the ASP agreement and two $500,00 0 payments were due in September and December 2002. On March 29, 2002, we prepaid the September and December payments and in consideration of the early payment, we received a five percent discount, or $50,000. Since our revenues for the year ended December 31, 2002 were below the minimum, we recognized the full amount of expense and ended the year with a balance of $975,000.

On March 14, 2003, we sold all of the assets relating to our Hosted Solutions Business.

The following are restated condensed consolidated statements of discontinued operations for the:

HOSTED SOLUTIONS BUSINESS	For The Years Ended December 31,
	2002	2001

Revenues
	$499,378	$462,800

Operating Expenses:
Cost of sales	588,488	191,422
Selling, general and administrative	3,471,807	6,514,829
Depreciation and amortization	144,962	1,641,875
Loss (gain) on disposal of assets	114,037	55,194
Loss on impairment of goodwill	417,273	--

Total operating expenses	4,738,567	8,403,320

Loss from discontinued operations	(4,239,189)	(7,940,520)

Other income	430,000	--
Loss on sale of prepaid royalties	--	--
Net loss from discontinued operations	$(3,809,189)	$(7,940,520)

Accounting Software Business

In December 2002, our Board of Directors authorized a plan to sell our Accounting Software Business to key employees of that division. The Accounting Software Business published traditional accounting and financial management software for small and medium sized businesses, farms and ranches throughout North America. We acquired (through the acquisition of three companies) the Accounting Software Business during the year ended December 31, 2001 for the purpose of utilizing the business customer base to market other of our Epoxy Network products and services. The Accounting Software Business consisted of two accounting software applications companies: Red Wing Business Systems, Inc. and Champion Business Systems, Inc. Also, during 2002, we determined to abandon the Epoxy Network business after acquiring the rights to develop and market hosted online document solution products. Therefore, once we abandoned the Epoxy Network business model to focus on the Hosted Solutions Business, the Accounting Software Business no longer fit within our business plan.

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On April 30, 2003, we completed the sale of substantially all of the assets of the Accounting Software Business to two employees of that division, Kenneth Hilton and James Long. Mr. Hilton served as the President and Mr. Long served as the Chief Financial Officer, collectively as (the “Purchaser”).

The assets sold consisted primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The Purchaser assumed substantially all the liabilities of the Accounting Software Business incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. The remaining outstanding debt (as of April 30, 2003 of $1,451,714) that was incurred during 2001 to acquire the Accounting Software Business was discharged as follows: (a) cash proceeds ($752,426) from the Purchaser were used to pay 17 of the note holders a negotiated 75 percent of the remaining balance due under the terms of their promissory notes, (b) the 25 percent discount ($250,809) re-negotiated with the 17 note holders, was booked as a component of discontinued operations, and (c) the remaining seven note holders (valued at $448,479) received new promissory notes issued by the Purchaser, again which was as a component of discontinued operations of the Accounting Software Business.

The shareholders of the Company approved the sale at a special meeting on April 29, 2003.

The following are condensed consolidated statements of discontinued operations:

ACCOUNTING SOFTWARE BUSINESS
	For the Years Ended December 31,

	2002	2001

Revenues	$4,179,547	$2,248,060

Operating Expenses:
Cost of goods sold	1,267,622	403,658
Selling, general and administrative	2,528,863	1,857,510
Depreciation and amortization	1,645,646	1,519,617
Product development	359,504	52,041
1.28 Loss on impairment of goodwill	2,131,391	--

Total operating expenses	7,933,026	3,832,826

Loss from discontinued operations	(3,753,479)	(1,584,766)

Interest expense	(248,263)	(66,273)
Loss on the sale of ASB	--	--
Other expense	(3,862)	(7,212)
Loss on disposal of ASB	(1,740,000)	--

Net loss from discontinued operations	$(5,745,604)	$(1,658,251)

FINANCIAL CONDITION

Liquidity and Capital Resources

Liquidity is a measure of an entity’s ability to secure enough cash to meet its contractual and operating needs as they arise. We have funded our operations and satisfied our capital requirements primarily through the sale of our business assets and the sale of securities. We do not generate sufficient net positive cash flows from our operations to fund the next twelve months. For the years ended December 31, 2003, 2002 and 2001, we had net cash used in operating activities of $405,362, $2,058,283 and $3,843,954, respectively.
We have funded our operations and satisfied our capital requirements primarily through the sale of our business assets and the sale of securities. Net cash used by operating activities was $204,526 for the quarter ended March 31, 2004, compared to net cash provided by operating activities of $263,845 for the same period in 2003.
We had working capital of $163,878 at March 31, 2004, compared to $870,032 at December 31, 2003. Cash and equivalents were $248,967 at March 31, 2004, representing a decrease of $115,023 from the cash and equivalents of $363,990 at December 31, 2003.

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We anticipate that the existing sources of liquidity will not provide cash to fund operations for the next twelve months. We have estimated our cash needs for the next 12 months to be approximately $1.4 million, including the remaining $75,000 payment to Kwagga to satisfy our initial $2.1 million investment in the FSC Project. We will continue our attempt to raise additional capital. Some of the possibilities available to us are through private equity transactions, to develop a credit facility with a lender or the exercise of options and warrants. Additional capital may not be available on terms acceptable to us or on any terms whatsoever. In the event that we are unable to obtain additional capital, we would be forced to reduce operating expenditures and/or cease operations altogether.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure

Based on our overall interest rate exposure during the year ended December 31, 2003 and assuming similar interest rate volatility in the future, a near-term (12 months) change in interest rate movements of five percent, would not materially affect our consolidated financial position, results of operation or cash flows.

Foreign Exchange Exposure

Since our entrance into the precious minerals arena, we have had very limited dealings with foreign currency transactions, even though all of our transactions have been with foreign entities. Most of the funds requests have required US Dollar denominations. Therefore, a five percent change in the foreign exchange rate would not have a material effect on our consolidated financial position, results of operation or cash flows.

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BUSINESS

OVERVIEW

We are a precious minerals exploration company based in Minneapolis, Minnesota. We currently have interests in mineral exploration projects in South Africa, Canada and South America. Our primary holding is a right to earn up to a 50 percent passive interest in Kwagga, which holds the rights and interests in the “FSC Project,” an exploration project covering 140,000 hectares, adjacent to the Witwatersrand goldfields in South Africa. We also own the exploration rights of the “Holdsworth Project,” a property consisting of 19 contiguous patented mining claims covering approximately 304 hectares, located in the Wawa area near the village of Hawk Junction, Ontario. And just recently, we became the holder of the exploration rights of “Brazmin,” a portfolio of 4 land regions in Brazil. In the future, we will continue to seek new areas for exploration and the rights that would allow us to be either owners or participants. These rights may take the form of direct ownership of mineral exploration or, like our interest in the FSC Project, these rights may take the form of ownership interests in entities holding exploration rights. Further, although our only current interests are gold exploration projects, future projects may involve other precious minerals.

Our company resulted from an April 2001 reverse merger transaction between us and Meteor Industries, Inc., which was incorporated under Colorado law in December 1992. In connection with the merger, our shareholders received a number of shares of common stock of Meteor Industries such that, immediately following the transaction, our shareholders collectively held slightly less than 50 percent of Meteor’s outstanding stock. Immediately prior to the merger, Meteor Industries reincorporated under Minnesota law. Additionally, in connection with the merger, our then board of directors replaced the existing board of Meteor Industries, except that Meteor was entitled to appoint one board member. Following the transaction, the combined company adopted our business plan. Because of the change in the board of directors and the business plan, for accounting purposes and in accordance with generally accepted accounting principles, we were treated as the acquiring company in the transaction.

On July 9, 2003, following our transaction to acquire the rights to the FSC and Holdsworth Projects, we changed our name to Wits Basin Precious Minerals Inc. in order to further associate our corporate name with our new business model.

Prior to April 30, 2003, we provided accounting software through our Accounting Software Business. In December 2002, our Board of Directors authorized a plan to sell the Accounting Software Business, which accounted for approximately 89 percent of our total revenues and represented approximately 75 percent of our total assets as of and for the year ended December 31, 2002. On April 29, 2003, at a special shareholder meeting, the shareholders of the Company approved the sale and on April 30, 2003, we completed the sale of substantially all of the assets of the Accounting Software Business to two key employees of that division.

Until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating business information on the Internet though our Hosted Solutions Business. Following our decision to sell the Accounting Software Business, we came to the conclusion that, due to current market conditions for capital funding of Internet opportunities, it would be extremely unlikely for us to secure the financing necessary to fund our Hosted Solutions Business beyond the near term and thereby provide assurance to future customers of our long-term viability. Accordingly, on March 14, 2003, we sold all of our assets related to the Hosted Solutions Business, which accounted for approximately 25 percent of our total assets and accounted for approximately 11 percent of our consolidated revenues as and for the year ended December 31, 2002. The transaction did not require shareholder approval under Minnesota law since the assets relating to our Hosted Solutions Business did not constitute all or substantially all of the assets of our Company as a whole.

As a result of our sale of the Accounting Software and Hosted Solutions Businesses, we became an exploration stage company effective as of May 1, 2003.

ACTIVE HAWK MINERALS, LLC

On June 26, 2003, pursuant to a joint venture and contribution agreement, the Company and Hawk USA formed a Minnesota limited liability company known as Active Hawk Minerals, LLC (“Active Hawk”). Hawk USA is a wholly owned subsidiary of Hawk Precious Minerals Inc., an Ontario, Canada based company. In exchange for receiving a 50 percent equity interest in Active Hawk, we agreed to assume Hawk USA’s obligations under the Heads of Agreement, including the initial $2.1 million payment to Kwagga, a wholly-owned subsidiary of AfriOre, under the “Heads of Agreement” between Kwagga and Hawk USA. We also issued to Hawk USA 3,750,000 shares of our common stock to Hawk USA, which represented an issuance of 28.2 percent of our total issued and outstanding common stock. In exchange for its 50 percent equity interest in Active Hawk, Hawk USA contributed all of its interest in the Heads of Agreement, as well as its interest in a 304 hectare gold exploration project located near Hawk Junction, Ontario, Canada. Pursuant to the terms of our agreement with Hawk USA, we also received an option to acquire Hawk USA’s entire 50 percent equity interest in Active Hawk in exchange for issuing to Hawk USA an additional 2,500,000 shares of our common stock. We exercised the option to purchase Hawk USA’s interest in Active Hawk on November 7, 2003, and issued the stock, which represented an issuance of 9.0 percent of our total issued and outstanding common stock. Active Hawk is now our wholly owned subsidiary.

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HEADS OF AGREEMENT

The Heads of Agreement was entered into among Kwagga, AfriOre and Hawk on June 4, 2003. As indicated above, pursuant to our joint venture and contribution agreement with Hawk USA, Hawk assigned its rights under the Heads of Agreement to Hawk USA on June 26, 2003. As discussed above, since Active Hawk is now our wholly owned subsidiary, when we refer “our” rights and obligations under the Heads of Agreement, we are referring to the rights and obligations of Active Hawk.

The Heads of Agreement sets forth the parties’ rights and obligations with regard to exploring for, and if warranted, exploiting base or precious minerals discovered in the property covered by the FSC Project. In particular, through Active Hawk, we have the right to acquire an aggregate 50 percent passive equity interest in Kwagga in exchange for funding the exploration, development and maintenance of the FSC Project in an aggregate amount up to $3,500,000. The Heads of Agreement originally provided that we were to initially contribute the aggregate sum of $2,100,000 in three installments of $500,000, $1,000,000 and $600,000 in June 2003, September 2003 and November 2003, respectively. Kwagga subsequently agreed to allow us to pay one-half of the November installment by April 30, 2004. Accordingly, we have advanced $1,800,000 to date and are required to make a final $300,000 installment by April 30, 2004. If we fail to make the final $300,000 installment by the prescribed due date, Kwagga has specific rights to terminate our interests.

Kwagga is required to use our initial $2,100,000 contribution to incur expenditures for the exploration, development and maintenance of the FSC Project. Once Kwagga completes such expenditures in the aggregate amount of $2,100,000, we will be issued such number of shares of Kwagga’s capital stock representing a 35 percent interest. In the event Kwagga elects to discontinue incurring qualified expenditures or if less than $2,100,000 is expended prior to June 2006, then we have the right to either (a) direct Kwagga to retain the balance of the $2,100,000 then held, whereupon we will be issued shares of Kwagga capital stock representing a 35 percent interest, or (b) terminate the Heads of Agreement, whereupon Kwagga shall repay an amount equal to the remaining balance of our initial $2,100,000 contribution and our interest in the FSC Project will terminate.

AfriOre or one of its affiliates will be the operator of the FSC Project. As operator, AfriOre will have sole discretion to determine all work to be carried out on the FSC Project and will be responsible for ensuring that the property and the project are at all times in compliance with applicable laws. AfriOre is required to provide us with quarterly written reports describing the work completed and the funds expended therewith. As consideration for its role as the project operator, AfriOre will be entitled to a fee equal to 10 percent of all qualified expenditures made in connection with the FSC Project.

Upon completion of qualified expenditures in the aggregate amount of $2,100,000, AfriOre is required to deliver to us a report that details the expenditures incurred, the work carried out with respect to the Project and the results of such work. Within 120 days of our receipt of such report, we have the right to purchase an additional number of shares such that, in the aggregate, we would own a 50 percent passive equity interest in Kwagga in exchange for an additional $1,400,000. These additional funds would then be used to fund a second phase of exploration work on the FSC Project.

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If we determine not to elect to provide the funding for the second phase, we may request that AfriOre purchase our 35 percent interest for an aggregate price of $1,050,000. If AfriOre declines to purchase our 35 percent interest, we may elect to cease funding Kwagga. In that event, however, we no longer would have any rights to vote any shares of Kwagga’s capital stock owned by us and may be subject to dilution of our equity interest in Kwagga.

In accordance with South African legislation, the Heads of Agreement provides that Kwagga will offer to a black economic empowerment group an option to purchase a 28 percent equity stake in Kwagga at a price to be mutually agreed upon by us, Kwagga and AfriOre. See “—South African Black Economic Empowerment Legislation” below. If such empowerment groups exercises such right to be granted, our interest in Kwagga would be proportionately diluted. For example, if we own 50 percent of Kwagga’s outstanding capital stock prior to the time any black economic empowerment group purchases a 28 percent stake, we would own 36 percent of Kwagga’s outstanding capital after the sale.

After all of the funds contributed by us and any black empowerment group have been expended on the FSC Project, we, AfriOre and any such empowerment group will contribute on a pro rata basis all such further amounts necessary to continue funding the exploration work on the project on a pro rata basis. In the event any of the parties do not fully contribute in proportion to their respective equity interest in Kwagga, such party’s interest will be proportionately diluted.

Other than our right to receive quarterly reports concerning the completion of work on the FSC Project, we have no rights under the Heads of Agreement to direct any exploration activities, receive information concerning the project or any right to examine any records, data or other information concerning the project. Our participation is the FSC project and our relationship with Kwagga is essentially as a passive investor and we will therefore be substantially dependent on AfriOre, as the project operator. AfriOre is a wholly owned subsidiary of AfriOre Limited, a publicly-held company listed on the Toronto Stock Exchange (TSX: AFO). Historically, AfriOre Limited has operated coal and anthracite mines in South Africa, but more recently the company has been increasing its focus on gold exploration projects. AfriOre Limited’s management has significant experience in gold mining projects. For example, AfriOre Limited’s chairman, Stuart R. Comline, has been with the company since 1997, initially hired as vice-president, project development and in December 1999 was appointed president where he served until August 2002. From 1995 to 1997, Mr. Comline provided consulting and project management services in a private company he established. From 1981 to 1995, Mr. Comline served in various positions with JCI Company Limited and JCI Limited, including general manager of that company’s geology department. Michael van Aswegen, AfriOre Limited’s president and CEO, has over 20 years experience in with Anglovaal Mining Limited, a South African-based resource and exploration company. He joined AfriOre Limited in May 2001 as its vice president of exploration to lead the company’s gold exploration projects in South Africa. He was appointed president and CEO in August 2002. Based on the company’s history and its management, we believe AfriOre is well suited to serve as the operator of the FSC Project.

FSC PROJECT

Overview

AfriOre, through Kwagga, holds exclusive exploration rights to 140,000 hectares area in South Africa known as the “FSC Project.” Located adjacent to the major goldfields discovered at South Africa’s Witwatersrand Basin, we believe the FSC Project may reveal extensions of the Witwatersrand Basin. The FSC Project encompasses an area in South Africa from Colesberg, Northern Cape Province in the south, stretching north-northeasterly across the Orange River to beyond Jagersfontein, Free State Province, a distance of approximately 140 kilometers. The region is generally comprised of well-established rural agricultural land, but with well-developed local resources and infrastructure.

The FSC Project area is easily accessible via the N-1 motorway, which is the main Cape Town-Johannesburg route, as well as a network of well-established secondary paved highways and other roads. The city of Bloemfontein, the capital of the Free State Province and sixth largest city in South Africa, is approximately 225 km to the northeast of Colesburg on the N-1 and about 125 km northeast of Jagersfontein. Bloemfontein is a major transportation hub with road, railroad and air links branching in all directions.

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The FSC Project region has good existing infrastructure, including major arterial and secondary highways, railway lines, a modern electrical grid, a major nearby water supply, well-developed cities with modern necessities and conveniences, and a good pool of skilled and unskilled labor.

Geology

The geology of the FSC Basin is understood in only very simple terms. Geophyscial surveys covering the FSC Project area range from country-wide aeromagnetic and gravity surveys, to a detailed aeromagnetic survey of part of the southern margin of the FSC Basin, to reflection seismic profiles surveyed by a group of large mining companies. Since the 1940s, 39 boreholes have been drilled in the greater FSC Basin. All of these drilling programs were conducted outside of the FSC Project area, except one hole located on a farm east of Philipollis, which intersected the following lithostratigraphic units:

From	To	Description
0	1,444,14 m	Karoo Supergoup
1,444.14 m	2,672.49 m	Transvaal Supergroup, Chuniesport Group: interbedded dolomite, shales and quartzite.
1.302,672.49 m	2,687.29 m	Transvaal Supergroup, Chuniesport Group: Black Reef Quartzite Formation, black shales at top followed by quartzite and pebble conglomerates.
2,687.29 m	2,731.01 m	Ventersdorp Supergoup, Amygdaloidal lavas.

Previous Exploration Efforts

AfriOre’s interest in the FSC Project began in 1996. Based largely on geophysical modeling of government aeormagnetic and other published data, such as regional gravity maps and some borehole data, AfriOre’s consultants theorized about the possibility of a major extension of the Witwatersrand Basin to the south and east. In the past six years, AfriOre has compiled and interpreted geophysical data from government sources, geophysical and borehole data from previous mining company exploration programs and has conducted its own geophysical and drilling programs.

In 1999, AfriOre formed a joint venture with Iamgold Corporation, a Canadian-based gold mining company, to explore a portion of the FSC Project area. The AfriOre-Iamgold partnership commissioned the completion of two drill holes and other geological studies in order to ascertain the presence of Witwatersrand rock extensions in the FSC Project area. Iamgold concluded, however, that the sequence was too young to correspond to the targeted Witwatersrand Basin rocks that might host gold mineralization. Based on an evaluation of the seismic data in terms of this information, Iamgold concluded that the occurrence of mineralized Witwatersrand rocks within the joint venture project area was very unlikely. Iamgold therefore withdrew from the joint venture in June 2002.

Current Exploration Program

In October 2003, supported by funding provided by us under the Heads of Agreement, AfriOre commissioned the first range-finding drillhole of an initial three range-finding drillhole program at the FSC Project. The initial program, which is expected to be completed by mid 2004, is anticipated to include a total of approximately 6,200 meters of drilling and is aimed at establishing the presence of stratigraphic units related to Witwatersrand gold deposits in the depth range of 1,200 meters to 1,500 meters below surface. Previous drilling and geophysical mapping indicate that Witwatersrand rocks may be preserved under Mesozoic cover rocks in the project area.
The first drillhole has been sited after a comprehensive analysis of data from the recently completed aeromagnetic survey and the reprocessing of ground based gravity data. The aeromagnetic survey utilized the latest three sensor horizontal gradient technology to achieve a high resolution coverage over an area of 1,231 square kilometers, which included 28,380 line kilometers, flown at a 500 meter line spacing. The resulting data set has been combined with similar data from a previous aeromagnetic survey completed by AfriOre, which covered an area of 290 square kilometers. The interpretation also incorporated updated ground gravity data, covering an area of 8,530 square kilometers, as well as information from AfriOre’s comprehensive database of historical drilling and seismic survey data.

The integrated geophysical interpretation has enhanced the signatures of the various anomalies, which were identified in AfriOre’s previous aeromagnetic survey and which are postulated to indicate the magnetic shale units of the Witwatersrand’s West Rand Group. Elsewhere in the Witwatersrand basin, similar anomalies occur below the upper Witwatersrand’s Central Rand Group, the host rocks to the mineralized gold reefs. In addition, gravity anomalies have also been delineated parallel to the strike of the magnetic high anomalies and are interpreted as possible manifestations of the Central Rand Group rocks.

Although the interpretation of these anomalies is not certain, the anomalies can be traced through the cumulative 135 kilometers of strike of the three regional targets, which were originally identified by AfriOre. Previous drilling of similar anomalies elsewhere in the FSC Project Area has proved that such anomalies are caused by West Rand Group rocks. The recently interpreted data has refined the configuration of these three regional targets and AfriOre believes it is now possible to more accurately delineate five high priority targets in individual structural blocks with a cumulative strike length of 60 kilometers. The aim of the initial program is to drill within the higher priority targets to confirm the identity of the rocks, which cause the geophysical anomalies and to determine their stratigraphic setting. The three drillholes will be drilled sequentially and the initial drill hole will take some three months to complete. Regardless of the data amassed to date, the FSC Project is purely exploratory in nature as there are no known gold occurrences in the FSC Project area.

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South African Black Economic Empowerment Legislation

In order to ensure that all South Africans eventually benefit from the exploration and exploitation of their country’s precious minerals, in October 1998 the government of South Africa issued a white paper concerning minerals and mining policy for South Africa. Although the paper addressed a full range of issues relating to South African mining, it primarily focused on ownership of mineral rights. Several forms of legislation covering South African mining policy were debated in the South African parliament in the following years, and eventually, South Africa enacted a mineral and petroleum resources development bill in 2002. Among the fundamental principals stated in the bill were that mineral resources are the common heritage of all South Africans and belong collectively to all peoples in South Africa, and that to redress the results of past racial discrimination and ensure that historically disadvantaged persons participate in the mineral and mining industry and benefit from the exploitation of the nation’s mineral resources. Most key provisions of this mining legislation are not operative but rather articulate objectives and direct that further action be taken. Nonetheless, the South African government has expressed a desire that black South Africans acquire and maintain certain levels of equity ownership in mineral and mining projects, including that each mining project have 26 percent ownership by black South Africans. The legislation contemplates that the transfer of ownership is to be done at fair market value.

In January 2004, the president of South Africa signed the “Broad-Based Black Economic Empowerment Act,” which is enabling legislation the purposes of which is to provide the framework needed for the promotion of black empowerment in order to redress the existing economic disparities that resulted from apartheid. The Act establishes the “Black Economic Empowerment Advisory Council,” which will be charged with, among other things, advising the government on black empowerment, reviewing progress in achieving black economic empowerment, advising on draft regulations to be implemented to achieve the legislative goals, facilitating partnerships between the government and private sector that will advance the objectives of the Act. The Act also directs the adoption of regulations by the Minister of Regulation and Trade that includes a strategy for an integrated and uniform approach to increasing black empowerment and developing a plan for financing such empowerment.

To date, much of South Africa’s mining and black empowerment legislation is not yet fully effective and often takes the form of policy statements. Accordingly, it is difficult for us to accurately assess the impact this or any new legislation will have on our interest in the FSC Project, including the approximate dates when these measures will become binding. Nevertheless, as discussed above, the Heads of Agreement contemplates that the South African government will eventually require that any precious mineral exploration or mining project to a level at least equal to 26 percent. Accordingly, in anticipation of these initiatives, the Heads of Agreement provides that at some point in the future Kwagga will offer up to 28 percent of its capital stock to a black empowerment group at a fair market value price. See “—Heads of Agreement.”

HOLDSWORTH PROJECT

We have the rights to 19 contiguous patented mining claims covering approximately 304 hectares in northern Ontario, Canada, which we refer to as the “Holdsworth Project.” We acquired our interest in the Holdsworth Project from Hawk USA, which had contributed its interest in the project in June 2003 in connection with the formation of Active Hawk Minerals, LLC. The mining claims that we hold allow us to conduct both exploration and exploitation activities in the oxide zone of the Holdsworth Project. As indicated below under “—Our Exploration Plans,” however, we plan to conduct pre-exploration activities on the Holdsworth Project in the next 12 months, which we estimate will cost approximately $150,000. The primary objective of these pre-exploration activities will be to confirm the results of prior exploration activities conducted on or near this property. Until we have the results of the pre-exploration activities, we will not be in a position to determine the scope and cost of further exploration activities, if any, necessary for the Holdsworth Project.

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Location, Access and Infrastructure

The Holdsworth Project claims straddle Corbiere and Esquega Townships in northern Ontario. The property is located approximately 2 miles northwest of the town of Hawk Junction, Ontario, which is approximately 12 miles northeast of Wawa, Ontario. The terrain within the Holdsworth Project consists of rolling to steep rocky ridges separated by low lying to swampy valleys. There area is generally located in a forest with thick underbrush throughout the property.

The property is accessible by means of a 3.2 kilometer graveled bush road leading north from Hawk Junction and old skidder and backhoe roads provide access to a majority of the known mineralized zones on the property. Two paved highways connect Hawk Junction with Wawa to the west.

Hawk Junction is also a main stop on the Canadian National Railway and the Wisconsin Rail Line. The rail bed for a branch line extending from Hawk Junction to a shipping facility approximately 30 kilometers to the southwest at Michipicoten Harbor on Lake Superior, which handles ocean going and Great Lake freighters. This rail bed passes through the Holdsworth Project area. All of the requirements for a mining operation (electricity, infrastructure, personnel etc.) are readily available in the area.

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Geological Setting and Gold Occurrences

Hawk commissioned a geologist’s report in October 2002, which presented a description of the geological setting and gold occurrences in the Holdsworth Project area and described the history of previous work on the property, including a summary of the results of such work. Summaries of portions of the report are described below.

The Holdsworth Project is located within the Michipicoten Greenstone Belt, an Archean aged member of the Superior Province of the Canadian Precambrian Shield. This belt consists of Michipicoten Group volcanic and sedimentary rocks, and subvolcanic intrusive bodies of variable size. A network of northwest to northeast trending diabase dykes cuts all of these units. Relatively small carbonatite intrusive complexes occur locally.

The Holdsworth Project is located on the south flank of the Michipicoten Greenstone Belt. Rocks on the property consist of greenstone facies mafic to felsic metavolcanics with local clastic and chemical (iron formation) metasedimentary rocks and mafic to felsic intrusive rocks. According to 1995 regional geological mapping, major iron formation in the area occurs at the contact between two volcanic cycles. On the Holdsworth Project property, the iron formation unit consists of massive pyrite deposits situated at the contact between felsic volcanics (mainly tuffaceous rocks) and overlying mafic volcanic flows. The stratigraphy is locally disrupted by small scale high angle faulting and subparallel folding and shearing.

There are two known gold prospects on the Property. These include the quartz vein hosted Soocana Quartz Vein and the Holdsworth Pyrite Prospect.

The Soocana Quartz Vein is a south dipping quartz-carbonate vein system, localized within an altered shear zone cutting mafic intrusive and extrusive rocks. The highly deformed core of the gold bearing quartz ankente vein is accompanied by sericite, tourmaline, pyrite, chalcopyrite and local green mica. This core is enveloped by less deformed bleached zones containing calcite, pyrite and chlorite. The surrounding rocks are dark grey-green, relatively undeformed mafic to intermediate intrusive and volcanic rocks. The vein system trends approximately east-west. Future research will be necessary to get greater detailed information.

The Holdsworth Pyrite Prospect consists of massive lenses of pyrite situated at the contact between mafic and felsic metavolcanic rocks. These lenses trend approximately east-west and dip steeply towards the north. They are locally cut and offset by north-northwest trending faults. At present, five related zones have been confirmed by surface stripping and prospecting and several others indicated by ground geophysical surveys. The five confirmed zones (the “East,” “East Extension,” “East Offset,” “West” and “West Offset”) have a combined strike length in excess of 2,200 meters. Two drill programs completed from 1918 to 1926 by the Algoma Steel Corp. and the Grasseli Chemical Co., respectively, identified an iron reserve within what is herein referred to as the East Pyrite Zone.

The Holdsworth Pyrite zones are of interest for their gold potential for two reasons. One of these is represented by the unoxidized portion of the sulphide zone and its surrounding rocks. The second zone of interest on the Holdsworth Pyrite Prospect is a gold bearing, black colored “oxidized cap” that overlies the massive pyrite. The oxidized material that forms a “cap” to the Holdsworth Pyrite deposit has been described by old-time prospectors as a ‘black sand’. It consists of siliceous grains and non magnetic iron oxide pellets ranging from a few centimeters to several microns in size.

Previous Work

Work on the Holdsworth property dates back to 1918 when John Holdsworth staked the claims after discovering massive pyrite boulders. Following is a summary of work carried out on the property since that time.

(1918-19) Algoma Steel Corp.: Located the Main Pyrite Zone and tested it with 22 drill holes

(1926) Grasseli Chemical Co.: Completed 8 drill holes to check the A.S.C..

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(1930) Canadian Pyrites Ltd. (Dupont): Conducted an "electrical survey" to locate new pyrite zones and prepared a crude geological map.

(1933) Soocana Mining Company Ltd.: Completed a series of trenches and six (6) drill holes on the Holdsworth Gold Prospect (Soocana Quartz Vein).

(1933-1979) Miscellaneous Property Examinations by various Mining Companies including Falconbridge Nickel Mines Ltd. (1935) and Erie Canadian Mines Ltd. (1938).

(1982-1983) Falconbridge Nickel Mines Ltd.: Completed an airborne geophysical survey followed by establishing a control grid, magnetometer and VLF-EM surveys, geological mapping, rock and soil geochemical (A-Horizon) sampling and diamond drilling five (5) holes for 590 meters; two (2) of these on the Soocana Gold Prospect, two (2) on the Holdsworth Pyrite Zone and one (1) on a separate geochemical target.

(1985-1989) Reed Lake Exploration Ltd.: Work program included the construction of an access road, refurbishing an existing control grid, prospecting and rock sampling over a portion of the claim group, stripping, trenching, rock sampling and diamond drilling (32 holes for 1908 m) on the Soocana Gold Prospect; stripping, sampling and drilling (5 holes for 491 m) on the Holdsworth Pyrite Prospect.

A 1999 work program on the Holdsworth Gold Prospect was carried out by Hawk Junction Capital Corp, the predecessor of Hawk Precious Minerals Inc., and included the following:

●	Re-establishing a control grid over the “East Mineralized Zone” to facilitate geological mapping, sample location and future development. Elevations of critical portions of the zone and surrounding area were surveyed. Ground VLF-EM surveying was completed in overburden areas to pinpoint the Mineralized zone for stripping.

●	Systematic Sampling by backhoe of the central part of the East Zone was carried out along with wide spaced testing of the eastern and western end of the East Zone. Prospecting confirmed the existence of four additional black sand zones.

●	Preliminary results from Mill testing of the material was obtained in preparation for a bulk sampling program. A site has been selected and permitting initiated

The 1999 work program was designed to systematically sample the auriferous black sands that overlie the Holdsworth Pyrite Zone. Previous work was limited to surface channel sampling, although several test pits were excavated to a depth of 8.5 meters. The purpose was to determine the grade of the zone in a vertical direction to eliminate the possibility that the mineralization was purely a surface phenomenon. The testing was initiated with a diamond drill rig in late July 1999. The intention was to set casing in the shallow overburden and recover regularly spaced sludge samples while defining the zone. However, the black sand material is very porous, and water return was lost immediately upon entering the zone. The drill rig was abandoned and an excavator hired. The excavator worked very well in the upper portions of the zone. Once the water table was encountered, the trenches began caving in, and material from above contaminated the lower samples. As a result sampling was limited to an average depth of 5.88 meters in the western part of the East Zone and 2.15 meters in the eastern part.

In addition to the material outlined by the 1999 trenching and sampling program, prospecting accompanied by ground VLF-EM surveying (in addition to data available from previous work) has located and partially delineated four other zones - the “East Extension,” “East Offset,” the “West Zone” (previously located and grab sampled, Reed Lake Exploration, 1988) and the “West Offset.” The total strike length of these zones is approximately 1540 meters. Numerous other VLFEM conductors were detected by a 1983 geophysical survey. These may represent similar pyrite lenses offset by regional faulting and have excellent potential for additional similar gold mineralization. Other pyrite zones on adjacent properties offer additional potential for feed to a processing facility.

Reserves

The Holdsworth Project has no known reserves, but based on the foregoing results, we believe further exploration is justifiable. We therefore conclude that until such time as we have secured financing and the operator to continue exploration on this project, we will continue to regard this asset as having the potential for future value to us.

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Our Exploration Plans

At the present time there are no known environmental liabilities on the property. Work programs in the past have involved stripping, trenching and road construction by excavator and diamond drilling. The sample trenches have been filled in.

To date we have not made any expenditures in connection with any exploration activates on the Holdsworth Project. We plan to conduct pre-exploration activities on the Holdsworth Project in the next 12 months, which we estimate will cost approximately $150,000. The primary objective of these pre-exploration activities will be to confirm the results of prior exploration activities conducted on or near this property. Until we have the results of the pre-exploration activities, we will not be in a position to determine the scope and cost of further exploration activities, if any, necessary for the Holdsworth Project.

BRAZMIN LTDA.

On February 6, 2004, we entered into a purchase agreement to acquire Brazmin Ltda, a precious minerals company located in Rio de Janeiro, Brazil. Pursuant to the purchase agreement, we purchased 99.99 percent of the outstanding capital shares of Brazmin. Brazilian law forbids 100 percent ownership by a foreign entity; therefore, one of the principals, a Brazilian resident, remains a quota holder. In exchange for the shares of Brazmin capital stock that we acquired, we paid to the sellers $50,000 in cash, issued 700,000 shares of our common stock and a 5-year warrant to purchase 150,000 additional shares at a price of $1.50 per share, and reimbursed the seller for expenses of approximately $20,000 incurred in connection with the transaction. The purchase agreement provides that we must use our best efforts to register the shares of common stock that we issued in the transaction on or before July 5, 2004. If the shares are not registered by that date, on or before July 15, 2004, the seller may elect to rescind the transaction and reacquire the Brazmin shares sold to us in exchange for surrendering to us the shares and warrant we issued as partial consideration; the seller would still be entitled to retain the $50,000 in cash and reimbursed expenses.

Brazmin’s current property portfolio consists of 4 distinct land regions in Brazil: the Rio Maria Property – Pará State; Campo Grande, Minas Gerais State; São Julião, Piaui and Ceara States; and the Serrita, Pernambuco State.

55°W
00°
00°
Belém
Fortaleza
Itaituba
AMAZONAS BASIN
CARAJÁS
Marabá
MARANHÃO
BASIN
SÃO JULIÃO
SERRITA
RIO MARIA
Redenção
AMAZONAS
CRATON
Palmas
PARECIS BASIN
Salvador
SÃO FRANCISCO
CRATON
ESCALA 1 : 25 000 000
200
400
600
800
1000 km
Cuiabá
Goiânia
Brasília
CAMPO GRANDE
IRON QUADRANGLE
PARANÁ BASIN
São Paulo
Rio de Janeiro
Porto
Alegre
55°W
Alaska
CANADA
Vancouver
Toronto
USA
Dallas
Miami
Belém
Brasilia
São Paulo
Rio de Janeiro

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Rio Maria Property – Pará State, Brazil

●	Located in the highly prospective Carajás district of Brazil, exploration rights for this 27,431 ha property was acquired after Canyon Resources had spent US$2.0 million defining gold targets prior to withdrawing from Brazil after the Bre-X Minerals Ltd. gold scandal.

●	The early stage project has easy access and is located approximately 20 km from the town of Rio Maria, which is connected by paved highway to the state capital of Belem.

●	The geology of the Rio Maria Property is dominated by the highly prospective Andorinhas Greenstone Belt.

●	Exploration work of the prior operators was focused for gold with no analyses carried out for base metals. This work identified several potential targets for gold, which requires additional exploration.

●	While there is potential for gold related to shear zones cutting greenstone rocks, the property has significant appeal due to its potential for large copper – gold mineralized systems of the iron oxide copper-gold (IOCG) family similar to those found elsewhere in the Carajás district.

Campo Grande, Minas Gerais State, Brazil

●	Campo Grande is an early stage exploration project previously owned by Barrick and Western Mining Corporation who had spent a total of US$100,000 on the property.

●	Brazmin has very recently successfully claimed exploration rights for 75 percent of the land title directly and the remaining 25 percent through an option with a group of Brazilian geologists, who have the respective title.

●	Further geochemical sampling is required to confirm the previous work and also examine the area for extensions. Detailed follow-up would comprise geological mapping, geophysics (magnetics and IP), more trenches and finally several shallow diamond drill holes to provide systematic sampling.

According to Brazmin’s consultants, Campo Grande is a good early stage epithermal gold opportunity and should be relatively easy to test for ore-grade mineralization.

São Julião, Piaui and Ceara States, Brazil

●	This project, located in Piaui and Ceara States in northeast Brazil, also targets IOCG deposits, in this instance following on work performed by Inco in 2002-2003.

●	There is copper and gold mineralization known in the region, and the setting – alkali granites, Proterozoic age, extensional tectonics, and hematite-rich breccias with copper, fits an IOCG model.

●	Inco’s work included satellite imagery processing, rock chip sampling and airborne geophysics.

●	Three target areas remain to be investigated, all three have copper mineralization, some geophysical responses, and display varying levels of alteration. Brazmin is recommending gravity, magnetics, IP and scout drilling for detailed target definition.

Serrita, Pernambuco State, Brazil

●	The Serrita project is located in the Serrita gold district, an area known to host narrow gold mineralized quartz veins, with and without associated polymetallic sulphides.

●	The Serrita project includes the Mineração Serrita’s concessions that were worked previously by CPRM.

●	The Brazmin concessions cover several gold garimpos (artesinal workings), which were apparently catalogued by Western Mining in the past. With additional exploration, these zones may lead to the outlining of small tonnage deposits similar to Mineração Serrita’s.

We are currently assessing each of the properties to determine which represent projects that would be suitable for us to explore ourselves versus those that are more suitable for us to explore in collaboration with a third party operator and/or financier. When we complete this assessment, which we expect will occur by early in the third quarter of the current year, we then expect to be in a position to determine the scope and costs of exploration with regard to each project. Based on the information we currently have in our possession on the four properties, we believe the Serrita project will represent the highest potential project of the four. We will continue to locate partners to explore the Rio Maria, Campo Grande and São Julião properties and continue to define the processes necessary for us to explore the Serrita property on our own. Until such time as we raise the funds necessary or locate qualified partners, we have very limited resources that we will devote towards the Brazmin properties in order to concentrate on the FSC Project.

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INDUSTRY BACKGROUND

The exploration for and development of mineral deposits involves significant capital requirements. While the discovery of an ore body may result in substantial rewards, few properties are ultimately developed into producing mines. Some of the factors involved in determining whether a mineral exploration project will be successful include, without limitation:

●	competition;

●	competition;

●	financing costs;

●	availability of capital;

●	proximity to infrastructure;

●	the particular attributes of the deposit, such as its size and grade;

●	political risks, particularly in some in emerging third world countries; and

●	governmental regulations, particularly regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, environmental protection matters, property title, rights and options of use, and license and permitting obligations.

All of which leads to a speculative endeavor of very high risk. Even with the formation of new theories and new methods of analysis, unless the minerals are simply lying, unexposed on the surface of the ground, exploration will continue to be a “hit or miss” process.

COMPETITION

1.36We are new to the minerals exploration business and we compete with other exploration and mining companies in connection with the acquisition of gold and other precious mineral properties. There is competition for the limited number of acquisition opportunities with other companies, some of which have substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive exploration properties.

EMPLOYEES

We currently employ two people – our chief executive officer and our chief financial officer. None of our employees are represented by a labor union and we consider our employee relations to be good.

PROPERTIES

We currently occupy approximately 160 square feet of office space, together with the use of related adjacent common areas, in Minneapolis, Minnesota pursuant to a lease agreement that expires December 31, 2004, which requires monthly payments of $1,280. We believe that our current facilities are adequate for our current needs.

LEGAL MATTERS

We are a defendant in a lawsuit in the Minnesota District Court in Hennepin County initiated by Jack A. Johnson. Mr. Johnson was formerly our President and CEO until he left our Company to accept employment with Stellent, Inc., in connection with the sale of our Hosted Solutions Business to Stellent in March 2003. Mr. Johnson asserted claims for breach of an alleged employment contract. Following a trial on April 29, 2004, a jury awarded Mr. Johnson $360,000 in damages for breach of contract. For the quarter ending March 31, 2004, we accrued $360,000 against the damages awarded by the jury. On June 1, 2004, we entered into a settlement agreement with Mr. Johnson, pursuant to which we paid him $360,000 in cash in exchange for a complete release of his claims.

In two separate and unrelated actions brought in District Court, City and County of Denver, Colorado, the Company was named a defendant. One such action was a proceeding brought by Farmers State Bank of Ft. Morgan, Colorado, in which is was alleged that the Company was liable to the plaintiff as a result of its guaranty of certain secured debt obligations in the aggregate amount of approximately $314,000 of Meteor Marketing, Inc. Meteor Marketing was formerly a subsidiary of Meteor Industries, Inc., until April 2001 when it was sold prior to the completion of the merger transaction between Meteor Industries and activeIQ Technologies Inc., (Old AIQ). In October 2003, Meteor Marketing reached a settlement with Farmers State Bank and the matter was dismissed without prejudice. To date, an aggregate of $226,000 remains outstanding and, pursuant to the settlement agreement, Meteor Marketing is required to make monthly payments of approximately $2,600. Although we were not obligated to make any payments to the bank, we remain contingently liable pursuant to the guaranty. In light of the size of Meteor Marketing’s monthly settlement payment obligations and our understanding of Meteor Marketing’s financial condition, we believe Meteor Marketing should be able to satisfy this obligation for the foreseeable future.

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The other legal proceeding involved an action brought by Timothy L. White against us and Meteor Marketing, Inc., in which the plaintiff alleged that we were liable in the amount of $102,750 for certain obligations of Meteor Marketing as a result of an April 1999 guaranty. The plaintiff obtained a default judgment against us, which was later vacated and the action dismissed for improper service of process. Mr. White and Meteor Marketing subsequently entered into a settlement and forbearance agreement with respect to Meteor Marketing’s outstanding obligations. The remaining amount owed to Mr. White is approximately $57,500 and Meteor Marketing is required to make monthly payments of $7,000 until the entire obligation is satisfied. Mr. White re-served us with a summons and complaint in November 2003, and has informed us that he wishes to maintain the action against us until Meteor Marketing fully satisfies the remaining indebtedness. The litigation is currently in its very early stages and discovery is just beginning. In light of the size of Meteor Marketing’s monthly settlement payment obligations and our understanding that both obligations are paid current, we believe Meteor Marketing is reasonably able to satisfy these obligations for the foreseeable future.

Neither of the guaranties, on which our potential liability to Farmers State Bank or Mr. White, were disclosed to us at the time the Meteor Industries-activeIQ Technologies (Old AIQ) merger was completed in April 2001. In connection with the merger and the sale by Meteor Industries of all of its operating subsidiaries to Capco Energy, Inc., the Meteor subsidiaries and Capco Energy agreed to indemnify us for any claims relating to any of the subsidiaries. Accordingly, in the event Farmers State Bank or Mr. White in the future seek to hold us liable under the guaranties, we will seek indemnification from the Meteor subsidiaries and Capco Energy.

MANAGEMENT

Set forth below are the names of all directors and executive officers of the Company, their respective ages and all positions and offices with the Company held by each person as of June 4, 2004:

Name	Age	Positions with the Company

H. Vance White	59	Chief Executive Officer and Director
Mark D. Dacko	52	Chief Financial Officer, Secretary and Director
Walter E. Brooks	62	Director
Norman D. Lowenthal	66	Director

H. Vance White has been our Chief Executive Officer and one of our directors since June 26, 2003.
Since January 2003, Mr. White has also served as President of Hawk Precious Minerals Inc., a Toronto based mineral exploration company. Since April 2001, Mr. White has also been a partner in Brooks & White Associates, an unincorporated partnership providing management, financial and/or investor relations services to junior companies primarily in the natural resources sector. Since 1989 to present, Mr. White serves on the board of directors of Kalahari Resources Inc., a publicly-held Junior Canadian Resources company. Since November 1995 to present, Mr. White has served as the Alpine Ski Race Administrator for the Osler Bluff Ski Club, and since September 1979 to present, Mr. White has served as President and Director of Brewis & White Limited, a private family investment company. From January 1991 to July 1998 he was the Franchisee for Alarm Force Industries in the Collingwood, Grey-Bruce Regions of Central Ontario, a provider of residential and commercial alarm systems monitoring. From August 1993 to March 1995, Mr. White was the President of Amarado Resources Inc., a predecessor company of AfriOre Limited and a Director from August 1993 to June 1997. From September 1983 to September 1995, Mr. White was President of Mid-North Engineering Services, a company providing services and financing to the junior mining sector. Mr. White has been involved with the natural resource industry for over 30 years and intends to devote approximately 70-80 percent of his time to the affairs of our Company.

34

Mark D. Dacko was appointed to our board of directors on June 26, 2003. Since March 2003, Mr. Dacko has also served as Chief Financial Officer and Secretary and he served as our Controller from February 2001 to March 2003. Prior to joining the Company, Mr. Dacko was Controller for PopMail.com, inc., a publicly held email/marketing services and restaurant company, from January 1999 until January 2001. From November 1994 to December 1998, Mr. Dacko was Controller for Woodroast Systems, Inc., a publicly held restaurant company based in Minneapolis, Minnesota. Mr. Dacko has no prior experience in the precious mineral exploration or mining industry.

Walter E. Brooks was appointed to our board of directors on June 26, 2003. Since January 2003, Mr. Brooks has also served as Vice-President and a Director of Hawk Precious Minerals Inc. He has served as Director of Rodinia Minerals Inc. (formerly Donnybrook Resources Inc.), a Junior Canadian Resources reporting issuer, since 1995. Since April 2001, he has been a partner in Brooks & White Associates, an unincorporated partnership providing management, financial and/or investor relations services to junior companies primarily in the natural resources sector. Mr. Brooks has been associated with the junior natural resource sector for over 20 years.

Norman D. Lowenthal was appointed to our board of directors on September 4, 2003. Since October 2002, Mr. Lowenthal has served as Vice-Chairman of the Taylor Companies, a private bank located in Washington, D.C., and since January 2001, he has served as Chairman of SSC Mandarin Financial Services based in Hong Kong. SSC Mandarin Financial Services is an advisor to the China Gold Bureau, the government operated association of China gold mines. Mr. Lowenthal was Chairman of the Johannesburg Stock Exchange from April 1997 to April 2000 and, since April 1997, he has been a member of the Securities Regulation Panel of South Africa.
1.38
There is no family relationship between any director or executive officer of the Company.

EMPLOYMENT AGREEMENTS

The only two employees of our company are our chief executive officer and our chief financial officer. We do not have written employment agreements with either. Although our chief executive officer does not collect any salary, we did record an expense for his contributed services during the year ended December 31, 2003. Our chief financial officer is entitled to an annual salary of $90,000.

As indicated above, Mr. White also serves as president of Hawk Precious Minerals Inc., a Toronto-based mineral exploration company, for which he receives a monthly salary of $2,500 Canadian, roughly the equivalent of U.S. $1,900 as of June 4, 2004. Hawk Precious Minerals USA, Inc., a wholly owned subsidiary of Hawk Precious Minerals Inc., holds 3,300,000 shares of our common stock.

OPTION GRANTS

The following information sets forth information with respect to the grants of options by us to our Chief Executive Officer and our other most highly compensated executive officers as of December 31, 2003.

	Number of Options Granted	Percent total options granted to employees in fiscal 2003	Exercise/ base price ($)	Expiration date	Grant date present value (c)

H. Vance White (a)	1.39 1,000,000	29.5%	$0.56	7/9/2013	$550,000

Mark D. Dacko (b)	350,000	10.3%	$0.56	7/9/2013	$192,500
_______________

(a)	The options granted vest as follows: 500,000 on 7/9/03; and 250,000 on 1/9/04 and 7/9/04.

(b)	The options granted vest as follows: 175,000 on 7/9/03; and 87,500 on 1/9/04 and 7/9/04.

(c)	Grant date present value is calculated on the date of the grant using the Black-Scholes pricing model assuming the following: no dividend yield, risk-free interest rate of 4.5 percent, expected volatility of 305 percent, and expected terms of the options of 10 years. The Black-Scholes value is then multiplied by the number of options granted.

36

DIRECTOR COMPENSATION

Non-employee directors of our company are reimbursed for all reasonable and necessary costs and expenses incurred in connection with their duties as directors. In addition, we issue options to our directors as determined from time to time by the Board. In 2003, we issued options to purchase a total of 1,650,000 shares of our common stock to four directors, as follows: on July 9, 2003, we granted an option to purchase 750,000 shares to Mr. Brooks and 250,000 shares to Michael Pickens, a former director, both pursuant to our 2000 Director Stock Option Plan; on September 4, 2003 we granted an option to purchase 250,000 shares to Mr. Lowenthal; and on November 5, 2003 we granted an option to purchase 400,000 shares to Zoran Arandjelovic, a former director. The grants to Messrs. Lowenthal and Arandjelovic were both pursuant to our 2003 Director Stock Option Plan.

On March 10, 2004, we amended Mr. Arandjelovic’s stock option grant to accelerate the vesting of the entire option, allowing for immediate exercise. We also granted to Mr. Arandjelovic an option to purchase an additional 400,000 shares at a price of $1.03, all of which shares are immediately exercisable.

Members of our board who are also employees of ours receive no options for their services as directors.

36

PRINCIPAL SHAREHOLDERS

The following information sets forth the number and percentage of shares of the Company’s common stock owned beneficially, as of June 4, 2004, by any person, who is known to the Company to be the beneficial owner of five percent or more of the Company’s common stock, and, in addition, by each director and each executive officer of the Company, and by all directors and executive officers as a group. Information as to beneficial ownership is based upon statements furnished to the Company by such persons.

Name and Address	Amount of Beneficial Ownership (1)	Percentage of Class

H. Vance White	4,300,000 (2)	12.5
520 Marquette Avenue, Suite 900
Minneapolis, MN 55402
Mark D. Dacko	390,000 (3)	1.2
520 Marquette Avenue, Suite 900
Minneapolis, MN 55402
Walter E. Brooks	4,010,000 (4)	11.8
404 – 347 Bay Street
Toronto, ON M5H 2R7
Norman D. Lowenthal	187,500 (3)	*
Private Bag X60
Saxonwold, 2132 South Africa
All directors and officers as a group	5,587,500 (5)	15.7

Arthur Bergeron	1,726,430 (6)	5.1
40 Grove Street, Suite 140
Wellesley, MA 02482
Boston Financial Partners, Inc.	8,745,411 (7)	23.7
17 Bayns Hill Road
Boxford, MA 01921
Thomas Brazil	8,745,411 (7)	23.7
17 Bayns Hill Road
Boxford, MA 01921
Ronald E. Eibensteiner	2,225,734 (8)	6.5
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402
Wayne W. Mills	3,426,400 (9)	9.9
5020 Blake Road
Edina, MN 55436
Hawk Precious Minerals Inc.	3,300,000	9.9
404 – 347 Bay Street
Toronto, ON M5H 2R7
Perkins Capital Management, Inc.	2,214,000 (10)	6.6
730 East Lake Street
Wayzata, MN 55391
Noble Securities Holding Ltd.	2,592,000 (11)	7.7
Chancery Court, Providenciales
Turks and Caicos Islands
______________

* represents less than 1 percent

(1)	Except as otherwise indicated, each person possesses sole voting and investment power with respect to the shares shown as beneficially owned.

(2)	Includes 1,000,000 shares issuable upon the exercise of an option that are currently exercisable. Also includes 3,300,000 shares held by Hawk Precious Minerals USA, Inc., a wholly owned subsidiary of Hawk Precious Minerals Inc., of which Mr. White is a director and executive officer.

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(3)	Represents shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days.

(4)	Includes 710,000 shares issuable upon the exercise of an option that are currently exercisable. Also includes 3,300,000 shares held by Hawk Precious Minerals USA, Inc., a wholly owned subsidiary of Hawk Precious Minerals Inc., of which Mr. Brooks is a director and executive officer.

(5)	Includes 2,287,500 shares issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days.

(6)	Includes 500,000 shares issuable upon exercise of certain warrants.

(7)	Based on a Schedule 13D filed on November 26, 2004, includes 3,693,000 shares issuable upon the exercise of certain warrants. Boston Financial Partners, Inc. is controlled by Thomas Brazil.

(8)	Includes 833,334 shares issuable upon exercise of certain warrants, of which 533,334 are owned by Wyncrest Capital, Inc., and 200,000 are owned by Morgan Street Partners, LLC, both of which Mr. Eibensteiner is the sole director. Also includes 617,400 shares owned by Wyncrest Capital, Inc., and 400,000 shares owned by Morgan Street Partners, LLC. Also includes 75,000 shares issuable upon exercise of an option.

(9)	Includes 1,196,000 shares issuable upon exercise of certain warrants, of which 473,000 are owned by Blake Capital, LLC, of which Mr. Mills is the sole member. Also includes 271,000 shares owned by Blake Capital, LLC, 30,000 shares owned by Sea Spray, Ltd., a foreign corporation of which Mr. Mills is the sole director. Also includes 150,000 shares owned by Mr. Mills’ spouse and warrants to purchase 250,000 shares held by a trust for the benefit of Mr. Mills’ children. Mr. Mills disclaims beneficial ownership of these shares.

(10)	Based on a Schedule 13G filed on February 4, 2004, includes 482,500 shares issuable upon the exercise of warrants.

(11)	Includes 380,000 shares issuable upon the exercise of certain warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following describes certain relationships and related transactions that we have with persons deemed to be affiliates of ours. We believe that each of the transactions described below were on terms at least as favorable to our Company as we would have expected to negotiate with unaffiliated third parties.

Blake Capital Partners, LLC

In October 2003, in exchange for financial advisory services related to equity raising activities, we paid to Blake Capital Partners, LLC $52,000 in cash and issued a four-year warrant to purchase an aggregate of 208,000 shares of our common stock at an exercise price of $0.50. Blake Capital is wholly owned by Wayne W. Mills, who beneficially owns more than 5 percent of our outstanding common stock.

In May 2004, in exchange for agreeing to personally guarantee our obligations under a secured convertible promissory note that we issued to Pandora Select Partners, L.P., we paid Mr. Mills a cash fee of $48,750, plus issued a 5-year warrant to purchase 375,000 shares of our common stock at a price of $0.40 per share. In addition, in consideration for advisory services rendered to us, we paid to Blake Capital $25,000, respectively and agreed to issue to Blake Capital a 5-year warrant to purchase, at an exercise price of $0.40 per share, 100,000 shares of our common stock. See “Prospectus Summary – Recent Developments – Secured Convertible Debt Financing.”

Boston Financial Partners, Inc.

In October 2003, in exchange for financial advisory services related to equity raising activities, we paid to Boston Financial Partners, Inc., $300,000 in cash and issued a four-year warrant to purchase an aggregate of 538,000 shares of our common stock at an exercise price of $0.50.

In November 2003, we engaged Boston Financial Partners, Inc. to provide consulting services to us in connection with evaluating our business model, evaluating and, if necessary, modifying our investor relations plans, introducing us to potential investors and identifying for us mineral exploration investment or acquisition opportunities. In exchange for these services rendered, we issued to Boston Financial Partners a two-year warrant to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.62.

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Hawk USA

As described above, pursuant to a joint venture agreement dated June 26, 2003, we formed Active Hawk, LLC, which was initially 50 percent owned by us and 50 percent owned by Hawk USA. See “Business – Active Hawk Minerals, LLC.” H. Vance White, our chief executive officer and director, and Walter Brooks, a director of our company, are officers and directors of Hawk USA and its affiliates. Immediately prior to this agreement, neither Hawk USA, Mr. White nor Mr. Brooks were affiliated with our company. On June 26, 2003, Hawk USA contributed all of its interest in the FSC and Holdsworth Projects and we assumed Hawk USA’s obligation to provide $2.1 million of capital to Kwagga under the Heads of Agreement. We also issued to Hawk USA 3,750,000 shares of our common stock, which then represented approximately 37.2 percent of our outstanding shares. On November 7, 2003, we exercised our option under the June 26, 2003 agreement to purchase Hawk USA’s 50 percent interest in Active Hawk LLC in exchange for issuing an additional 2,500,000 shares of our common stock to Hawk USA, making Active Hawk LLC our wholly owned subsidiary.

DESCRIPTION OF SECURITIES

Other than our common stock, we have no other class or series of capital stock authorized. The following description summarizes the material terms and provisions of our common stock, but is not complete. For the complete terms of our common stock, please refer to our articles of incorporation and our by-laws, copies of which have been incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2003.

Our common stock is quoted on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board under the symbol “WITM.” The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, New York, New York. As of June 4, 2004, there were 33,275,181 shares of our common stock outstanding, held by approximately 900 shareholders, of which approximately 650 hold their shares in “street name.”

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of our common stock are entitled to receive dividends out of the assets legally available at the time and in the amounts that our board of directors may determine from time to time. To date, however, no dividends have been paid to our shareholders and we do not anticipate paying any dividends for the foreseeable future. The common stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of our company, the holders of our common stock are entitled to share all assets legally available for distribution to our shareholders after payment of all liabilities and the liquidation preferences of any preferred stock then outstanding. Each outstanding share of our common stock is, and any shares of our common stock offered by this prospectus are, or in the case of shares of common stock offered hereby that are issuable upon the exercise of outstanding warrants, will be, fully paid and nonassessable. See also “Plan of Distribution – Minnesota Anti-Takeover Law.”

SELLING SHAREHOLDERS

The Selling Shareholders identified below are offering an aggregate of 22,187,000 shares of our common stock. The following table sets forth the number of shares beneficially owned by each selling shareholder as of June 4, 2004, and after giving effect to the offering.

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Name of Selling Shareholder	Shares Beneficially Owned Before Offering		Shares of Outstanding Common Stock Offered by Selling Shareholder	Shares of Common Stock Offered by Selling Shareholders Issuable Upon Exercise of Warrants(1)		Total Shares of Common Stock Offered By Selling Shareholder	Percentage Beneficial Ownership After Offering

Arthur P. Bergeron	1,706,430		1,000,000	500,000		1,500,000	*
Bergman Industries, Inc.	150,000		100,000	50,000		150,000	*
Blake Capital Partners, LLC (a)	3,426,400	(2)	--	208,000		208,000	6.3
Robert Bishop	150,000		100,000	50,000		150,000	*
Boston Financial Partners Inc. (b)	8,345,411	(3)	1,550,000	2,313,000	(4)	3,863,000	13.4
James W. Bowman and Barbara A. Bowman, JTWROS	60,000		40,000	20,000		60,000	*
Marsha Mucci, as custodian for Patrick Brazil	225,000		150,000	75,000		225,000	*
Marsha Mucci, as custodian for Sean Brazil	225,000		150,000	75,000		225,000	*
Marsha Mucci, as custodian for Thomas Justin Brazil	225,000		150,000	75,000		225,000	*
Ronald C. Breckner	900,000		600,000	300,000		900,000	*
Capital Z Corporation (c)	500,000	(5)	200,000	100,000		300,000	*
Carlin Equities Corporation	150,000		100,000	50,000		150,000	*
Daniel J. Clancy	392,500		120,000	60,000		180,000	*
John C. Feltl	150,000		100,000	50,000		150,000	*
John E. Feltl and Mary Joanne Feltl, JTWROS	150,000		100,000	50,000		150,000	*
Feltl and Company (d)	175,200		--	175,200	(6)	175,200	*
Henry Fong	1,075,000		425,000	212,500		637,500	1.4
Steve Harmon	120,000		80,000	40,000		120,000	*
Hawk Precious Minerals Inc. (e)	3,300,000		3,300,000	--		3,300,000	*
John Healey	30,000		20,000	10,000		30,000	*
Thomas J. Healey	210,000		140,000	70,000		210,000	*
William J. Hickey	150,000		100,000	50,000		150,000	*
Hilpan Trade and Finance	100,000		100,000	--		100,000	*
Michael J. Horgan and Doris E. Horgan	152,000		100,000	50,000		150,000	*
Patrick J. Horgan	340,000		200,000	100,000		300,000	*
HSBC Republic Bank (Suisse) S.A.	300,000		200,000	100,000		300,000	*
IBK Capital Corp.	80,800		--	80,800	(6)	80,800	*
Ivanhoe Revocable Trust	150,000		100,000	50,000		150,000	*
David Jones	150,000		100,000	50,000		150,000	*
Bradley Kipp	12,000		8,000	4,000		12,000	*
Gary S. Kohler	120,000		80,000	40,000		120,000	*
Paul W. Lewis	60,000		40,000	20,000		60,000	*
Martin Lowenthal	350,000		200,000	100,000		300,000	*
Michael Baybak and Company	250,000		--	250,000		250,000	*
Wayne W. Mills (f)	2,871,400	(2)	400,000	200,000		600,000	6.3
William M. Mower	402,500	(7)	90,000	45,000		135,000	*
Noble Securities Holding Ltd.	2,440,000		2,060,000	380,000		2,440,000	*
Daniel S. & Patrice M. Perkins, JTWROS (g)	554,000	(8)	200,000	100,000		300,000	*
Pyramid Partners, L.P.	700,000		400,000	200,000		600,000	*
RM Communications	50,000		--	50,000	(9)	50,000	*
John Raichert	85,000		50,000	25,000		75,000	*
Bruce D. Reichert	105,000		70,000	35,000		105,000	*
Mark V. Rickabaugh	150,000		100,000	50,000		150,000	*
Ian T. Rozier	150,000		100,000	50,000		150,000	*
John V. Ryden	63,000		42,000	21,000		63,000	*
Stephen R. Sharpe	300,000		200,000	100,000		300,000	*
UBS Financial Services, Inc., as custodian FBO Sara D. Mower IRA	120,000		80,000	40,000		120,000	*
UBS Financial Services, Inc., as custodian FBO William M. Mower IRA	402,500	(7)	80,000	40,000		20,000	*
Michael Ullman	150,000		100,000	50,000		150,000	*
USB Piper Jaffray, as custodian FBO Daniel S. Perkins IRA (g)	554,000	(8)	100,000	50,000		50,000	*
USB Piper Jaffray, as custodian FBO David H. Potter IRA Rollover	202,500		125,000	62,500		187,500	*
USB Piper Jaffray, as custodian FBO James G. Peters IRA	145,000		90,000	45,000		135,000	*
USB Piper Jaffray, as custodian FBO Patrice M. Perkins IRA (g)	554,000	(8)	50,000	25,000		75,000	*
Watch Hill Investments, Inc.	150,000		100,000	50,000		150,000	*
Windsor Capital Corporation	500,000		500,000	--		500,000	*
Yendor Investment Inc.	150,000		150,000	--		150,000	*
Yore Management	450,000		350,000	100,000		450,000	*
Total Shares Offered			15,090,000	7,097,000		22,187,000

39

_______________

*	represents less than 1 percent.

	(a)	Blake Capital Partners, LLC is owned and controlled by Wayne W. Mills, a director of our Company until June 2003.

	(b)	Boston Financial Partners Inc. is owned and controlled by Thomas Brazil.

	(c)	Capital Z Corporation is owned and controlled by Zoran Arandjelovic, a director of our Company from November 2003 until April 2004.

	(d)	Feltl and Company is a registered broker-dealer.

	(e)	H. Vance White and Walter Brooks, both officers and/or directors of our Company, are officers and/or directors of Hawk Precious Minerals Inc.

	(f)	Mr. Mills was a director of our Company until June 2003.

	(g)	Mr. and Mrs. Perkins also beneficially own 154,000 and 75,000 shares, respectively, through IRAs established for their benefit. Mr. Perkins is also offering hereby 150,000 shares held in his IRA and Mrs. Perkins is also offering 75,000 shares held in her IRA, as indicated in the table.

	(1)	Unless otherwise noted, the shares offered hereby that are issuable upon the exercise of warrants refer to the 1-year warrants issued in connection with our October 2003 private placement, which are exercisable at a price of $0.75 per share.

	(2)	Includes (i) 1,196,000, shares of common stock issuable upon the exercise of warrants, of which 473,000 are held in the name of Blake Capital Partners, LLC and 348,000 are held by Mr. Mills, (ii) 271,000 shares held by Blake Capital Partners, LLC; (iii) 30,000 shares held by Sea Spray, Ltd., of which Mr. Mills is the sole director; (iv) 150,000 shares held by Mr. Mills’ spouse; and (v) warrants to purchase 250,000 shares held by a trust for the benefit of Mr. Mills’ children.

	(3)	Includes 3,000,000 shares of our common stock issuable upon the exercise of various warrants (excluding the shares offered hereby issuable upon the exercise of warrants) and 91,500 shares held by Mr. Brazil’s spouse.

	(4)	Includes 1,000,000 shares issuable upon the exercise (at a price of $0.62 per share) of a warrant and 538,000 shares issuable (at a price of $0.50 per share) of a warrant, both of which were issued in connection with consulting services.

	(5)	Included 200,000 shares issuable upon the exercise (at a price of $0.65 per share) of an option that is currently exercisable.

	(6)	Represents shares issuable upon the exercise (at a price of $0.50 per share) of a warrant issued as compensation for placement agent services rendered in connection with our October 2003 private placement.

	(7)	Represents (i) 282,500 shares held directly by Mr. Mower, including 45,000 shares issuable upon the exercise of warrants and 22,500 shares issuable upon the exercise (at a price of $3.00 per share) of an option, and (ii) 120,000 shares held by an IRA established for Mr. Mower’s benefit, which includes 40,000 shares issuable upon exercise of warrants.

	(8)	Represents (i) 325,000 shares held jointly by Mr. and Mrs. Perkins, including 75,000 shares issuable upon exercise of a warrant, (ii) 154,000 shares held in an IRA established for Mr. Perkins’ benefit, including 50,000 shares issuable upon exercise of a warrant, and (iii) 75,000 shares held in an IRA established for Mrs. Perkins’ benefit, including 25,000 shares issuable upon exercise of a warrant.

	(9)	Represents shares issuable upon the exercise (at a price of $0.62 per share) of a warrant issued in November 2003 in consideration of consulting services.

41

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling shareholders. The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

●	short sales;

●	privately negotiated transactions;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

42

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

Carlin Equities Corporation, Feltl and Company, Inc., HSBC Republic Bank (Suisse) S.A., and IBK Capital Corp. are each deemed to be underwriters in connection with the offering of their respective shares under this prospectus because each of these selling shareholders are registered broker-dealers. Other selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise or conversion of convertible securities, there will be 40,372,181 shares of our common stock issued and outstanding. The shares offered by this prospectus will be freely tradable without registration or other restriction under the Securities Act, except for any shares purchased by an “affiliate” of the Company (as defined in the Securities Act).

Our currently outstanding shares that were issued in reliance upon the “private placement” exemptions provided by the Securities Act are deemed “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of issuance by us or acquisition from an affiliate, may sell such securities in broker’s transactions or directly to market makers, provided that the number of shares sold in any three month period may not exceed the greater of 1 percent of the then-outstanding shares of our common stock or the average weekly trading volume of the shares of common stock in the over-the-counter market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about our company. After two years have elapsed from the later of the issuance of restricted securities by us or their acquisition from an affiliate, such securities may be sold without limitation by persons who are not affiliates under the rule.

43

Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing shareholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

Minnesota Anti-Takeover Law

Through our articles of incorporation, we have elected not to be governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20 percent or more in the election of directors. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, or 10 percent or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the corporation’s voting stock.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney’s fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation’s articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company’s articles and by-laws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall, to the fullest extent permitted by law, have no personal liability to the Company and its shareholders for breach of fiduciary duty as a director.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

44

ABOUT THIS PROSPECTUS

This prospectus is not an offer or solicitation in respect to these securities in any jurisdiction in which such offer or solicitation would be unlawful. This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission (the “SEC”). The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about the Company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC’s offices, which is described under the heading “Where You Can Find More Information” contained elsewhere in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 450 5th Street, N.W., Room 1024, Washington, D.C. 20549.

You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the SEC will automatically update and supersede information we have included in this prospectus. This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-110831). The following are specifically incorporated herein by reference:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

●	Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004; and

●	Our Current Reports on Form 8-K filed with the SEC on February 12, 2004, March 2, 2004, May 17, 2004 and June 4, 2004, respectively.

You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at the following address:

Wits Basin Precious Minerals Inc.
Attention: Mark Dacko, Chief Financial Officer
520 Marquette Avenue, Suite 900
Minneapolis, Minnesota 55402
(612) 349-5277

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. The selling shareholders will not make an offer of our securities in any state where the offer is not permitted.

45

VALIDITY OF COMMON STOCK

Legal matters in connection with the validity of the shares of common stock offered by this prospectus will be passed upon by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.
EXPERTS

The consolidated financial statements of Wits Basin Precious Minerals Inc. as of and December 31, 2003 and 2002, and for the years then ended, included in this prospectus, have been included herein in reliance on the report of Virchow, Krause & Company, LLP, independent public registered accountants, dated January 30, 2004 (except as to note 16, as to which the date is February 11, 2004) given on the authority of that firm as experts in accounting and auditing.

46

Wits Basin Precious Minerals Inc. and Subsidiaries Index

Page
Interim Financial Statements for the Three Months Ended March 31, 2004

Condensed Consolidated Balance Sheets – As of March 31, 2004 (unaudited) and December 31, 2003	F-2
Unaudited Condensed Consolidated Statements of Operations – For the Three Months Ended March 31,
2004 and March 31, 2003	F-3
Unaudited Condensed Consolidated Statements of Cash Flows – For the Three Months Ended March 31,
2004 and March 31, 2003	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5

Financial Statements For the Years Ended December 31, 2003, 2002 and 2001

Report of Independent Auditors	F-13
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-14
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001	F-15
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2003, 2002 and 2001	F-16
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001	F-22
Notes to Condensed Consolidated Financial Statements	F-24

WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)

Condensed Consolidated Balance Sheets

	(unaudited)
	March 31, 2004	December 31, 2003

ASSETS
CURRENT ASSETS
Cash and equivalents	$248,967	$363,990
Prepaid expenses	459,087	612,777

Total current assets	708,054	976,767

PREPAID EXPLORATION COSTS	979,059	1,300,000
BRAZMIN LDTA.	908,578	--
EXPLORATION INTANGIBLES, net	1,360,564	1,644,679

	$3,956,255	$3,921,446

LIABILITIES and SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$132,747	$59,226
Net liabilities of operations of discontinued
hosted solutions business	27,568	34,734
Accrued expenses	383,861	12,775

Total current liabilities	544,176	106,735

ACCRUED GUARANTEE FEE	30,000	30,000

COMMITMENTS and CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value, 150,000,000 shares authorized;
33,275,181 and 30,297,181 shares issued and outstanding	332,752	302,972
Additional paid-in capital	28,433,845	27,423,258
Deferred compensation	(82,475)	--
Warrants	4,293,438	4,146,438
Accumulated deficit	(22,932,460)	(22,932,460)
Deficit accumulated during exploration stage, subsequent to April 30, 2003	(6,663,021)	(5,155,497)

Total shareholders’ equity	3,382,079	3,784,711

	$3,956,255	$3,921,446

See accompanying notes to condensed consolidated financial statements

F-2

WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
Condensed Consolidated Statements of Operations
(unaudited)

	Three months ended March 31,
			May 1, 2003 (inception) to
	2004	2003	March 31, 2004

Revenues	$--	$--	$--

Operating Expenses:
General and administrative	819,906	--	2,175,266
Exploration expenses	403,503	--	903,503
Amortization	284,115	--	841,224
Stock issued for consideration of exploration rights	--	--	3,137,500
Loss on disposal of assets	--	--	1,633

Total operating expenses	1,507,524	--	7,059,126

Loss from Operations	(1,507,524)	--	(7,059,126)

Other Income
Interest income	--	23,544	2,185

Total other income	--	23,544	2,185

Income (loss) from Operations before Income
Tax Refund, Minority Interest and
Discontinued Operations	(1,507,524)	23,544	(7,056,941)

Benefit from Income Taxes	--	--	243,920
Minority Interest in consolidated subsidiary	--	--	150,000

Income (loss) from continuing operations	(1,507,524)	23,544	(6,663,021)

Discontinued Operations (See Note 6)
Loss from operations of discontinued segments	--	(244,308)	--

Net Loss	$(1,507,524)	$(220,764)	$(6,663,021)

Basic and diluted net loss per common share:
Continuing operations	$(0.05)	$--	$(0.33)
Discontinued operations	--	(0.02)	--

Net Loss	$(0.05)	$(0.02)	$(0.33)

Basic and diluted weighted average outstanding shares	31,868,851	12,905,264	20,140,178

See accompanying notes to condensed consolidated financial statements

F-3

WITS BASIN PRECIOUS MINERALS INC. and SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
Condensed Consolidated Statements of Cash Flows
(unaudited)

			May 1, 2003 (inception)
	Three months ended March 31,		to March 31,
	2004	2003	2004

OPERATING ACTIVITIES:
Net loss	$(1,507,524)	$(220,764)	$(6,663,021)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation and amortization	284,115	16,160	822,442
Deferred compensation expense	27,492	20,788	44,256
Loss (gain) on disposal of assets	--	(749)	1,633
Amortization of prepaid exploration costs	--	--	500,000
Issue of common stock for exploration rights	--	--	3,137,500
Amortization of acquired software developed	--	53,884	--
Exchange of assets for services	--	2,644	--
Loss on sale of prepaid royalties	--	434,895	--
Amortization of prepaid consulting fees related
to issuance of warrants and common stock	--	--	664,083
Employee compensation expense related to stock options-variable plan	72,000	--	168,800
Contributed services by an executive	20,000	--	44,500
Minority interest in loss of consolidated subsidiary	--	--	(150,000)
Changes in operating assets and liabilities:
Accounts receivable, net	--	38,957	12,200
Inventories	--	4,983	--
Prepaid expenses	474,631	31,749	223,496
Other assets	--	(2,890)	--
Accounts payable	73,521	(59,197)	79,605
Deferred revenue	--	(71,568)	--
Accrued expenses	351,239	14,593	178,275

Net cash provided by (used in) operating activities	(204,526)	263,485	(936,231)

INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	--	109,895	--
Proceeds from sale of prepaid royalties	--	540,105	--
Purchases of property and equipment	--	(3,880)	--
Investment in exploration intangibles	--	--	(27,889)
Investment in prepaid exploration costs	--	--	(1,800,000)
Acquisition of Brazmin Ltda.	(55,731)	--	(55,731)

Net cash provided by (used in) investing activities	(55,731)	646,120	(1,883,620)

FINANCING ACTIVITIES:
Payments on short-term notes payable	--	(83,486)	--
Cash proceeds from issuance of common stock	--	--	2,251,603
Cash proceeds from exercise of options	152,400	--	169,900

Net cash provided by (used in) financing activities	152,400	(83,486)	2,421,503

Change in Cash and Equivalents of discontinued segments	(7,166)	(100,401)	(49,725)

Increase (Decrease) in Cash and Equivalents	(115,023)	725,718	(448,073)
Cash and Equivalents, beginning of period	363,990	13,211	697,040

Cash and Equivalents, end of period	$248,967	$738,929	$248,967

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income Tax Refund	$243,920	$--	$243,920
Non-cash financing and investing activities:
Conversion of accrued wages into common stock
Cancellation of stock subscription receivable	$--	$2,000,000	$--
Issuance of common stock and options for
investment in Active Hawk Minerals, LLC	$--	$--	$2,005,000
Issuance of common stock for prepaid consulting fees	$--	$--	$230,000
Issuance of warrants for prepaid consulting fees	$--	$--	$787,000
Issuance of common stock and warrants for purchase of Brazmin Ltda.	$833,000	$--	$833,000
I Issuance of common stock for penalty fee
related to October 2003 private placement	$20,380	$--	$20,380

See accompanying notes to condensed consolidated financial statements
F-4

WITS BASIN PRECIOUS MINERALS INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Condensed Consolidated Financial Statements
March 31, 2004
(unaudited)

NOTE 1 - NATURE OF BUSINESS

Wits Basin Precious Minerals Inc., and subsidiaries (“we,” “us,” “our,” “Wits Basin” or the “Company”) is a precious minerals exploration company based in Minneapolis, Minnesota. We currently have interests in mineral exploration projects in South Africa, Canada and South America. We hold interests in two gold exploration projects that we acquired in a transaction completed on June 26, 2003 from Hawk Precious Minerals USA Inc., (“Hawk USA”), a wholly owned subsidiary of Toronto-based Hawk Precious Minerals Inc., (“Hawk”). In one of these projects, which we commonly refer to as the “FSC Project,” we are a passive investor and have the right to acquire up to a 50 percent equity interest in the company Kwagga Gold (Proprietary) Limited (“Kwagga”) through two funding stages: a $2,100,000 advance and a further $1,400,000 advance. Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd., (“AfriOre”). Kwagga holds the exploration rights for the FSC Project. The FSC Project consists of approximately 140,000 hectares located in the Republic of South Africa adjacent to the major goldfields discovered at the Witwatersrand Basin. AfriOre is a coal producer and precious minerals exploration company with offices in Johannesburg, South Africa and the operator of the FSC Project. We also hold exploration rights in a project located near Wawa, Ontario, Canada, which we refer to as the “Holdsworth Project.” The Holdsworth Project consists of 19 contiguous, patented mining claims covering approximately 304 hectares. We have devised a plan to conduct pre-exploration activities on the Holdsworth Project, which we estimate be approximately $150,000. Any pre-exploration activities will be expensed as incurred.

On February 6, 2004, we became the holder of the exploration rights of “Brazmin,” a portfolio of 4 land regions in Brazil. See Note 4 – Brazmin Ltda., for a detailed discussion.

In the future, we will continue to seek new areas for exploration and the rights that would allow us to be either owners or participants. These rights may take the form of direct ownership of mineral exploration or, like our interest in the FSC Project, these rights may take the form of ownership interests in entities holding exploration rights. Further, although our only current interests are gold exploration projects, future projects may involve other precious minerals.

Until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business and until April 30, 2003, we provided accounting software through our Accounting Software Business. We sold substantially all of the assets relating to our Hosted Solutions Business and Accounting Software Business as of such dates. As a result of the sale of the Hosted Solutions Business and the Accounting Software Business, the Company became an exploratory stage company effective May 1, 2003. See Note 6 – Discontinued Operations for a detailed discussion.

As of May 1, 2004, our principal office is located at 520 Marquette Avenue, Suite 900, Minneapolis, Minnesota 55402. Our telephone number is (612) 349-5277 and our Internet address is www.witsbasin.com.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by us in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Form 10-K filed March 30, 2004. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year as a whole.

Segment Reporting

Due to the classification of our Hosted Business Solutions and Accounting Software Business as discontinued operations, we have a single operating segment. The single operating segment is that of precious minerals exploration. See Note 6 – Discontinued Operations for a detailed discussion.

Revenue Recognition and Deferred Revenue

The Company did derive revenues from customers of the online document management service for monthly access to the service and initial service configuration/implementation. Customers were invoiced at the beginning of each month for access service and revenue was recognized when invoiced. Configuration/implementation revenue was invoiced the month after the services were performed and recognized in the month invoiced.

The Company recognized the revenues derived from the accounting software business sales after all of the following criteria had been met: there was an executed license agreement, software had been delivered to the customer, the license fee was fixed and payable within twelve months, collection was deemed probable and product returns were reasonably estimable. Revenues related to multiple element arrangements were allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value was determined based on vendor specific objective evidence. Service revenue was recognized ratably over the term of the agreement, which was typically one year. All service revenue invoiced in excess of revenue recognized was recorded as deferred revenue. At March 31, 2004 and 2003, deferred revenue was $0 and $1,702,923, respectively. See Note 6 for details on our Discontinued Operations.

We currently do not have the ability to generate revenues in accordance with our investment in Kwagga (the FSC Project), Holdsworth or Brazmin. Furthermore, we do not expect to generate revenues for the foreseeable future.

Net Loss per Common Share

Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the periods presented. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, as the net effect would be antidilutive.

Use of Estimates

Preparing financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We account for income taxes using the liability method to recognize deferred income tax assets and liabilities. Deferred income taxes are provided for differences between the financial reporting and tax bases of our assets and liabilities at currently enacted tax rates.

We have recorded a full valuation allowance against the net deferred tax asset due to the uncertainty of realizing the related benefits.

F-5

Software Development Costs

Effective January 1, 1999, we implemented Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Pursuant to SOP 98-1, expenditures for internal use software were expensed during the preliminary project stage.

Exploration Costs

Exploration costs incurred in the search for new minerals are charged to expense as incurred. Due to the early stage of our passive investment in the FSC Project, we do not qualify for capitalizing development costs at this time. We require additional time to assess the initial investment we have made in purchasing Brazmin Ltda.

Stock Based Compensation

In accordance with Accounting Principles Board (“APB”) Opinion No. 25, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's general policy is to grant stock options and warrants at fair value at the date of grant.

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” The Company recorded compensation expense pursuant to APB Opinion No. 25 and related interpretations on options granted and due to modifications of options of $27,492 and $20,788, for the quarters ended March 31, 2004 and 2003, respectively. The Company recorded expense related to stock based compensation issued to non-employees in accordance with SFAS No. 123. Had compensation costs for employees been recognized based upon the fair value of options at the grant date consistent with the provisions of SFAS No. 123, the Company’s results would have been as follows for the quarters ended March 31:

	2004	2003

Net loss:
As reported	$(1,507,524)	$(220,764)
Pro forma	(1,911,524)	(562,495)

Basic and diluted net loss per share:
As reported	$(0.05)	$(0.02)
Pro forma	$(0.06)	$(0.04)

Stock-based compensation
As reported	$27,492	$20,788
Pro forma	$404,000	$341,731

In determining the compensation cost of the options granted during the quarters ended March 31, 2004 and 2003, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes pricing model and the weighted average assumptions used in these calculations are summarized below for the quarters ended March 31:

	2004	2003

Risk free interest rate	3.0%	4.5%
Expected life of options granted	5 years	10 years
Expected volatility range	322.0%	234%
Expected dividend yield	0%	0%

F-6

NOTE 3 – PREPAID EXPLORATION COSTS

We hold an interest in the gold exploration project that we acquired in a transaction completed on June 26, 2003 from Hawk USA. This project we commonly refer to as the “FSC Project,” and have the right to acquire up to a 50 percent equity interest in the company Kwagga through two funding stages: a $2,100,000 advance and a further $1,400,000 advance. Kwagga holds the exploration rights for the FSC Project. AfriOre is the operator of the FSC Project. As of March 31, 2004, we have advanced $1,800,000 to Kwagga, which is being used to fund a 5 to 7 drillhole exploration program on the FSC Project that commenced in October 2003.

In regards to the FSC Project, we are a passive investor. AfriOre is required to deliver to us a report that details the expenditures incurred, the work carried out with respect to the project and the results of such work. Other than the quarterly information concerning the project, we have no rights to examine various information related to the project. We do not have any permits, equipment or personnel necessary to actually explore for precious minerals at this time.

Our prepaid exploration costs are components based on the distributions made by us to Kwagga and further advanced to AfriOre to fund the drillhole program of the FSC Project. Of the $1,800,000 already advanced to Kwagga, $979,059 remains in their cash reserves at March 31, 2004. Each quarter, Kwagga will provide us with a report of the remaining value held in reserve.

We were obligated to advance an additional $300,000 by April 30, 2004 to complete the initial $2,100,000 funding. On April 21, 2004, we advanced $150,000 and received an extension until May 30, 2004 for the final $150,000 payment

Currently, AfriOre reports that it has almost completed the initial drillhole on the FSC Project, to a depth of approximately 3,000 meters and has begun preparation to commence on the second drillhole. It is anticipated that AfriOre will also begin the third hole utilizing the equipment employed at the initial site as soon as final depth is achieved.

NOTE 4 – BRAZMIN LTDA.

According to a purchase agreement dated February 6, 2004, between us and Argyle Securities Limited, a corporation formed under the laws of Saint Vincent, we purchased substantially all of the outstanding stock of Brazmin Ltda., a limited liability company formed under the laws of Brazil, effective February 6, 2004. Our purchase is subject to the Seller’s right to re-acquire the quota stock, as described below. Prior to the date of the purchase agreement, there was no relationship between Brazmin and Argyle Securities and the Company or any of our affiliates. Brazmin’s only assets are the mineral exploration rights of four distinct regions located within the South American country of Brazil. Brazmin has never had any revenues, as its activities have been solely to search out and acquire exploration rights on properties that possess specific criteria relating to base minerals and precious minerals. We operate Brazmin as a wholly owned subsidiary.

According to the terms of the purchase agreement, in exchange for 99.99 percent of the outstanding shares of Brazmin, we (a) paid $50,000 in cash, (b) issued 700,000 shares of our common stock (valued at $686,000 based on the closing sale price of our common stock, as quoted on the OTCBB, February 6, 2004), (c) issued a 5-year warrant to purchase an additional 150,000 shares of our common stock at an exercise price of $1.50 per share (valued at $147,000 using the Black-Scholes pricing model), and (d) reimbursed the seller for $19,847 of out-of-pocket expenses (and we incurred an additional $5,731 in miscellaneous closing fees). We also entered into two consulting agreements with two principals of Brazmin for continued services. The consulting agreements are for a period of six months, with monthly aggregate payments of $4,000 plus options to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $1.10 per share. The options vest ratably over one year. The consulting agreements may be renewable for additional six month terms should the need exist.

Additionally, as specified in the purchase agreement, we are required to use our best efforts to register the resale of the shares of common stock issued as consideration, including the 150,000 shares issuable upon exercise of the warrants, under the Securities Act by no later than July 5, 2004. In the event that the shares are not registered by that date, Argyle Securities has the sole right (exercisable on or before July 15, 2004) to terminate the purchase agreement and reacquire the Brazmin stock subject thereto. In the event Argyle Securities exercises this right, it also must return to us the shares and warrants that we issued as consideration for the purchase of the Brazmin stock, although it is entitled to retain the $50,000 cash payment and the reimbursed out-of-pocket expenses paid by us.

F-7

We are in the process of completing a detailed budget and assessing the specific properties that we will explore verses those properties, which we would prefer to locate a third party operator and/or financier for. We anticipate having completed our assessment process by the end of the quarter ending June 30, 2004 and our estimate for amortization of the Brazmin properties is in a range of 12 to 24 months.

NOTE 5 – EXPLORATION INTANGIBLES

In June 2003, we entered into a Joint Venture and Joint Contribution Agreement, and a Member Control Agreement (collectively “Joint Agreement”) with Hawk USA. By the terms of the Joint Agreement, a limited liability company was formed (named Active Hawk Minerals, LLC) in which both parties made their contributions. Hawk USA contributed its rights and interests in the FSC and Holdsworth Projects, which we valued at $2,100,000 and we contributed $2,100,000 in cash, thereby providing equal ownership rights in the LLC.

We value the exploration agreements based on the fair value of all the components contributed by Hawk USA (i.e. the FSC Project and the Holdsworth Project). The fair value assigned to the Holdsworth Project was determined by management to be $150,000 with the balance assigned to the FSC Project. Based on the information received regarding the mining rights to the Holdsworth Project and the potential that exists to warrant further exploration of the FSC Project by AfriOre on behalf of Active Hawk Minerals, LLC, we believe capitalization of the intangible assets is appropriate.

According to the terms of our Joint Agreement with Hawk USA, we also received an option to acquire Hawk USA’s entire 50 percent equity interest in Active Hawk Minerals, LLC in exchange for issuing to Hawk USA an additional 2,500,000 shares of our common stock. On November 7, 2003, we exercised the option and issued the common stock (valued at $0.94 per share, based on the closing sale price of our common stock on November 7, 2003 as listed on the OTCBB), which represented an issuance of 9.0% of our total issued and outstanding common stock of 27,797,181 shares. The value of these shares, $2,350,000, was expensed in November 2003, since these shares were issued in excess of the contributions made to the LLC. We operate Active Hawk Minerals, LLC as a wholly owned subsidiary.

Components of exploration intangibles are as followings:

Value assigned to the FSC Project (1)	$2,032,889
Value assigned to the Holdsworth Project	150,000

Gross Exploration Agreement	2,182,889
Less accumulated amortization	538,210

Balance at December 31, 2003	1,644,679
Less accumulated amortization	284,115

Balance at March 31, 2004	$1,360,564

(1) Includes the joint agreement costs and the issuance of an option to a former director.

Active Hawk Minerals, LLC., has no revenues to date and has recorded $320,941 in exploration expenses for the period ended March 31, 2004. All subsidiary transactions and balances have been eliminated in consolidation. Based on the estimated timeframe to complete the current drillhole program at the FSC Project, we began amortizing the FSC Project portion of the exploration agreement over 24 months, beginning in July 2003. Based on our assessment of the Holdsworth Project, we began amortizing the Holdsworth Project portion of the exploration agreement over 15 months, beginning in October 2003. The amortization period of both components will be periodically evaluated and adjusted if necessary.

F-8

NOTE 6 – DISCONTINUED OPERATIONS

Until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating business information on the Internet though our Hosted Solutions Business. On March 14, 2003, we sold all of our assets related to the Hosted Solutions Business, which accounted for approximately 25 percent of our total assets and accounted for approximately 11 percent of our consolidated revenues as of and for the year ended December 31, 2002. The transaction did not require shareholder approval under Minnesota law since the assets relating to our Hosted Solutions Business did not constitute all or substantially all of the assets of our Company as a whole. We received $650,000 cash plus the reimbursement of transaction-related expenses incurred by us in the amount of $150,000 and the assumption of certain obligations, liabilities and employees of ours.

The following are condensed consolidated statements of discontinued operations for the quarters ended March 31,

HOSTED SOLUTIONS BUSINESS	2004	2003

Revenues	$--	$132,455

Operating expenses
Costs of sales	--	35,354
Selling, general and administrative	--	189,434
Depreciation and amortization	--	8,719
Loss (gain) on disposal of assets	--	(749)

Total operating expenses	--	232,758

Loss from discontinued operations	--	(100,303)

Other income	--	150,000
Loss on sale of prepaid royalties	--	(434,895)

Net loss from discontinued operations	$--	$(385,198)

Liabilities of the Hosted Solutions Business consisted of the following at:

HOSTED SOLUTIONS BUSINESS	March 31, 2004	December 31, 2003

Accounts payable	27,568	34,734

Net liabilities of operations of discontinued hosted solutions business	$27,568	$34,734

Prior to April 30, 2003, we designed, developed, marketed and supported accounting software products through our Accounting Software Business subsidiaries. On April 30, 2003, we completed the sale of substantially all of the assets of our Accounting Software Business to two key employees (the “Purchaser”) of that division. The assets sold consisted primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The Purchaser assumed substantially all the liabilities of the Accounting Software Business incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. In addition, the Purchaser paid us cash sufficient to discharge outstanding debt that was incurred during 2001 to acquire the Accounting Software Business. The remaining outstanding debt (as of April 30, 2003 of $1,451,714) was discharged as follows: (a) cash proceeds ($752,426) from the Purchaser were used to pay 17 of the note holders a negotiated 75 percent of the remaining balance due under the terms of their promissory notes, (b) the 25 percent discount ($250,809) re-negotiated with the 17 note holders, was booked as a component of Discontinued Operations, and (c) the remaining seven note holders (valued at $448,479) received new promissory notes issued by the Purchaser, again which was as a component of Discontinued Operations. The shareholders of the Company approved the sale at a special meeting on April 29, 2003.

F-9

The following are condensed consolidated statements of discontinued operations for the quarters ended March 31,

ACCOUNTING SOFTWARE BUSINESS	2004	2003

Revenues	$--	$1,186,729

Operating expenses
Costs of goods sold	--	309,801
Selling, general and administrative	--	463,009
Depreciation and amortization	--	61,325
Product development	--	165,348

Total operating expenses	--	999,483

Income (loss) from discontinued operations	--	187,246

Other expense	--	(46,356)

Net income from discontinued operations	$--	$140,890

NOTE 7 – ACCRUED GUARANTEE

We have been named a defendant in two separate and unrelated legal actions, both in District Court, City and County of Denver, Colorado. One such action was a proceeding brought by Farmers State Bank of Ft. Morgan, Colorado, in which it was alleged that the Company was liable to the plaintiff as a result of its guaranty of certain secured debt obligations in the aggregate amount of approximately $314,000 of Meteor Marketing, Inc (to date, approximately $218,000 remains outstanding). The other legal proceeding involved an action brought by Timothy L. White against us and Meteor Marketing, Inc., in which the plaintiff alleged that we were liable in the amount of $102,750 for certain obligations of Meteor Marketing as a result of an April 1999 guaranty (the remaining amount owed to Mr. White is approximately $43,500).

Pursuant to FASB Interpretation No. (FIN) 45, the guaranties were valued in the amount of $30,000 during the year ended December 31, 2003.

NOTE 8 - SHAREHOLDERS' EQUITY

Deferred Compensation

In conjunction with the purchase of Brazmin Ltda., we engaged the services of two consultants to help us manage the four properties located in Brazil, South America. As additional consideration, each consultant entered into a stock option agreement. Each agreement granted a total of 50,000 shares to purchase common stock at an exercise price of $1.10 per share and vesting ratably over one year. Using the Black-Scholes pricing model, deferred compensation of $109,967 was recorded and is being expensed over the term of the agreements. All options were granted with exercise prices equal to the fair value of our common stock on the date of grant.

F-10

NOTE 9 – SUBSEQUENT EVENTS

We are a defendant in a lawsuit in the Minnesota District Court in Hennepin County initiated by Jack A. Johnson. Mr. Johnson was formerly our President and CEO until he left our Company to accept employment with Stellent, Inc., in connection with the sale of our Hosted Solutions Business to Stellent in March 2003. Mr. Johnson asserted claims for breach of an alleged employment contract. On April 29, 2004, following completion of a trial, a jury awarded Mr. Johnson $360,000 in damages for breach of contract. For the quarter ending March 31, 2004, we have accrued $360,000, which is included in general and administrative expenses, against the damages awarded by the jury, however, the Company is continuing to evaluate its options for an appeal.
On April 21, 2004, we made an additional payment to Kwagga in the amount $150,000, thereby having a balance due of $150,000 towards our $2,100,000 commitment in funding the initial drillhole program at the FSC Project. We also received an extension from Kwagga on the final $150,000, postponed until May 30, 2004.

We regret to inform our shareholders that Mr. Michael Pickens, a board member of ours, passed away in April 2004 due to an illness. Additionally, Mr. Zoran Arandjelovic has resigned as a board member due to his business interests and lack of available time to devote to the matters of the Company. The Company will continue its search for qualified candidates.

On May 13, 2004, our board of directors authorized an extension in the expiration date for the Company's 690,000 redeemable publicly-traded warrants, which currently trade under the OTCBB symbol WITMW (prior to August 20, 2003 under the OTCBB symbol AIQTW). The new expiration date is November 30, 2004 from the previous extended date of May 31, 2004.

The terms of the redeemable warrants are as follows: each warrant represents the right to purchase one (1) share of the Company’s common stock, $0.01 par value, at an exercise price of $7.15 per share until November 30, 2004. The warrants are redeemable by the Company at a redemption price of $0.10 per redeemable warrant at any time on 30 days’ notice, provided that the market price of our common stock equals or exceeds $8.25 per share for 10 consecutive trading days ending within 20 days prior to the notice of redemption.

F-11

REPORT OF INDEPENDENT AUDITORS

To Audit Committee, Shareholders and Board of Directors of Wits Basin Precious Minerals Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Wits Basin Precious Minerals Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wits Basin Precious Minerals Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, the Company has restated its consolidated balance sheet as of December 31, 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2003 to expense certain coasts related to the Company’s exploration intangibles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had net losses for the years ended December 31, 2003, 2002 and 2001 and had an accumulated deficit at December 31, 2003. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
January 30, 2004 (except as to note 16, as to which the date is February 11, 2004)

WITS BASIN PRECIOUS MINERALS INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	December 31,

	Restated

	2003	2002

Assets
Current assets
Cash and cash equivalents	$363,990	$13,211
Accounts receivable, net	—	—
Prepaid expenses	612,777	—

Total current assets	976,767	13,211
Property and equipment, net	—	—
Prepaid royalties, net	—	—
Prepaid exploration costs	1,300,000	—
Exploration intangibles, net	1,644,679	—

Net Assets of Operations of Discontinued Hosted Solutions Business	—	669,000

	$3,921,446	$682,211

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$59,226	$—
Net liabilities of operations of discontinued
hosted solutions business	34,734	—
Net liabilities of operations of discontinued
accounting software business	—	93,078
Accrued expenses	12,775	—

Total current liabilities	106,735	93,078

Accrued guarantee fee	30,000	—

Commitments and Contingencies
Shareholders’ Equity
Common stock, $.01 par value, 150,000,000 shares authorized;
30,297,181 and 13,264,681 shares issued and outstanding
at December 31, 2003 and 2002	302,972	132,647
Additional paid-in capital	27,423,258	22,616,833
Stock subscription receivable	—	(2,000,000)
Deferred compensation	—	(182,213)
Warrants	4,146,438	2,602,860
Accumulated deficit	(22,932,460)	(22,580,994)
Deficit accumulated during the exploration stage, subsequent
to April 30, 2003	(5,155,497)	—

Total shareholders’ equity	3,784,711	589,133

	$3,921,446	$682,211

See accompanying notes to consolidated financial statements.

WITS BASIN PRECIOUS MINERALS INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

				May 1, 2003
	Years Ended December 31,			(inception)

	Restated	Restated	Restated	to Dec. 31,

	2003	2002	2001	2003

Revenues	$—	$—	$—	$—

Operating expenses:
Costs of goods sold	—	—	—	—
General and administrative	1,355,360	—	—	1,355,360
Depreciation and amortization	557,109	—	—	557,109
Exploration expenses	500,000	—	—	500,000
Stock issued for consideration of
exploration rights	3,137,500	—	—	3,137,500
Product development	—	—	—	—
Loss on disposal of assets	1,633	—	—	1,633
Loss on impairment of goodwill	—	—	—	—
Loss on sale of prepaid royalties	—	—	—	—

Total operating expenses	5,551,602	—	—	5,551,602

Loss from operations	(5,551,602)	—	—	(5,551,602)

Other income (expense):
Interest and dividend income	25,769	15,244	159,101	2,185
Other income	—	—	—	—
Interest expense	—	(119,206)	(7,138)	—

Total other income (expense)	25,769	(103,962)	151,963	2,185

Income (loss) from operations before income
tax refund, minority interest and
discontinued operations	(5,525,833)	(103,962)	151,963	(5,549,417)

Benefit from income taxes	243,920	—	—	243,920
Minority interest in loss of consolidated
subsidiary	150,000	—	—	150,000

Income (loss) from continuing operations	(5,131,913)	(103,962)	151,963	(5,155,497)

Discontinued Operations (See Note 3)
Loss from discontinued operations	(375,050)	(9,554,793)	(9,598,771)	—

Net Loss	$(5,506,963)	$(9,658,755)	$(9,446,808)	$(5,155,497)

Basic and diluted net loss per common share:
Continuing operations	$(0.33)	$(0.01)	$0.02	$(0.32)
Discontinued operations	(0.03)	(0.76)	(1.17)	—

Net Loss	$(0.36)	$(0.77)	$(1.15)	$(0.32)

Basic and diluted weighted average
common shares outstanding	15,361,315	12,532,354	8,210,326	16,231,340

See accompanying notes to consolidated financial statements.

WITS BASIN PRECIOUS MINERALS INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Common		Preferred		Additional
	stock		stock		paid-in
	shares	Amount	shares	Amount	capital

BALANCE, December 31, 2000	3,835,911	38,359	—		5,633,040
Issuance of common stock in January 2001
at $2.75 per share	400,000	4,000	—	—	1,096,000
Issuance of common stock in January and April
2001 for acquisition of Edge Technologies, Inc	550,000	5,500	—	—	1,507,000
Issuance of common stock for merger with
activeIQ net of $1,000,000 costs	3,874,511	38,745	365,000	365,000	3,634,028
Cashless exercise of warrants issued
in June 2000	17,976	180	—	—	22,502
Employee and consultant stock option
exercises from May through December 2001	605,496	6,055	—	—	1,623,900
Surrender of common stock a $37.50 per share
in exchange for cancellation of promissory note	(8,334)	(83)	—	—	(312,417)
Issuance of common stock in June 2001 for
acquisition of Red Wing Business Systems, Inc	400,000	4,000	—	—	1,774,000
Issuance of common stock in June 2001 at
$3.00 per share net of $82,500 costs	500,000	5,000	—	—	1,373,500
Issuance of common stock in July 2001 to a
director at $2.75 per share pledged with
stock subscription	100,000	1,000	—	—	274,000
Issuance of consulting warrants in August
2001, 450,000 at $5.50 per share,
250,000 at $7.50 per share	—	—	—	—	—
Conversion of accounts payable to common
stock in September 2001 at $4.00 per share	16,667	167	—	—	89,002
Issuance of common stock in September
2001 for acquisition of Champion
Business Systems, Inc	299,185	2,992	—	—	1,460,023
Conversion of accounts payable to warrant in
August and September 2001	—	—	—	—	—
Issuance of commons stock in October 2001
for acquisition of FMS Marketing, Inc	250,000	2,500	—	—	752,500
Company’s re-purchase of common stock
in December 2001	(106,667)	(1,067)	—	—	(409,254)
Cancellation of stock bonus shares
in December 2001	(3,400)	(34)	—	—	34
Deferred compensation related to options granted	—	—	—	—	817,169
Deferred compensation expense	—	—	—	—	—
Net loss	—	—	—	—	—

BALANCE, December 31, 2001	10,731,345	107,313	365,000	365,000	19,335,027

Employee stock option exercise in January 2002	11,500	115	—	—	34,385
Issuance of common stock in January 2002
at $4.00 per share to officer	500,000	5,000	—	—	1,995,000
Company’s re-purchase of common stock
in February 2002	(15,500)	(155)	—	—	(62,880)
Conversion of Series B Preferred Stock
in February 2002	365,000	3,650	(365,000)	(365,000)	361,350

	Common		Preferred		Additional
	stock		stock		paid-in
	shares	Amount	shares	Amount	capital

Re-pricing and exercise of warrant in March
2002, issued to underwriter in June 1998	54,000	540	—	—	107,460
Issuance of warrant in March 2002 to director
relating to loan to Company, 25,000 shares
at $3.00 per share	—	—	—	—	—
Re-payment of stock subscription receivable
in April 2002 from director	—	—	—	—	—
Partial conversion of note payable to
common stock in May 2002 at $1.15 per
common share due to a director	200,000	2,000	—	—	228,000
Partial conversion of notes payable to common
stock in June 2002 at $0.78 per share due to
former shareholders of FMS Marketing, Inc	151,669	1,517	—	—	117,241
Issuance of common stock in June 2002 at $0.75
per share and 500,000 warrants at $1.00 per share
800,000 warrants at $1.25 per share to an
investor and to a director (includes re-pricing
of certain warrants)	1,300,000	13,000	—	—	501,249
Conversion of accounts payable to warrant in
June 2002 at $0.83 per share	—	—	—	—	—
Issuance of 119,285 warrants at $1.00 per share
in September 2002 to former Champion Business
Systems promissory note holders for
deferring principal payment	—	—	—	—	—
Surrender of common stock at $0.75 per share
in exchange for cancellation of stock
subscription receivable	(33,333)	(333)	—	—	—
Deferred compensation expense	—	—	—	—	—
Net loss	—	—	—	—	—

BALANCE, December 31, 2002	13,264,681	$132,647	—	$ —	$22,616,833

Surrender of common stock at $4.00 per share, in
exchange for cancellation of stock subscription
receivable with a director in January 2003	(500,000)	(5,000)	—	—	(1,995,000)
Forfeiture of employee stock options	—	—	—	—	(140,749)
Issuance of common stock at $0.20 per share,
pursuant to an exercise of stock options, to former
officer in lieu of accrued wages in February 2003	292,500	2,925	—	—	53,604
Conversion of accounts payable to common stock
at $0.219 per share in May 2003	250,000	2,500	—	—	52,145
Issuance of common stock at $0.73 per share, as
contribution into Active Hawk Minerals, LLC with
Hawk Precious Minerals Inc. and issuance of
option to purchase 100,000 shares of common stock
at $0.40 per share, to director for consulting fee
in June 2003	3,750,000	37,500	—	—	2,755,000
Exercise of stock options by former director in
October 2003 at $0.35 per share	50,000	500	—	—	17,000
Issuance of common stock at $0.25, in private
placement in October 2003 (net of offering costs of
$295,897) and one-year warrants at $0.75 per share	10,190,000	101,900	—	—	1,393,125

	Common		Preferred		Additional
	stock		stock		paid-in
	shares	Amount	shares	Amount	capital

Issuance of common stock at $0.94 per share in
November 2003 on exercise of our option to
purchase the interest held by Hawk Precious
Minerals Inc., in Active Hawk Minerals, LLC	2,500,000	25,000	—	—	2,325,000
Issuance of common stock in November 2003 to
consultant for advisory services rendered	500,000	5,000	—	—	225,000
Issuance of warrants in November 2003 to
consultants for advisory services, 250,000 at
$0.60 per share and 1,050,000 at $0.62 per share	—	—	—	—	—
Additional stock option compensation under
variable plan accounting	—	—	—	—	96,800
Contributed services by an executive	—	—	—	—	24,500
Deferred compensation expense	—	—	—	—	—
Net loss	—	—	—	—	—
BALANCE, December 31, 2003	30,297,181	$302,972	—	$ —	$27,423,258

See accompanying notes to consolidated financial statements.

WITS BASIN PRECIOUS MINERALS INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Stock subscription receivable	Deferred compen- sation	Warrants	Accumulated deficit	Deficit Accumulated (1)	Total

BALANCE, December 31, 2000	$(312,500)	$(172,813)	$170,881	$(3,475,431)	$ —	$1,881,536
Issuance of common stock in January 2001
at $2.75 per share	—	—	—	—	—	1,100,000
Issuance of common stock in January and April
2001 for acquisition of Edge Technologies, Inc.	—	—	—	—	—	1,512,500
Issuance of common stock for merger with
activeIQ net of $1,000,000 costs	—	—	—	—	—	4,037,773
Cashless exercise of warrants issued
in June 2000	—	—	(22,682)	—	—	—
Employee and consultant stock option
exercises from May through December 2001	—	—	—	—	—	1,629,955
Surrender of common stock at $37.50 per share
in exchange for cancellation of promissory note	312,500	—	—	—	—	—
Issuance of common stock in June 2001 for
acquisition of Red Wing Business Systems, Inc	—	—	—	—	—	1,778,000
Issuance of common stock in June 2001 at
$3.00 per share net of $82,500 costs	—	—	114,000	—	—	1,492,500
Issuance of common stock in July 2001 to a
director at $2.75 per share pledged with
stock subscription	(200,000)	—	—	—	—	75,000
Issuance of consulting warrants in August
2001, 450,000 at $5.50 per share,
250,000 at $7.50 per share	—	—	1,246,000	—	—	1,246,000
Conversion of accounts payable to common
stock in September 2001 at $4.00 per share	—	—	—	—	—	89,169
Issuance of common stock in September
2001 for acquisition of Champion
Business Systems, Inc	—	—	—	—	—	1,463,015
Conversion of accounts payable to warrant in
August and September 2001	—	—	125,718	—	—	125,718
Issuance of commons stock in October 2001
for acquisition of FMS Marketing, Inc	—	—	—	—	—	755,000
Company’s re-purchase of common stock
in December 2001	—	—	—	—	—	(410,321)
Cancellation of stock bonus shares
in December 2001	—	—	—	—	—	—
Deferred compensation related to options granted	—	(817,169)	—	—	—	—
Deferred compensation expense	—	678,281	—	—	—	678,281
Net loss	—	—	—	(9,446,808)	—	(9,446,808)

BALANCE, December 31, 2001	$(200,000)	$(311,701)	$1,633,917	$(12,922,239)	$ —	$8,007,317

Employee stock option exercise in January 2002	—	—	—	—	—	34,500
Issuance of common stock in January 2002
at $4.00 per share to officer	(2,000,000)	—	—	—	—	—
Company’s re-purchase of common stock
in February 2002	—	—	—	—	—	(63,035)
Conversion of Series B Preferred Stock
in February 2002	—	—	—	—	—	—

	Stock subscription receivable	Deferred compen- sation	Accumulated		Deficit Accumulated (1)	Total

			Warrants	deficit

Re-pricing and exercise of warrant in March
2002, issued to underwriter in June 1998	—	—	61,020	—	—	169,020
Issuance of warrant in March 2002 to director
relating to loan to Company, 25,000 shares
at $3.00 per share	—	—	33,750	—	—	33,750
Re-payment of stock subscription receivable
in April 2002 from director	200,000	—	—	—	—	200,000
Partial conversion of note payable to
common stock in May 2002 at $1.15 per
common share due to a director	—	—	—	—	—	230,000
Partial conversion of notes payable to common
stock in June 2002 at $0.78 per share due to
former shareholders of FMS Marketing, Inc	—	—	—	—	—	118,758
Issuance of common stock in June 2002 at $0.75
per share and 550,000 warrants at $1.00 per share
800,000 warrants at $1.25 per share to an
investor and to a director (includes re-pricing
of certain warrants)	(25,000)	—	779,474	—	—	1,268,723
Conversion of accounts payable to warrant in
June 2002 at $0.83 per share	—	—	12,500	—	—	12,500
Issuance of 119,285 warrants at $1.00 per share
in September 2002 to former Champion Business
Systems promissory note holders for
deferring principal payment	—	—	82,199	—	—	82,199
Surrender of common stock at $0.75 per share
in exchange for cancellation of stock
subscription receivable	25,000	—	—	—	—	24,667
Deferred compensation expense	—	129,488	—	—	—	129,488
Net loss	—	—	—	(9,658,755)	—	(9,658,755)

BALANCE, December 31, 2002	$(2,000,000)	$(182,213)	$2,602,860	$(22,580,994)	$ —	$589,133

Surrender of common stock at $4.00 per share, in
exchange for cancellation of stock subscription
receivable with a director in January 2003	2,000,000	—	—	—	—	—
Forfeiture of employee stock options	—	140,749	—	—	—	—
Issuance of common stock at $0.20 per share,
pursuant to an exercise of stock options, to former
officer in lieu of accrued wages in February 2003	—	—	—	—	—	56,529
Conversion of accounts payable to common stock
at $0.219 per share in May 2003	—	—	—	—	—	54,645
Issuance of common stock at $0.73 per share, as
contribution into Active Hawk Minerals, LLC with
Hawk Precious Minerals Inc. and issuance of
option to purchase 100,000 shares of common stock
at $0.40 per share, to director for consulting fee
in June 2003	—	—	—	—	—	2,792,500
Exercise of stock options by former director in
October 2003 at$0.35 per share	—	—	—	—	—	17,500
Issuance of common stock at $0.25, in private
placement in October 2003 (net of offering costs of
$295,897) and one-year warrants at $0.75 per share	—	—	756,578	—	—	2,251,603

	Stock sub- scription receivable	Deferred compen- sation	Warrants	Accumulated deficit	Deficit Accumulated (1)	Total

Issuance of common stock at $0.94 per share in
November 2003 on exercise of our option to
purchase the interest held by Hawk Precious
Minerals Inc., in Active Hawk Minerals, LLC	—	—	—	—	—	2,350,000
Issuance of common stock in November 2003 to
consultant for advisory services rendered	—	—	—	—	—	230,000
Issuance of warrants in November 2003 to
consultants for advisory services, 250,000 at
0.60 per share and 1,050,000 at $0.62 per share	—	—	787,000	—	—	787,000
Additional stock option compensation under
variable plan accounting	—	—	—	—	—	96,800
Contributed services by an executive	—	—	—	—	—	24,500
Deferred Compensation expense	—	41,464	—	—	—	41,464
Net loss	—	—	—	(351,466)	(5,155,497)	(5,506,963)

BALANCE, December 31, 2003	$ —	$ —	$4,146,438	$(22,932,460)	$(5,155,497)	$3,784,711

(1)   Deficit accumulated during the exploration stage, subsequent to April 30, 2003.

See accompanying notes to consolidated financial statements.

WITS BASIN PRECIOUS MINERALS INC. AND SUBSIDIARIES

     (AN EXPLORATION STAGE COMPANY) CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,			May 1, 2003
				(inception)
	Restated			to Dec. 31,
	2003	2002	2001	2003
OPERATING ACTIVITIES:
Net loss	(5,506,923)	(9,658,755)	(9,446,808)	(5,155,497)
Adjustments to reconcile net loss to cash
flows from operating activities:
Depreciation and amortization	557,109	1,824,372	3,161,492	538,327
Deferred compensation expense	41,464	129,488	678,281	16,764
Loss on disposal of assets	884	114,037	55,356	1,633
Loss on discontinued accounting software business	—	1,650,000	—	—
Loss on impairment of goodwill	—	2,548,664	—	—
Loss on disposal of discontinued operations	99,085	—	—	—
Loss on sale of prepaid royalties	434,895	—	—	—
Amortization of prepaid exploration costs	500,000	—	—	500,000
Issue of common stock for exploration rights	3,137,500	—	—	3,137,500
Issuance of warrants, options and common stock for services	—	189,469	1,436,393	—
Amortization of original issue discount	45,366	79,145	66,273	—
Amortization of acquired software developed	53,884	441,237	187,253	—
Amortization of prepaid consulting fees related to issuance of
warrants and common stock	664,083	—	—	664,083
Exchange of assets for services	2,644	—	—	—
Employee compensation expense related to stock options-variable				96,800
plan	96,800	—	—
Contributed services by an executive	24,500	—	—	24,500
Minority interest in loss of consolidated subsidiary	(150,000)	—	—	(150,000)
Re-pricing of common stock warrants	—	343,390	—	—
Interest expense related to common stock issued in excess of note payable	—	80,000	—	—
Forgiveness of note payable	—	—	(63,677)	—
Changes in operating assets and liabilities:
Accounts receivable, net	154,980	72,974	(164,287)	12,200
Inventories	7,983	13,683	40,184	—
Prepaid expenses	(212,684)	(39,844)	26,154	(251,135)
Other assets	(2,890)	63,670	175,084	—
Accounts payable	(195,320)	(45,121)	53,218	6,084
Deferred revenue	(130,498)	292,741	(303,840)	—
Accrued expenses	(28,224)	(157,433)	254,970	(172,964)

Net cash used in operating activities	(405,362)	(2,058,283)	(3,843,954)	(731,705)

INVESTING ACTIVITIES:
Payments on note receivable	—	500,000	—	—
Proceeds from sale of property and equipment	109,895	52,145	—	—
Proceeds from sale of Epoxy Network (goodwill)	—	400,000	—	—
Proceeds from sale of prepaid royalties	540,105	—	—	—
Proceeds from sale of assets	752,426	—	—	—
Acquisition of Edge Technologies Incorporated	—	—	(750,711)	—
Acquisition of Accounting Software Business subsidiaries	—	—	(1,422,511)	—
Investment in exploration intangibles	(27,889)	—	—	(27,889)
Investment in prepaid exploration costs	(1,800,000)	—	—	(1,800,000)
Purchases of property and equipment	(3,880)	(59,506)	(134,026)	—

Net cash provided by (used in) investing activities	(429,343)	892,639	(2,307,248)	(1,827,889)

FINANCING ACTIVITIES:
Payments on bank line of credit	—	—	(277,381)	—
Payments on capital lease obligations	—	—	(46,216)	—
Payments on long-term debt	(837,158)	(1,727,570)	(534,672)	—
Common stock repurchased	—	(63,035)	(410,321)	—

Cash proceeds from issuance of common stock	2,251,603	1,246,514	6,205,273	2,251,603
Cash proceeds from exercise of options	17,500	34,500	1,629,955	17,500
Cash proceeds from long-term debt	—	450,000	—	—

Net cash provided by (used in) financing activities	1,431,945	(59,591)	6,566,638	2,269,103

CHANGE IN CASH AND CASH EQUIVALENTS OF
DISCONTINUED ACCOUNTING SOFTWARE BUSINESS	(246,461)	(138,869)	(387,578)	(42,559)

INCREASE (DECREASE) IN CASH EQUIVALENTS	350,779	(1,364,104)	27,858	(333,050)
CASH AND EQUIVALENTS, beginning of period	13,211	1,377,315	1,349,457	697,040

CASH AND EQUIVALENTS, end of period	$363,990	$13,211	$1,377,315	363,990

See accompanying notes to consolidated financial statements.

WITS BASIN PRECIOUS MINERALS INC. AND SUBSIDIARIES
(AN EXPLORATION STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003 and 2002

NOTE 1 - NATURE OF BUSINESS

Wits Basin Precious Minerals Inc., and subsidiaries (“we,” “us,” “our,” “Wits Basin” or the “Company”) is a precious minerals exploration company. We hold interests in two gold exploration projects that we acquired in a transaction completed on June 26, 2003 from Hawk Precious Minerals USA Inc., (“Hawk USA”), a wholly owned subsidiary of Toronto-based Hawk Precious Minerals Inc., (“Hawk”). In one of these projects, which we commonly refer to as the “FSC Project,” we are a passive investor and have the right to acquire up to a 50 percent equity interest in the company Kwagga Gold (Proprietary) Limited (“Kwagga”) through two funding stages: a $2,100,000 advance and a further $1,400,000 advance. Kwagga is a wholly owned subsidiary of AfriOre International (Barbados) Ltd., (“AfriOre”). Kwagga holds the exploration rights for the FSC Project. The FSC Project consists of approximately 140,000 hectares located in the Republic of South Africa adjacent to the major goldfields discovered at the Witwatersrand Basin. AfriOre is a coal producer and precious minerals exploration company with offices in Johannesburg, South Africa and the operator of the FSC Project. For the year ended December 31, 2003, we have advanced $1,800,000 to Kwagga, which is being used to fund a 5 to 7 drillhole exploration program on the FSC Project that commenced in October 2003. We are obligated to advance an additional $300,000 by April 30, 2004. See Note 8 – Active Hawk Minerals, LLC.

In regards to the FSC Project, we are a passive investor. AfriOre is required to deliver to us a report that details the expenditures incurred, the work carried out with respect to the project and the results of such work. Other than the quarterly information concerning the project, we have no rights to examine various information related to the project. We do not have any permits, equipment or personnel necessary to actually explore for precious minerals at this time.

We also hold exploration rights in a project located near Wawa, Ontario, Canada, which we refer to as the “Holdsworth Project.” The Holdsworth Project consists of 19 contiguous, patented mining claims covering approximately 304 hectares. We have no current plans to conduct exploration activities on the Holdsworth Project since we do not possess the expertise, equipment or funding necessary to conduct such activities. Based on prior surveys conducted, we estimate that exploration costs would be approximately $500,000. Therefore, we intend to partner with a third party to conduct any exploration activities. See Note 8 – Active Hawk Minerals, LLC.

In addition to these two projects, we intend to pursue interests in other precious mineral exploration projects. The form of these interests may be direct ownership of mineral exploration rights to certain lands or may be indirect interests in exploration projects, similar to our interest in the FSC Project.

We have since completed a third acquisition; see Note 16 – Subsequent Events about Brazmin Ltda., a precious minerals company located in Rio de Janeiro, Brazil.

Until April 30, 2003, we provided accounting software through our Accounting Software Business (see Note 3 – Discontinued Operations) and until March 14, 2003, we provided industry-specific solutions for managing, sharing and collaborating on business information on the Internet though our Hosted Solutions Business (see Note 3 – Discontinued Operations). We sold substantially all of the assets relating to our Accounting Software and Hosted Solutions Businesses as of such dates.

As a result of the sale of the Hosted Solutions Business and Accounting Software Business, we became an exploratory stage company effective May 1, 2003.

We were originally incorporated under Colorado law in December 1992 under the name Meteor Industries, Inc. On April 30, 2001, we, and a wholly owned subsidiary of ours and the company of activeIQ Technologies Inc. (“Old AIQ”) closed a triangular reverse merger transaction. Immediately before the merger, we (a) sold all of our assets relating to our petroleum and gas distribution business, (b) we reincorporated under Minnesota law, and (c) we changed our name to Active IQ Technologies, Inc. As a result of the sale of all of our petroleum and gas distribution assets, we no longer held any operations in the petroleum and gas distribution business but adopted the business model of Old AIQ, thereby becoming an Internet E-commerce company. Because Old AIQ was treated as the acquiring company in the merger, all financial and business information relating to the periods before April 30, 2001, are the business and financial information of Old AIQ. See Note 4 – Business Combinations.

Old AIQ was a privately held company, incorporated under Minnesota law in April 1996, and was considered a development stage company until January 2001, when it began to recognize revenues as a result of its acquisition of Edge Technologies Incorporated, a Nevada corporation. Old AIQ was formed to develop and provide eBusiness application software and services for small-to-medium sized accounting software customers.

The accompanying consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2003, we incurred losses from continuing operations of $5,131,913. At December 31, 2003, we had an accumulated deficit of $28,087,957 and working capital of $870,032. Our ability to continue as a going concern is dependent on our ultimately achieving profitability and/or raising the required additional capital. If we are unable to obtain the necessary capital, we may have to cease business, since we are committed to fund an additional $300,000 in April 2004 related to the FSC Project. We believe we have enough cash to fund our operations through the end of March or April 2004.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Wits Basin Precious Minerals Inc. and our wholly owned subsidiaries, Active Hawk Minerals, LLC, Red Wing Business Systems, Inc. and Champion Business Systems, Inc. Red Wing Business Systems, Inc. and Champion Business Systems, Inc., became inactive subsidiaries after the sale of our Accounting Software Business. See Note 3 – Discontinued Operations. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

We include as cash equivalents: (a) certificates of deposit, and (b) all other investments with maturities of three months or less, which are readily convertible into known amounts of cash. We maintain our cash in high-quality financial institutions. The balances, at times, may exceed federally insured limits.

Accounts Receivable

Our exploration business model does not generate any accounts receivable. With the sale of our Hosted Solutions Business and our Accounting Software Business, all accounts receivable balances are a component of discontinued operations. See Note 3 for further details of accounts receivable..

Inventories

Our exploration business model does not require inventory. Our Hosted Solutions Business did not require maintaining any assets classified as inventories, as the services were delivered electronically. Inventories related to the discontinued Accounting Software Business consist principally of manuals for the various software modules, stocked software and shipping supplies. Inventory is recorded at the lower of cost (first-in, first-out) or market. See Note 3 – Discontinued Operations.

Property and Equipment

Property, equipment and leasehold improvements were recorded at cost. Improvements are capitalized while repairs and maintenance costs are charged to operations when incurred. Property and equipment was depreciated or amortized using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements were amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. All property and equipment is fully depreciated at December 31, 2003.

Software Development Costs

We have adopted Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Pursuant to SOP 98-1, expenditures for internal use software are expensed during the preliminary project stage. For the years ended December 31, 2003, 2002 and 2001, we expensed all initial software costs as research and development expense since costs were incurred during the preliminary project stage.

As a result of the sale of the Accounting Software Business, all capitalized software costs are reclassified in net liabilities of discontinued operations at December 31, 2002. See Note 3 – Discontinued Operations.

Goodwill

During the year ended December 31, 2001, goodwill of approximately $2,264,000, $4,059,000, $1,562,000 and $694,000 was recorded related to the acquisitions of Edge Technologies, Incorporated, Red Wing, Champion and FMS/Harvest, respectively. See Note 4 – Business Combinations.

In June 2001, the Financial Accounting Standards Board (“FASB”) adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 discontinues the amortization of recorded goodwill for fiscal years beginning after December 15, 2001. Pursuant to SFAS No. 142, goodwill will be reduced based upon an impairment analysis of the amount recorded on our books. To the extent it has been determined that the carrying value of goodwill is not recoverable and is in excess of fair value, an impairment loss will be recognized.

Goodwill, net of accumulated amortization, was $0 and $1,318,260 at December 31, 2003 and 2002, respectively. See Note 3 - Discontinued Operations. Pursuant to SFAS No. 142, we recognized and recorded an impairment charge against goodwill in the amount of $2,131,391 during the year ended December 31, 2002 related to the Accounting Software Business. Also pursuant to SFAS No. 142, we recognized and recorded an impairment charge against goodwill in the amount of $417,273 (net goodwill of $817,273 less $400,000 from proceeds of sale) during the year ended December 31, 2002 related to the sale of our Epoxy Network discussed above. The net loss would have been $6,796,504 without amortization of goodwill of $2,650,304 for the year ended December 31, 2001.

Our only component of goodwill related to the discontinued operations of the Accounting Software Business. See Note 3 - Discontinued Operations.

Other Intangibles and Acquired Software Developed

Other intangibles (included in discontinued operations, see Note 3 - Discontinued Operations), net of amortization, were $0 and $869,927 at December 31, 2003 and 2002, respectively. The intangible assets related to customer relationships, acquired software developed and non-compete agreements related to the Accounting Software Business. Included in the discontinued operations of the Accounting Software Business is amortization of acquired software developed of $53,884, $441,237 and $187,253 for the years ended December 31, 2003, 2002 and 2001, respectively. Other intangible assets were being amortized over two years on a straight-line basis. Accumulated amortization at December 31, 2003, 2002 and 2001 was $0, $1,487,321 and $308,697, respectively. In accordance with our decision to discontinue the Accounting Software Business, a loss on disposal of Accounting Software Business of $1,740,000 related to other intangibles and goodwill was recorded in December 2002. See Note 3 – Discontinued Operations.

Segment Reporting

Due to the reclassification of our Hosted Solutions Business and our Accounting Software Business into discontinued operations, we have a single operating segment. The single operating segment is that of precious minerals exploration. See Note 3 – Discontinued Operations.

Revenue Recognition and Deferred Revenue

We did derive revenues from customers of the Hosted Solution Business for online document management services for monthly access to the service and initial service configuration/implementation. Customers were invoiced at the beginning of each month for access service and revenue was recognized when invoiced. Configuration/implementation revenue was invoiced the month after the services were performed and recognized in the month invoiced. See Note 3 – Discontinued Operations.

We recognized the revenues derived from the Accounting Software Business sales after all of the following criteria had been met: there was an executed license agreement, software had been delivered to the customer, the license fee was fixed and payable within twelve months, collection was deemed probable and product returns were reasonably estimable. Revenues related to multiple element arrangements were allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value was determined based on vendor specific objective evidence. Service revenue was recognized ratably over the term of the agreement, which was typically one year. All service revenue invoiced in excess of revenue recognized was recorded as deferred revenue. At December 31, 2003 and 2002, deferred revenue was $0 and $1,774,491, respectively, as reported in the discontinued operations. See Note 3 – Discontinued Operations.

We currently do not have the ability to generate revenues in accordance with our investment in Kwagga and the FSC Project. Furthermore, we do not expect to generate revenues for the foreseeable future.

Advertising

Advertising costs are charged to expense as incurred. Advertising costs were $48,248, $154,886 and $258,929 for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in discontinued operations in the consolidated statements of operations.

Stock Based Compensation

In accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations, we use the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of our common stock at the grant date over the amount the employee must pay for the stock. Our general policy is to grant stock options and warrants at fair value at the date of grant.

We have adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also requires additional disclosures about the method of accounting for stock-based employee compensation. The amendments are effective for financial statements for fiscal years ending after December 15, 2002 and for the interim periods beginning after December 15, 2002. We have adopted the annual disclosure provision of SFAS No. 148. If we adopted the voluntary change to the fair value based method of accounting for stock-based employee compensation, the impact could have a material effect on our consolidated financial position or results of operations. We recorded compensation expense pursuant to APB Opinion No. 25 and related interpretations on options granted and due to modifications of options of $41,464, $129,488 and $678,280, for the years ended December 31, 2003, 2002 and 2001, respectively. We recorded expense related to stock based compensation issued to non-employees in accordance with SFAS No. 123. Had compensation costs for employees been recognized based upon the fair value of options at the grant date consistent with the provisions of SFAS No. 123, our results would have been as follows:

				May 1, 2003 (inception) to December 30, 2003

	Years Ended December 31,
	2003	2002	2001

Net loss:
As reported	$(5,506,923)	$(9,658,755)	$(9,446,808)	$(5,155,497)
Pro forma	$(9,207,733)	$(11,221,388)	$(13,062,595)	$(8,605,091)
Basic and diluted net loss per share:
As reported	$(0.36)	$(0.77)	$(1.15)	$(0.32)
Pro forma	$(0.60)	$(0.90)	$(1.59)	$(0.53)
Stock-based compensation
As reported	$41,464	$129,488	$678,280	$16,764
Pro forma	$3,700,810	$1,562,633	$3,615,787	$3,449,594

In determining the compensation cost of the options granted during fiscal 2003, 2002, and 2001, as specified by SFAS No. 123, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes pricing model and the weighted average assumptions used in these calculations are summarized below:

	2003	2002	2001

Risk free interest rate	4.5%	4.5%	5%
Expected life of options granted	10 years	10 years	10 years
Expected volatility range	303.9% to 313.5%	193.0%	130.0%
Expected dividend yield	0%	0%	0%

Financial Instruments

The carrying amounts for all financial instruments approximates fair value. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximated fair value because of the short maturity of these instruments. The fair value of long-term debt approximated the carrying amounts based upon our expected borrowing rate for debt with similar remaining maturities and comparable risk.

Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the periods presented. The impact of common stock equivalents has been excluded from the computation of weighted average common shares outstanding, as the net effect would be anti-dilutive for all periods presented. Total options and warrants outstanding at December 31, 2003 were 5,550,724 and 16,552,551, respectively, options and warrants outstanding at December 31, 2002 were 4,566,649 and 9,269,301, respectively, and options and warrants outstanding at December 31, 2001 were 4,055,341 and 7,779,456, respectively.

Income Taxes

We account for income taxes using the liability method to recognize deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between the financial reporting and tax bases of our assets and liabilities at currently enacted tax rates.

We have recorded a full valuation allowance against the net deferred tax asset due to the uncertainty of realizing the related benefits.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exploration Costs

Exploration costs incurred in the search for new minerals are charged to expense as incurred. Due to the early stage of our passive investment in the FSC Project, we do not qualify for capitalizing development costs at this time.

NOTE 3 – DISCONTINUED OPERATIONS

Hosted Solutions Business

In December 2001, we entered in an application service provider (“ASP”) software license agreement with Stellent, Inc., which formed the backbone to our Hosted Solutions Business (“HSB”). The ASP agreement provided us with a three-year worldwide exclusive license to be the hosted ASP solution for Stellent’s Content Management software. We agreed to pay a royalty of 20 percent of net receipts, as defined in the ASP agreement, or $500 per month per customer, whichever was greater. The minimum royalty commitments for the exclusive ASP license were as follows: $1,000,000 for year 2002, $2,000,000 for year 2003 and $3,000,000 for year 2004. The ASP agreement required a minimum royalty to be paid as follows: a credit of $500,000 from existing prepaid royalties recorded at Stellent, a payment of $500,000 was paid with the execution of the ASP agreement and two $500,000 payments were due in September and December 2002. On March 29, 2002, we prepaid the September and December payments and in consideration of the early payment, we received a five percent discount, or $50,000. Since our revenues for the year ended December 31, 2002 were below the minimum, we recognized the full amount of expense and ended the year with a balance of $975,000.

On March 14, 2003, we sold all of the assets relating to our Hosted Solutions Business for $650,000 cash, the reimbursement of transaction-related expenses incurred by us in the amount of $150,000, and the assumption of certain obligations, liabilities and employees of ours. The remaining balance of the prepaid royalties ($975,000 at December 31, 2002) was expensed and netted together with the assets and liabilities of the HSB ($109,895 at March 14, 2003) together with the cash received ($650,000) in the transaction.

Under Minnesota law, shareholder approval is required when a corporation disposes of “all or substantially all” of its assets. The assets related to the Hosted Solutions Business, which represented only 23 percent of our total assets and which generated only 11 percent of our consolidated revenues for the year ended December 31, 2002, did not constitute the sale of all or substantially all of our assets. Therefore, the transaction was not subject to shareholder approval. With the completion of this sale, we no longer operate in the online document management business.

The following are condensed consolidated statements of discontinued operations for the:

HOSTED SOLUTIONS BUSINESS

	For the Years Ended December 31,
	2003	2002	2001

Revenues	$132,455	$499,378	$462,800

Operating Expenses:
Cost of sales	35,354	588,488	191,422
Selling, general and administrative	239,871	3,471,807	6,514,829
Depreciation and amortization	8,935	144,962	1,641,875
Loss (gain) on disposal of assets	(749)	114,037	55,194
Loss on impairment of goodwill	—	417,273	—

Total operating expenses	283,411	4,738,567	8,403,320

Loss from discontinued operations	(150,956)	(4,239,189)	(7,940,520)

Other income	150,000	430,000	—
Loss on sale of prepaid royalties	(434,895)	—	—

Net loss from discontinued operations	$(435,851)	$(3,809,189)	$(7,940,520)

Assets and liabilities of the HSB consisted of the following at:

	December 31,
	2003	2002

Accounts receivable, net	$—	$35,107
Prepaid expenses	—	35,542
Property and equipment, net	—	123,505
Prepaid royalties	—	975,000

Total assets	$—	$1,169,154

Accounts payable	34,734	304,526
Accrued expenses	—	195,628

Total liabilities	$34,734	$500,154

Net assets (liabilities) of operations of discontinued
Hosted Solutions Business	$(34,734)	$669,000

Accounting Software Business

In December 2002, our Board of Directors authorized a plan to sell our Accounting Software Business (“ASB”) to key employees of that division. The ASB published traditional accounting and financial management software for small and medium sized businesses, farms and ranches throughout North America. We acquired (through the acquisition of three companies) the ASB during the year ended December 31, 2001 for the purpose of utilizing the business customer base to market other of our E-commerce products and services. The ASB consisted of two accounting software applications companies: Red Wing Business Systems, Inc. and Champion Business Systems, Inc., collectively referred to as “Red Wing.” Also, during 2002, we decided to abandon our E-commerce business after acquiring the rights to develop and market hosted online document solution products. Therefore, once we abandoned the E-commerce business model to focus on the hosted solutions business, the ASB no longer fit within our business plan.

On April 30, 2003, we completed the sale of substantially all of the assets of the ASB to two employees of that division, Kenneth Hilton and James Long. Mr. Hilton served as the President and Mr. Long served as the Chief Financial Officer, collectively as (the “Purchaser”).

The assets sold consisted primarily of all intellectual property rights, cash, accounts receivable, inventories, property and equipment, and customer contracts. The Purchaser assumed substantially all the liabilities of the ASB incurred in the ordinary course of the business consisting of trade payables, accrued expenses, debt and liabilities arising from contractual obligations related to the ongoing operations. The remaining outstanding debt (as of April 30, 2003 of $1,451,714) that was incurred during 2001 to acquire the ASB was discharged as follows: (a) cash proceeds ($752,426) from the Purchaser were used to pay 17 of the note holders a negotiated 75 percent of the remaining balance due under the terms of their promissory notes, (b) the 25 percent discount ($250,809) re-negotiated with the 17 note holders, was booked as a component of discontinued operations, and (c) the remaining seven note holders (valued at $448,479) received new promissory notes issued by the Purchaser, again which was as a component of Discontinued Operations.

The shareholders of the Company approved the sale at a special meeting on April 29, 2003.

The following are condensed consolidated statements of discontinued operations:

	For the Years Ended December 31,
	2003	2002	2001

Revenues	$1,491,059	$4,179,547	$2,248,060

Operating Expenses:
Cost of goods sold	371,971	1,267,622	403,658
Selling, general and administrative	617,417	2,528,863	1,857,510
Depreciation and amortization	63,848	1,645,646	1,519,617
Product development	231,243	359,504	52,041
Loss on impairment of goodwill	—	2,131,391	—

Total operating expenses	1,284,479	7,933,026	3,832,826

Income (loss) from discontinued operations	206,580	(3,753,479)	(1,584,766)

Interest expense	(45,366)	(248,263)	(66,273)
Loss on the sale of ASB	(99,085)	—	—
Other expense	(1,328)	(3,862)	(7,212)
Loss on disposal of ASB	—	(1,740,000)	—

Net income (loss) from discontinued operations	$60,801	$(5,745,604)	$(1,658,251)

Included in the net income from discontinued operations for the year ended December 31, 2003 was a loss on the sale of the discontinued operations of $99,085.

Assets and liabilities of the ASB consisted of the following at December 31, 2002:

Cash	$526,447
Accounts receivable, net	176,370
Inventories	46,438
Property and equipment, net	119,561
Acquired software developed, net	492,170
Goodwill, net	1,318,260
Other intangibles, net	869,927
Other assets	40,568

Total assets	$3,589,741

Accounts payable	81,064
Accrued expenses	244,360
Deferred revenue	1,774,491
Notes payable	1,582,904

Total liabilities	$3,682,819

Net liabilities of operations of discontinued
Accounting Software Business	$(93,078)

On June 6, 2001, we acquired all of the outstanding capital stock of Red Wing. In exchange for all of the outstanding shares of Red Wing’s capital stock, we issued an aggregate of 400,000 shares of our common stock and paid at closing a total of $400,000. Pursuant to the purchase agreement, we were obligated to make three additional payments of $400,000 each to the former Red Wing shareholders on December 6, 2001, June 6, 2002 and December 6, 2002, respectively. The debt was discounted using a seven percent discount rate. We timely satisfied the December 6, 2001 payment. We re-negotiated an extension of the June 6, 2002 payment with several of the former Red Wing shareholders, totaling $339,093. In connection with the re-negotiation, we paid 10 percent of the June 2002 payment (totaling $33,909) immediately in exchange for an extension of such payment until December 31, 2002. Additionally, we agreed to pay interest at the rate of 12.5 percent per annum on the unpaid balance of the June payment (monthly interest payments began July 1, 2002). The remaining former Red Wing shareholders were paid their June 2002 payment as stated in the original notes. On December 6, 2002, a notice was sent to all of the former Red Wing shareholders that we were not in the position to make the final payments due and was seeking a solution to meet our obligation. The outstanding principal balance due all former Red Wing shareholders as of December 31, 2002 was $705,186. The debt was satisfied as noted above on April 30, 2003. The notes were secured by pledge of common stock.

Two former investors of Red Wing receive monthly principal and interest payments, ranging from 7 to 8.5 percent, which were assumed by us when we acquired Red Wing. Note balances as of December 31, 2002 were $10,277 and $41,109, respectively. The debt was satisfied as noted above on April 30, 2003. The notes were unsecured.

On September 18, 2001, we acquired Champion in a merger transaction. As consideration for the merger, (a) we paid at closing an aggregate of approximately $512,000 in cash to the former Champion shareholders, (b) issued 299,184 shares of our common stock, and (c) issued promissory notes. The promissory notes were discounted using a seven percent discount rate. The notes were payable in equal installments of $256,164 on January 18, May 18, September 18, 2002, and January 18, 2003. The January 18, 2002 payment was paid timely. In May 2002, we re-negotiated an extension of the May payment with several of the note holders until December 31, 2002, in the amount of $159,041. In exchange for the extension, we paid 10 percent of the amount owed to such note holders and agreed to pay monthly interest at the rate of 12.5 percent per annum on the unpaid balance of the notes. All remaining former Champion shareholders were paid their May 2002 payment as stated in the original notes. In September 2002, we renegotiated an extension of the September payment with several of the note holders until December 15, 2002, in the amount of $159,041. In exchange for the extension, we paid 25 percent of the amount owed to such note holders and agreed to pay monthly interest at the rate of 12.5 percent per annum on the unpaid balance of the notes. As consideration for their agreeing to another deferral, each such note holder received one warrant for every dollar deferred until December 15, 2002. We issued five-year warrants to purchase 119,285 shares of our common stock at an exercise price of $1.00 per share. All remaining former Champion shareholders were paid their September 2002 payment as stated in the original notes. On December 6, 2002, a notice was sent to all of the former Champion shareholders that we were not in the position to make the final payments due and was seeking a solution to meet our obligation. The outstanding principal balance due all former Champion shareholders as of December 31, 2002 was $674,077. The debt was satisfied as noted above on April 30, 2003. The notes were secured by a pledge of common stock.

On October 10, 2001, we acquired FMS/Harvest. Effective December 31, 2001, we merged FMS/Harvest with and into Red Wing. In consideration for the purchase, we paid $300,000 in cash at closing, issued promissory notes in the total amount of $300,000, and issued 250,000 shares of our common stock. The promissory notes were originally payable in May 2002. In May 2002, we re-negotiated an extension of the due date with all former shareholders of FMS/Harvest. In consideration for extending the due date until December 15, 2002, we paid 10 percent of the May payment totaling $30,000 in satisfaction of the notes and agreed to (a) pay interest at the rate of 12.5 percent on the unpaid balance, (b) until July 12, 2002, allow the note holders to convert any or all of the unpaid balance of the notes into shares of our common stock at a price equal to 90 percent of the average closing sales price for the 5 days preceding conversion, and (c) release such shareholders from their lock-up agreements relating to the shares issued in the acquisition. In June 2002, three of the FMS/Harvest shareholders converted $117,745 of principal and $1,013 of interest into 151,669 shares of common stock at $0.783 per share. On December 6, 2002, a notice was sent to all of the former FMS/Harvest shareholders that we were not in the position to make the final payments due and was seeking a solution to meet our obligation. The outstanding principal balance due all FMS/Harvest shareholders as of December 31, 2002 was $152,255 and was unsecured. The debt was satisfied as noted above on April 30, 2003.

Components of goodwill and other intangibles (which are included in the net assets (liabilities) of operations of discontinued accounting software business) are as follows:

	December 31, 2002
	Gross
	Carrying	Accumulated
	Amount	Amortization

Intangible assets subject to amortization
Customer lists	$1,737,248	$1,096,128
Non-compete agreements	620,000	391,193

	2,357,248	1,487,321
Intangible assets not subject to amortization
Goodwill	$5,618,564	$4,300,304

The changes in the carrying value of goodwill for the years ended December 31, 2003 and 2002 are as follows:

Balance of goodwill (less accumulated amortization) as of December 31, 2001	$5,916,924
Second quarter impairment loss recorded June 30, 2002	(2,131,391)
Sale of Epoxy Network technology asset in August 2002	(817,273)
Loss on discontinued ASB	(1,650,000)

Balance as of December 31, 2002	$1,318,260
Sale of the ASB asset in April 2003	(1,318,260)

Balance as of December 31, 2003	$—

NOTE 4 - BUSINESS COMBINATIONS

PRE JULY 1, 2001 COMBINATIONS

EDGE TECHNOLOGIES, INC.

On January 16, 2001, Old AIQ completed its merger with privately held Edge Technologies, Incorporated (“Edge”), the creator of a fully integrated eBusiness website service called Account Wizard, which was subsequently branded as part of the Epoxy Network. The merger was accounted for under the purchase method of accounting with the operations of Edge included in the Old AIQ consolidation as of that date.

The former stockholders of Edge received $300,000 in cash and 325,000 shares of our common stock.

Terms of the merger agreement required an additional cash payment and issuance of stock upon a capital raising event. With the completion of the Meteor Industries, Inc. merger on April 30, 2001, the former stockholders of Edge received the final consideration as specified in the merger agreement of 225,000 shares of our common stock on April 30, 2001, and $400,000 in cash on May 2, 2001, in settlement of the earn-out provisions.

With closing costs, the total consideration plus the fair value of the net liabilities assumed was approximately $2,264,000, consisting primarily of goodwill. (See the table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

METEOR INDUSTRIES, INC. – OLD AIQ MERGER TRANSACTION

On April 30, 2001, Old AIQ completed its merger with Meteor Industries, Inc. Pursuant to an Agreement and Plan of Merger dated as of January 11, 2001, as amended April 27, 2001 (the “Merger Agreement”), by and among Meteor Industries, Inc. (“Meteor”), activeIQ Technologies Inc., a Minnesota corporation (“Old AIQ”) and MI Merger, Inc., a Minnesota corporation and a wholly owned subsidiary of Meteor (“Merger Sub”), Old AIQ merged with and into Merger Sub (the “Merger”). The surviving corporation in the Merger was renamed “AIQ, Inc.” In addition, immediately prior to the Merger, Meteor was reincorporated under Minnesota law by merging with a wholly owned subsidiary (the “Re-incorporation Merger”) and was subsequently renamed Active IQ Technologies, Inc. Meteor’s shareholders approved both the Merger and the Re-incorporation Merger on March 27, 2001, and both transactions became effective on April 30, 2001 resulting in AIQ, Inc. becoming a wholly owned subsidiary of Active IQ Technologies, Inc. Since Meteor had only monetary assets and no operations, the merger was accounted for as the issuance of stock by Old AIQ in exchange for monetary assets of Meteor.

Pursuant to the Merger Agreement, in exchange for their shares of Old AIQ common stock, each shareholder of Old AIQ common stock received one share of Meteor’s common stock (after giving effect to the Re-incorporation Merger). At the time of the Merger there were 4,385,911 shares of common stock of Old AIQ outstanding, (excluding 400,000 shares held by Meteor, which were cancelled upon the effective time of the Merger). In addition to receiving shares of Meteor’s common stock, each of the former Old AIQ shareholders was entitled to receive a warrant to purchase two shares of Meteor’s common stock for every three shares of Old AIQ common stock held by such shareholder. The warrants, which expire on April 30, 2006, are exercisable at a price of $5.50 share upon notice to the holders thereof after the closing price of Meteor’s common stock (as quoted on the OTCBB) has averaged $7.50 for 14 consecutive days. (See the table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

RED WING BUSINESS SYSTEMS, INC.

In June 2001, we completed our acquisition of Red Wing Business Systems, Inc. (“Red Wing”), a Minnesota corporation. Red Wing, which operated as a wholly owned subsidiary of ours, produced and sold accounting and financial management software for small and medium-sized businesses, farm and agricultural producers. Pursuant to a Stock Purchase Agreement (the “Agreement”) dated June 6, 2001, we purchased all of the outstanding capital stock from the shareholders of Red Wing (the “Sellers”). The acquisition of Red Wing was accounted for under the purchase method of accounting.

The Sellers received an aggregate of 400,000 shares of our common stock and cash in the aggregate of $1,600,000, of which $400,000 was delivered at the closing. Under the Agreement, we had an obligation to pay the remaining $1,200,000 of cash in three future payments of $400,000 due on the 6-, 12- and 18-month anniversaries of the closing date. As of December 31, 2002, the balance due to the former Red Wing shareholders was $705,186, which we satisfied upon the sale that occurred April 30, 2003. See Note 3 –Discontinued Operations.

With closing costs, the total consideration plus the fair value of the net liabilities assumed was approximately $4,724,000, consisting primarily of goodwill and other intangibles. The other intangibles acquired consisted of acquired software developed. (See the table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

POST JUNE 30, 2001 COMBINATIONS

CHAMPION BUSINESS SYSTEMS, INC.

In September 2001, we completed our merger with privately held Champion Business Systems, Inc. (“Champion”), a Colorado corporation. Champion, which operated as a wholly owned subsidiary of ours, produced and sold accounting and financial management software for small and medium-sized businesses. The merger was accounted for under the purchase method of accounting with the operations of Champion included in our consolidated financial statements as of that date.

The former shareholders of Champion were divided into two groups: Minority Shareholders and Majority Shareholders. At closing, the Majority Shareholders received an aggregate of 299,185 shares of our common stock and all former Champion shareholders received their pro rata share of a $512,328 cash payment. Terms of the merger agreement required additional cash payments of $1,000,000 payable in 4 equal installments, each due on the 4, 8, 12 and 16-month anniversaries. We granted a security interest in the newly acquired shares of Champion to the former Champion shareholders pursuant to a pledge agreement dated as of September 14, 2001. As of December 31, 2002, the balance due to the former Champion shareholders was $674,077, which we satisfied upon the sale that occurred April 30, 2003. See Note 3 – Discontinued Operations.

With closing costs, the total consideration plus the fair value of the net liabilities assumed was approximately $3,692,000, consisting primarily of goodwill and other intangibles.

The primary reason for the acquisition of Champion was to expand our software and service support customer base and business. The factors contributing to goodwill were principally based on our belief that synergies would be generated through the combining of our other software and service support with Champion’s accounting packages. The total purchase included common stock issued of 299,185 valued at $4.89 per share, the average of the closing bid and ask price of our common stock 10 trading days before September 18, 2001 (the effective date of the acquisition of Champion). Furthermore, we did not issue any options or warrants in conjunction with the Champion acquisition.

We recorded goodwill and other intangibles allocated to customer relationships, non-compete agreements and acquired software developed of approximately $1,318,700, $200,000 and $495,000, respectively. (See table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

FMS MARKETING, INC.

On October 10, 2001, we acquired all of the outstanding capital stock of FMS Marketing, Inc., a New Lennox, Illinois accounting software provider doing business as “FMS/Harvest.” Like Red Wing, FMS/Harvest also serves users primarily in the agricultural and farming industries. In consideration for the purchase, we paid approximately $300,000 in cash at closing; issued 6-month promissory notes in the total amount of $300,000; and issued 250,000 shares of our common stock. The common stock was valued at $3.02 per share, the average of the closing bid and ask price of our common stock 10 trading days before October 10, 2001 (the effective date of acquisition). The primary reason for the acquisition of FMS/Harvest was to continue expanding our software and service support customer base and business. The factors contributing to goodwill were principally based on our belief that synergies would be generated through the combining of our other software and service support with FMS/Harvest’s accounting packages.

We recorded approximately $694,000 as goodwill and approximately $418,000 and $420,000 as other intangibles allocated to customer relationships and non-compete agreements, respectively. (See table below for a condensed balance sheet summarizing the amounts assigned to assets acquired and liabilities assumed at the date of combination.)

Effective December 31, 2001, we merged FMS/Harvest with and into Red Wing.

Following are condensed balance sheets summarizing the amounts assigned to the assets acquired and liabilities assumed at the various dates of acquisition:

	Edge	Meteor	Red Wing	Champion	FMS/Harvest

Current assets	$—	$3,538,000	$171,000	$91,000	$11,000
Property and equipment	—	—	58,000	25,000	2,000
Note receivable	—	500,000	—	—	—
Acquired software developed	—	—	436,000	495,000	—
Goodwill	2,264,000	—	4,059,000	1,562,000	694,000
Other intangible assets	—	—	—	1,519,000	838,000

Total assets	$2,264,000	$4,038,000	$4,724,000	$3,692,000	$1,545,000

Current liabilities	$—	$—	$1,257,000	$709,000	$136,000
Note payable-former shareholders	—	—	1,122,000	956,000	290,000
Due to Active IQ Technologies	2,264,000	—	2,200,000	1,964,000	1,066,000
Long-term debt	—	—	145,000	63,000	53,000
Shareholders’ equity	—	4,038,000	—	—	—

Total liabilities and
shareholders’ equity	$2,264,000	$4,038,000	$4,724,000	$3,692,000	$1,545,000

The assets and liabilities assigned to the acquisitions are included in net assets of operations of discontinued accounting software business at December 31, 2001. The accompanying unaudited pro forma condensed results of operations for the year ended December 31, 2001 give effect to the acquisitions of Meteor, Edge, Red Wing, Champion, and FMS/Harvest as if such transactions had occurred on January 1, 2001. The unaudited pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company’s results of future operations:

Pro Forma for the Year Ended December 31, 2001
Revenues	$5,382,906
Loss from operations	(9,491,914)

Net loss	$(9,413,688)

Basic and diluted net loss per common share	$(1.15)

NOTE 5 – PREPAID EXPENSES

In 2003, we issued warrants to provide consulting services to us in connection with marketing and public relations over a period of two years. In exchange for these services to be rendered, we issued 150,000 five-year warrants exercisable at $.60 per share. We recorded the prepaid consulting fee using the Black-Scholes pricing model since this was more readily measurable than the value of the services to be rendered. The amount recorded was $155,000 and is being amortized over a period of two years beginning in November 2003.

In 2003, we issued to Windsor Capital Corporation 500,000 shares of our common stock to provide consulting fees in connection with marketing and public relations over a period of two years. We recorded the prepaid consulting based on the closing price of our stock on the OTCBB since this was more readily measurable than the value of the services to be rendered. The amount recorded was $230,000 and is being amortized over a period of two years beginning in November 2003.

Components of prepaid expenses are as follows:

	December 31,
	2003	2002

Prepaid consulting fees	$352,917	$—
Other prepaid expenses	259,860	35,542

	$612,777	$35,542

NOTE 6 - NOTE RECEIVABLE

We completed our merger with Old AIQ on April 30, 2001 and entered into a note receivable in the amount of $500,000. The note was secured by a stock pledge dated April 27, 2001, pledging 1,500,000 shares of common stock of Capco Energy, Inc. The note receivable accrued interest at 10 percent per annum. We received the remaining principal balance plus accrued interest in May 2002.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2003	2002

Furniture	$—	$40,845
Equipment	—	121,333
Software	—	64,056
Less-accumulated depreciation and amortization	—	(102,729)

Net property and equipment	$—	$123,505

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $8,935, $144,962 and $185,520, respectively. During the year ended December 31, 2003, all fully depreciated assets were written off.

NOTE 8 – ACTIVE HAWK MINERALS, LLC

In June 2003, we entered into a Joint Venture and Joint Contribution Agreement, and a Member Control Agreement (collectively “Joint Agreement”) with Hawk USA. By the terms of the Joint Agreement, a limited liability company was formed (named Active Hawk Minerals, LLC) in which both parties would make their contributions. Hawk USA contributed its rights and interests in the FSC and Holdsworth Projects, which we valued at $2,100,000. We contributed 3,750,000 shares of our common stock and assumed the liability to make an initial $2,100,000 cash payment to Kwagga. As of December 31, 2003, we have advanced $1,800,000 to Kwagga, which is being used to fund a 5 to 7 drillhole exploration program on the FSC Project that commenced in October 2003. We are obligated to advance an additional $300,000 by April 30, 2004.

Once Kwagga has spent our aggregate $2,100,000 contribution, we will receive such number of shares of Kwagga’s capital stock representing a 35 percent ownership position. Once the current exploration activities being conducted on the FSC Project are complete, estimated to take approximately 24 months, AfriOre and Kwagga will deliver to us a report describing the results of these activities. Within 120 days of our receipt of that report, we have the option to increase our ownership position in Kwagga to 50 percent in exchange for a further contribution of $1,400,000. If we choose not to make this additional investment, then we would continue to own the shares representing our 35 percent interest, but we would no longer have any rights to increase our participation and would be subject to dilution resulting from any additional investment in Kwagga. If we fail to make any advances by the prescribed due date, Kwagga has specific rights to terminate our interests. Furthermore, should Kwagga fail to complete the entire drillhole program, we could realize a complete loss of the funds advanced to Kwagga.

Regardless of the percentage we ultimately own of Kwagga, we will be a passive investor, since we do not have any rights to direct the drilling efforts being preformed in the FSC Project.

Prepaid Exploration Expenses

Our prepaid exploration expenses are components based on the distributions made by us to Kwagga and further advanced to AfriOre to fund the drillhole program of the FSC Project. Of the $1,800,000 already advanced to Kwagga, $1,300,000 remains in their cash reserves at December 31, 2003. Each quarter, Kwagga will provide us with a report of the remaining value held in reserve.

Exploration Intangibles, net

The issuance of 3,750,000 shares of our common stock to Hawk USA, as described above (valued at $0.73 per share, based on the closing sale price of our common stock on June 26, 2003 as listed on the OTCBB) represented an issuance of 28.2 percent of our total issued and outstanding common stock of 13,307,181 shares. The issuance of the 3,750,000 shares of common stock to Hawk USA (value of $2,737,500 – see Note 14) was expensed as stock issued for consideration of exploration rights in the consolidated statement of operations during the year ended December 31, 2003.

Additionally, as specified in the Joint Agreement, we obtained a “Buyout Option” in which we could acquire Hawk USA’s 50 percent interest in Active Hawk Minerals, LLC, by issuing Hawk USA 2,500,000 shares of our common stock. On November 7, 2003, we exercised the option and issued the common stock (valued at $0.94 per share, based on the closing sale price of our common stock on November 7, 2003 as listed on the OTCBB), which represented an issuance of 9.0 percent of our total issued and outstanding common stock of 27,797,181 shares. Active Hawk Minerals, LLC is now our wholly owned subsidiary. The issuance of the 2,500,000 shares of common stock to Hawk USA (net value of $400,000 – see Note 14) was expensed as stock issued for consideration of exploration rights in the consolidated statement of operations during the year ended December 31, 2003.

We believe that the closing price of our common stock, as quoted on the OTCBB, is the most appropriate method to fairly report the market value of our common stock at those dates.

Based on the contributions by Hawk USA in Active Hawk Minerals, LLC in exchange for a 50 percent interest, we valued the exploration agreements based on the fair value of all the components contributed by Hawk USA (i.e. the FSC Project and the Holdsworth Project). The fair value assigned to the Holdsworth Project was determined by management to be $150,000 with the balance of $2,032,889 assigned to the FSC Project. Based on the information received regarding the mining rights to the Holdsworth Project and the potential that exists to warrant further exploration of the FSC Project by AfriOre on behalf of Active Hawk Minerals, LLC, we believe capitalization of the intangible assets is appropriate. Our board of directors approved the Joint Agreement based on the belief that the shares exchanged for the ownership in Active Hawk Minerals, LLC (which at December 31, 2003 we own 100%) was appropriate consideration for the estimated fair value of the rights and interests in the FSC and Holdsworth Projects.

We issued an option to purchase 100,000 shares of common stock with an exercise price of $0.40 per share to one of our former directors for the consulting services rendered to complete this transaction. The option was valued at $55,000 using the Black-Scholes pricing model.

Components of exploration intangibles are as followings:

	December 31,
	2003	2002

Total value of consideration contributed by Hawk USA	$2,100,000	$ —
Issuance of option to former director	55,000	—
Joint Agreement costs	27,889	—

Balance at December 31, 2003 of Active Hawk	2,182,889	—
Accumulated amortization at December 31, 2003	(538,210)	—

Exploration intangibles, net	$1,644,679	$ —

In October 2003, supported by funding provided by us, AfriOre commissioned the first range-finding drillhole of an initial three range-finding drillhole program at the FSC Project. The initial program, which is expected to be completed by mid 2004, is anticipated to include a total of approximately 6,200 meters of drilling and is aimed at establishing the presence of stratigraphic units related to Witwatersrand gold deposits in the depth range of 1,200 meters to 1,500 meters below surface. Therefore, we began to amortize the FSC Project value over the estimated exploration timeframe of 24 months in October 2003. We will continue to evaluate the amortized net intangible asset and record an impairment in the future pursuant to SFAS No. 144, if necessary.

Until such time as a qualified operator is identified and we obtain the funds necessary to proceed with further exploration, we do not intend to spend any resources on this project.

For the year ended December 31, 2003, we recorded $538,210 for amortization of exploration intangibles. We estimate the exploration intangible amortization expense will be approximately $1,136,500 and $508,000 for the years ending December 31, 2004 and 2005, respectively. The fair value of $150,000 assigned to the Holdsworth Project is being amortized over the estimated useful life of 15 months commencing October 1, 2003.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

Currently, we have no leases for land, buildings or equipment. Our only obligation is a $1,500 month-to-month office rental. Total rent expense under operating leases for the years ended December 31, 2003, 2002 and 2001, was $46,018, $479,724 and $400,635, respectively. We have paid a total rent expense for the years ended December 31, 2003, 2002 and 2001, in the amount of $19,000, $0 and $0, respectively, for our executive offices to a company whose sole director is a former director and significant shareholder.

As conditions of the sale of the Accounting Software Business and the Hosted Solutions Business, we have been released from all prior commitments regarding operating leases.

NOTE 10 - RELATED PARTY TRANSACTIONS

In December 2000, Old AIQ entered into a subscription receivable for the purchase of 100,000 shares of common stock at a price of $2.75 per share with Mr. Eibensteiner, who was then a director of the Company. On July 30, 2001, Mr. Eibensteiner delivered to us a cash payment in the amount of $75,000 and a two-month promissory note in the principal amount of $200,000. In April 2002, the receivable was paid in full.

On March 29, 2002, we borrowed $450,000 from Blake Capital Partners, LLC, an entity wholly owned by Mr. Mills, a shareholder and former director. The loan was evidenced by a 90-day promissory note and accrued interest at the rate of seven percent annually. In connection with the loan, we also issued to Blake Capital Partners, LLC a five-year warrant to purchase 25,000 shares of common stock at a price of $3.00 per share. The proceeds received were allocated to the fair value of the securities issued (debt and warrant issued). On May 30, 2002, we allowed Blake Capital Partners to convert $150,000 of outstanding principal under the note into 200,000 shares of common stock. We satisfied the remaining outstanding principal and accrued interest in full on June 10, 2002. We also recorded an $80,000 interest charge to reflect the difference between the market value of the shares issued and the remaining outstanding debt.

On May 27, 2002, we sold 500,000 shares of our common stock in a private placement to Boston Financial Partners, Inc., at a price of $0.75 per share, for total proceeds of $375,000 (we received $350,000 in cash and recorded a stock subscription receivable of $25,000). As consideration for its purchase of such shares, Boston Financial Partners also received a warrant to purchase an additional 500,000 shares of our common stock at an exercise price of $1.00 per share, and we further agreed to reduce to $1.00 the exercise price on all other warrants to purchase shares of our common stock held by Boston Financial Partners and its affiliates. Such warrants represent the right to purchase 1 million shares of common stock and had exercise prices ranging from $5.50 to $7.50 per share. We recorded an expense of $343,390 (related to the reduction of price of the 1 million warrants) using the Black-Scholes pricing model. Prior to this private placement, Boston Financial Partners beneficially owned more than five percent of our common stock. In December 2002, we finalized an amendment to the agreement and canceled the $25,000 stock subscription receivable.

On May 31, 2002, we sold to two investors in a private placement an aggregate of 800,000 shares of our common stock at a price of $0.75 per share for total proceeds of $600,000. In connection with the sale of these shares, we also issued to the investors five-year warrants to purchase an aggregate of 800,000 shares of our common stock at an exercise price of $1.25 per share. The warrants may be redeemed by us any time after January 30, 2003 and following a period of at least 30 business days in which our common stock trades at $2.50 per share or more. The redemption price is equal to $.01 per warrant share. Proceeds were allocated to the fair value of the securities issued (common stock and warrant). One of the investors was Wyncrest Capital, Inc., a wholly owned affiliate of Ronald E. Eibensteiner, who was then a director of ours. Wyncrest Capital acquired half of the shares and warrants issued in this private placement. In conjunction with this transaction, we also issued an additional 50,000 warrants in September 2002 to Mr. Eibensteiner as consideration for the placement. Furthermore, we lease our executive offices from a company in which Mr. Eibensteiner is the sole director.

In October 2003, in exchange for financial advisory services related to equity raising activities, we paid to Blake Capital Partners, LLC $52,000 in cash and issued a four-year warrant to purchase an aggregate of 208,000 shares of our common stock at an exercise price of $0.50.

In October 2003, in exchange for financial advisory services related to equity raising activities, we paid to Boston Financial Partners, Inc., $300,000 in cash and issued a four-year warrant to purchase an aggregate of 538,000 shares of our common stock at an exercise price of $0.50.

In November 2003, we engaged Boston Financial Partners, Inc. to provide consulting services to us in connection with evaluating our business model, evaluating and, if necessary, modifying our investor relations plans, introducing us to potential investors and identifying for us mineral exploration investment or acquisition opportunities. In exchange for these services rendered, we issued to Boston Financial Partners a two-year warrant to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $0.62.

NOTE 11 - SHAREHOLDERS’ EQUITY

Common Stock Issuances

During February 2002, all 365,000 shares of Series B Convertible Preferred Stock were converted into units, each unit consisting of one share of common stock and one warrant to purchase common stock. The warrants issued as part of the units converted are exercisable until May 15, 2005, at an exercise price of $2.50 per share.

On March 14, 2002, we issued a warrant to purchase 54,000 shares of common stock at $5.50 per share to an underwriter who exercised a warrant for which he was entitled to receive 54,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock. The original warrant had an exercise price of $6.875 and was re-priced to $2.00 per share, providing net proceeds of $108,000. We recorded an expense of $61,020 related to the re-pricing of the warrant using the Black-Scholes pricing model. The new warrant expires on April 30, 2006.

In connection with our October 2001 acquisition of FMS Marketing, Inc., we were required to pay to the 4 former shareholders of FMS/Harvest an aggregate of $300,000 by May 10, 2002 pursuant to the terms of certain promissory notes. In May 2002, we re-negotiated the terms of those notes in order to provide that we would immediately pay an aggregate of $30,000 and the remaining $270,000 would be payable by December 15, 2002, with interest accruing at the rate of 12.5 percent per annum. In addition, the renegotiated notes allowed the former FMS/Harvest shareholders to convert the outstanding balance into shares of our common stock until July 12, 2002 at a price equal to 90 percent of the average closing sales price for the 5 days preceding conversion. On April 10, 2002, three of the former FMS/Harvest shareholders exercised the conversion option with respect to their notes, converting an aggregate of $118,758 of outstanding principal and interest into 151,669 shares of our common stock (at a conversion price of $0.783 per share, the fair value of the common stock on that date).

See Note 10 -- Related-Party Transactions, for other issuances of common stock during the year ended December 31, 2002.

During the year ended December 31, 2002, we received proceeds of $12,830 from the exercise of 4,000 options.

On January 6, 2003, we entered into a severance agreement with D. Bradly Olah, our then Chief Executive Officer, effective December 31, 2002. The agreement allowed for the payment of Mr. Olah’s base salary through May 31, 2003, payment of health and other insurance benefits through December 31, 2003 and the extension until December 31, 2007 to exercise options issued in July 2000. In exchange, Mr. Olah resigned as Chief Executive Officer and released us from all claims, including a release from his employment agreement dated May 1, 2001 (amended January 1, 2002). In addition, we exercised our right to a non-cash repurchase of 500,000 shares of common shares issued to Mr. Olah on January 14, 2002 in exchange for the cancellation of his stock subscription receivable to us.

On February 26, 2003, Mr. Olah agreed to exchange the remaining unpaid base salary and benefits per the January 6, 2003 severance agreement, totaling $56,529, into 292,500 common shares of the Company at a rate of $0.20 per share.

In May 2003, we issued 250,000 shares of our common stock to a law firm, in exchange for amounts due them for services rendered totaling $54,645, which we had previously recorded as accounts payable.

In June 2003, we issued 3,750,000 shares of our common stock valued at $0.73 per share. See Note 8 –Active Hawk Minerals, LLC.

In October 2003, a former director exercised 50,000 director stock options and we received proceeds of $17,500.

In October 2003, we completed a private placement of 10,190,000 units of our securities, each unit consisting of one share of common stock and a one-year warrant to purchase one-half of one share of common stock at a price of $0.75 per share. The units were sold at a price of $0.25 per unit, resulting in gross proceeds of $2,547,500 before agent commissions and other offering related expenses. We agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased in the private placement. In the event such registration statement is not declared effective by the Securities and Exchange Commission by February 11, 2004, we are obligated to issue to the investors an additional one-fifth of one share of our common stock for each unit purchased in the private placement. See Note 16 –Subsequent Events.

In November 2003, we issued 2,500,000 shares of our common stock valued at $0.94 per share as payment for the exercise of our option to purchase the 50 percent interest held by Hawk USA in Active Hawk. See Note 8 – Active Hawk Minerals, LLC.

In November 2003, we issued 500,000 shares of our common stock to a consultant for services to be rendered. The common shares were valued at $230,000 and the prepaid services will be amortized over two years. See Note 5 – Prepaid Expenses.

Option Grants

During the year ended December 31, 2003, we granted 3,392,500 options to purchase common stock at prices ranging from $0.20 to $0.65 per share. Generally, all options were granted with exercise prices equal to the fair market value of our common stock on the date of grant.

The total amount of compensation expense recorded, pursuant to APB 25 and related interpretations, for the years ended December 31, 2003, 2002 and 2001 was $138,264 (including $96,800 related to variable plan accounting) $129,488 and $678,281, respectively. Following is a roll forward of the deferred compensation account:

Balance at December 31, 2000	$172,813
Additions	817,169
Compensation expense	(678,281)

Balance at December 31, 2001	311,701
Additions	—
Compensation expense	(129,488)

Balance at December 31, 2002	182,213
Cancellation of un-vested option	(140,749)
Compensation expense	(41,464)

Balance at December 31, 2003	$—

Warrant Grants

During March 2002, we issued a warrant to purchase 54,000 shares of common stock at $5.50 per share to an underwriter who exercised a warrant for which he was entitled to receive 54,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock. The original warrant had an exercise price of $6.875 and was re-priced to $2.00 per share. We recorded an expense of $61,020 related to the re-pricing of the warrant using the Black-Scholes pricing model. The newly issued warrant expires on April 30, 2006.

Also in March 2002, we issued a five-year warrant to purchase 25,000 shares of common stock at $3.00 per share in conjunction with a loan from a director. We allocated $33,750 of the proceeds as the value of the warrants issued using the Black-Scholes pricing model.

On May 27, 2002, we sold 500,000 shares of our common stock in a private placement to Boston Financial Partners, Inc., at a price of $0.75 per share. As consideration for its purchase of such shares, Boston Financial Partners also received a warrant to purchase an additional 500,000 shares of our common stock at an exercise price of $1.00 per share, and we further agreed to reduce to $1.00 the exercise price on all other warrants to purchase shares of our common stock held by Boston Financial Partners and its affiliates. Such warrants represent the right to purchase one million shares of common stock and had exercise prices ranging from $5.50 to $7.50 per share. We recorded an expense of $343,390 (related to the reduction of price of the one million warrants) using the Black-Scholes pricing model.

On May 31, 2002, we sold to two investors in a private placement an aggregate of 800,000 shares of our common stock at a price of $0.75 per share for total proceeds of $600,000. In connection with the sale of these shares, we also issued to the investors five-year warrants to purchase an aggregate of 800,000 shares of common stock at an exercise price of $1.25 per share. The warrants may be redeemed by us any time after January 30, 2003 and following a period of at least 30 business days in which our common stock trades at $2.50 per share or more. The redemption price is equal to $.01 per warrant share. One of the investors was Wyncrest Capital, Inc., a wholly owned affiliate of Ronald E. Eibensteiner, who was then a director of ours. Wyncrest Capital acquired half of the shares and warrants issued in this private placement. In conjunction with this transaction, we also issued a warrant to purchase 50,000 shares of common stock in September 2002 to Ronald E. Eibensteiner as consideration for the placement. This warrant has a term of 5 years and is exercisable at a price of $1.00 per share.

On June 21, 2002, the Company issued 15,060 warrants to purchase common stock at $0.83, to a vendor in exchange for services completed. The warrants were valued using the Black-Scholes pricing model.

On September 18, 2001, we acquired Champion Business Systems, Inc. in a merger transaction. As consideration for the merger, (a) we paid at closing an aggregate of approximately $512,000 in cash to the former Champion shareholders, (b) issued 299,184 shares of our common stock, and (c) issued promissory notes in the aggregate amount of approximately $1,000,000. We are recording an imputed interest expense of seven percent per annum. The notes are payable in equal installments of $256,164 on January 18, May 18, September 18, 2002, and January 18, 2003. In September 2002 several of the note holders re-negotiated an extension of the September payment until December 15, 2002, in the amount of $159,041. In exchange for the extension, we paid 25 percent of the amount owed to such note holders and agreed to pay monthly interest at the rate of 12.5 percent per annum on the unpaid balance of the notes. As consideration for their agreeing to another deferral, each such note holder also received one common stock purchase warrant for every dollar deferred until December 15, 2002. We issued warrants to purchase an aggregate of 119,285 shares of our common stock to nine persons. The warrants have a term of 5 years and have an exercise price of $1.00 per share. The value of these warrants totaled $82,199, using a Black-Scholes pricing model and a non-cash interest expense was charged ratably through December 15, 2002.

In October 2003, we issued 5,095,000 one-year warrants to purchase common stock at a price of $0.75 per share, in connection with our private placement of 10,190,000 units. Additionally, we issued 256,000 four-year warrants to purchase common stock at a price of $0.50 per share, as compensation for placement agent services rendered in connection with our private placement.

In November 2003, we issued a 250,000 five-year warrant to purchase common stock at $0.60 per share and a 50,000 two-year warrant to purchase common stock at $0.62 per share, all for services rendered.

For warrants issued to non-employees in exchange for services, we account for such warrants in accordance with Emerging Issues Task Force (EITF) Issue No. 96-18. We value the fair value of the equity instrument using the Black-Scholes pricing model unless the value of the services is more reliably measurable. We recorded expense related to warrants issued in the amount of $644,916, $612,859 and $1,436,393 for the years ended December 31, 2003, 2002 and 2001, respectively.

The following assumptions were used to value the fair value of warrants given during the years 2003, 2002 and 2001 for which the fair value of the services were not more reliably measurable: dividend yield of 0%, risk-free interest rate of 4 to 6%, expected life equal to the contractual life of five years and volatility of 74% to 313%.

Information regarding our warrants is summarized below:

Number	Weighted Average Exercise Price	Range of Exercise Price

Outstanding at December 31, 2000	150,694	$3.24	$1.00-$60.00
Granted-including warrants previously
issued by Meteor before the merger	7,726,122	5.32	2.50-7.50
Cancelled or expired	(74,678)	3.81	1.00- 37.50
Exercised	(22,682)	1.00	1.00

Outstanding at December 31, 2001	7,779,456	$5.28	$1.00-$60.00
Granted	1,563,345	1.21	1.00-5.00
Re-priced grants	1,054,000	1.06	1.00-2.00
Cancelled or expired	(19,500)	3.86	2.43 -6.87
Re-priced cancellations	(1,054,000)	5.61	5.50 -7.50
Exercised	(54,000)	2.00	2.00

Outstanding at December 31, 2002	9,269,301	$4.05	$1.00	-$	60.00
Granted	7,397,000	0.69	0.50 – 0.75
Cancelled or expired	(113,750)	2.90	2.90
Exercised	—	—	—

Outstanding at December 31, 2003	16,552,551	$2.56	$0.50 - $60.00

Warrants exercisable at December 31, 2003	16,552,551	$2.56	$0.50 - $60.00

The weighted average fair value of warrants granted was $0.65 in 2003, $0.65 in 2002 and $1.41 in 2001.

Stock Subscription Receivable

In December 2000, we entered into a subscription receivable for the purchase of 100,000 shares of common stock at a price of $2.75 per share with a director of the Company. In April 2002, the receivable was paid.

On January 1, 2002, we amended the employment agreement with D. Bradly Olah. Following the amendment of his employment agreement, Mr. Olah was awarded an option to purchase an additional 500,000 shares at $4.00 per share. On January 14, 2002, Mr. Olah exercised his right to acquire all 500,000 shares subject to the option, though none had yet vested, by delivering a promissory note to us in the amount of $2,000,000 and pledging all 500,000 shares acquired as security for the repayment of the note, all in accordance with the terms of the option agreement.

On January 6, 2003, we entered into a severance agreement with D. Bradly Olah, our then Chief Executive Officer, effective December 31, 2002. The agreement allowed for the payment of Mr. Olah’s base salary through May 31, 2003, payment of health and other insurance benefits through December 31, 2003 and the extension until December 31, 2007 to exercise options issued in July 2000. In exchange, Mr. Olah resigned as Chief Executive Officer and released us from all claims, including a release from his employment agreement dated May 1, 2001 (amended January 1, 2002). In addition, we exercised our right to a non-cash repurchase of 500,000 shares of common shares issued to Mr. Olah on January 14, 2002 in exchange for the cancellation of his stock subscription receivable to us.

Stock Option Plans

The Company has six stock option plans. The Company has the 1994 Stock Option Plan, the 1998 Incentive Equity Plan, the 1999 Stock Option Plan, the 2000 and 2003 Director Stock Option Plans and the 2001 Employee Stock Option Plan. As of December 31, 2003, an aggregate of 11,700,000 shares of our common stock may be granted under these plans as determined by the board of directors. Stock options, stock appreciation rights, restricted stock and other stock and cash awards may be granted under the plans.

In general, options vest over a period of ranging from one to four years and expire 10 years from the date of grant.

Information regarding the Company’s stock options is summarized below:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Options outstanding - December 31, 2000	1,268,997	$2.07
Grants related to Meteor merger	2,047,935	3.32
Granted	2,384,559	4.16
Canceled or expired	(1,004,805)	2.65
Exercised	(641,345)	2.79

Options outstanding - December 31, 2001	4,055,341	$3.57
Granted	2,366,283	1.68
Canceled or expired	(1,343,475)	4.24
Exercised	(511,500)	3.98

Options outstanding - December 31, 2002	4,566,649	$2.38
Granted	3,392,500	0.54
Canceled or expired	(2,065,925)	1.64
Exercised	(342,500)	0.22

Options outstanding - December 31, 2003	5,550,724	$1.66

Options exercisable - December 31, 2003	4,050,724	$2.07

Weighted average fair value of options
granted during the year ended December 31, 2003		$0.52

Weighted average fair value of options
granted during the year ended December 31, 2002		$1.44

Weighted average fair value of options
granted during the year ended December 31, 2001		$4.21

Options outstanding under the plans as of December 31, 2003, have exercise prices ranging from $0.40 per share to $37.50 per share and a weighted average remaining contractual life of 3.0 years.

The following information summarizes information about stock options outstanding at December 31, 2003:

		Options Outstanding			Options Exercisable

		Weighted	Weighted	Weighted		Weighted
		Average	Remaining	Average		Average
Range of		Number	Contractual	Exercise	Number	Exercise
Exercise Prices		Outstanding	Life	Price	Exercisable	Price

$0.40 to $	2.87	4,484,365	4.3 years	$1.02	2,984,365	$1.24
$3.00 to $	5.50	1,046,025	1.5 years	$4.04	1,046,025	$4.04
15.00 to $	37.50	20,334	0.7 years	$20.90	20,334	$20.90

$0.40 to $	37.50	5,550,724	3.0 years	$1.66	4,050,724	$2.07

The Company has generated federal and state net operating loss carryforwards of approximately $14,930,000 and $9,200,000, respectively, which, if not used, will begin to expire in 2019. These net operating losses may currently be limited due to past changes in ownership of the Company or business operations. Future changes in the ownership of the Company or business operations may place additional limitations on the use of these net operating loss carryforwards.

The benefit from income taxes consists of the following:

	December 31,
	2003	2002	2001

Current income tax benefit	$243,920	$—	$—
Deferred income tax benefit	—	—	—

Total benefit from income taxes	$243,920	$—	$—

The Company’s deferred tax assets are as follows:

	December 31,
	2003	2002

Net operating loss carryforwards	$6,120,000	$5,247,000
Federal tax carryback claim refund	—	290,000
Property and equipment basis difference	—	(100,000)
Stock issued for consideration of
exploration rights	1,286,000	—
Accrued liabilities and other	267,000	195,000
Less: valuation allowance	(7,673,000)	(5,632,000)

Net deferred tax asset	$—	$—

Reconciliation between the statutory rate and the effective tax rate for the years is as follows:

	December 31,
	2003	2002	2001

Federal statutory tax rate	(35.0%)	(35.0%)	(35.0%)
State taxes, net of federal benefit	(6.0%)	(6.0%)	(6.0%)
Change in valuation allowance	36.6%	41.0%	41.0%

Effective tax rate	(4.4%)	0.0%	0.0%

NOTE 13 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

				May 1,
				2003
				(inception)
	For the Years Ended December 31,			to Dec. 31,

	2003	2002	2001	2003

Cash paid for interest, net of original issue discount and
warrants issued for extension of debt	$—	$5,456	$7,138	$—
Income tax refund	243,920	—	—	243,920
NON CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of warrants in payment of legal fees
and accounts payable	—	12,500	175,718	—
Issuance of stock in payment of accounts payable	54,645	—	—	—
Conversion of notes payable to common stock	—	348,758	—	—
Issuance of common stock with non-recourse
note receivable	—	2,000,000	200,000	—
Cancellation of stock subscription receivable	2,000,000	—	—	—
Conversion of accrued wages into common stock	56,259	—	—	—
Acquisition of certain assets and goodwill recorded, and
assumption of certain liabilities on Edge
Technologies, Incorporated merger	—	—	1,512,500	—
Issuance of note receivable in connection with
the Meteor merger	—	—	500,000	—
Surrender of common stock on stock subscription
receivable canceled	—	—	312,500	—
Acquisition of certain assets and goodwill recorded and
assumption of certain liabilities on Red Wing
Business Systems, Inc. acquisition	—	—	4,302,430	—
Acquisition of certain assets and goodwill recorded and
assumption of certain liabilities on Champion
Business Systems, Inc. acquisition	—	—	3,191,375	—
Acquisition of certain assets and goodwill recorded and
assumption of certain liabilities on FMS
Marketing, Inc. acquisition	—	—	1,234,594	—
Prepaid royalties financed with note payable	—	—	1,000,000	—
Reduction of note payable incurred on prepaid royalties
acquired due to discount for early payment	—	50,000	—	—
Conversion of Series B Preferred Stock into common stock	—	365,000	—	—
Issuance of common stock and warrants for investment
in Active Hawk Minerals, LLC	2,005,000	—	—	2,005,000
Issuance of common stock for prepaid consulting fees	230,000	—	—	230,000
Issuance of warrants for prepaid consulting fees	787,000	—	—	787,000

NOTE 14 – RESTATEMENT

The following table reconciles the previously reported amounts to the restated amounts: the reclassification of the Hosted Solutions Business (HSB) to discontinued operations effective with the sale of the business segment on March 14, 2003 and the common stock issued for mining rights reclassified as expense as of and for the year ended December 31, 2003.

	Assets	Net Liabilities of HSB	Liabilities	Shareholders’ Equity	Net Loss

Previously reported amounts	$6,984,088	$—	$106,735	$6,847,353	$(2,444,321)
Common stock issued for mining
rights (1)	(3,137,500)	—	—	(3,137,500)	(3,137,500)
Accounts payable of discontinued
operations-HSB	—	13,410	(13,410)	—	—
Accrued expenses of discontinued
operations-HSB	—	21,324	(21,324)	—	—
Amortization of exploration
intangibles (c)	74,858	—	—	74,858	74,858

Restated amounts	$3,921,446	$34,734	$72,001	$3,784,711	$(5,506,963)

Basic and diluted net loss per common share was restated from $(0.16) to $(0.36) per common share for the year ended December 31, 2003 as a result of the restatement noted above.

(1) The following table reconciles the exploration intangible restatement.

	December 31, 2003
	As reported	Restated

Total value of consideration contributed by Hawk USA	$2,100,000	$2,100,000
Issuance of 3,750,000 common shares to Hawk USA (a)	2,737,500	—
Issuance of option to former director	55,000	55,000
Joint Agreement costs	27,889	27,889
Issuance of 2,500,000 common shares to Hawk USA (b)	2,350,000	—
Less: Minority interest previously recorded (b)	(1,950,000)	—

Balance at December 31, 2003 of Active Hawk	5,320,389	2,182,889
Accumulated amortization at December 31, 2003 (c)	(613,068)	(538,210)

Exploration intangibles, net	$4,707,321	$1,644,679

(a) We issued 3,750,000 shares of our common stock to Hawk USA on June 26, 2003 as specified in the Joint Venture and Joint Contribution Agreement, and a Member Control Agreement (collectively “Joint Agreement”). We valued these shares at $0.73 per share, or $2,737,500, based on the closing sale price of our common stock on June 26, 2003 as listed on the OTCBB. We have reclassified this issuance as expense since it reflects excess value of the contributions made by both members into Active Hawk Minerals, LLC (the “LLC). See Note 8 – Active Hawk Minerals, LLC for details on total contributions made into the LLC.

(b) Additionally, as specified in the Joint Agreement, we obtained a “Buyout Option” in which we could acquire Hawk USA’s 50 percent interest in LLC, by issuing Hawk USA 2,500,000 shares of our common stock. On November 7, 2003, we exercised the option and issued the common stock valued at $0.94 per share, or $2,350,000, based on the closing sale price of our common stock on November 7, 2003 as listed on the OTCBB. As of September 30, 2003, the Company and Hawk USA, each owned 50% of the LLC and each members carrying value was $1,950,000. Effective with the exercise of the Buyout Option, Hawk USA exchanged their interest in the LLC for an additional 2,500,000 shares of our common stock; and the difference between Hawk USA’s carrying value of $1,950,000, and the value of the common stock received of $2,350,000, or $400,000, has been reclassified as expense in the consolidated statement of operations as an additional stock issued for consideration of exploration rights for the year ended December 31, 2003, since these shares were also issued in excess of the contributions made to the LLC.

(c) The following table reconciles amortization expense related to the exploration intangible.

	Previously reported amount	Restated amount

Amortization recorded for the quarter ended
September 30,2003	$—	$254,105
Amortization recorded for the quarter ended
December 31, 2003 (i)	613,068	285,105

Amounts at December 31, 2003	$613,068	$538,210
Less previously reported accumulated amortization		(613,068)

Net difference of amortization expense reclassed		$(74,858)

(i) Previously reported amount was applied to the FSC Project; as compared the $254,105 and $30,000 amounts ($285,105) applied to the FSC Project and the Holdsworth Project, respectively, for the quarterly period ended December 31, 2003.

NOTE 15 – LEGAL PROCEEDINGS

We are a defendant in a lawsuit pending in the Minnesota District Court in Hennepin County initiated by Jack A. Johnson. Mr. Johnson was formerly our President and CEO until he left our Company to accept employment with Stellent, Inc., in connection with the sale of our Hosted Solutions Business to Stellent in March 2003. Mr. Johnson has asserted claims for breach of an alleged employment contract. We have denied all liability and are vigorously defending against Mr. Johnson’s claims. In particular, we have denied the enforceability of the alleged employment agreement. According to Mr. Johnson’s pleadings, he claims to be entitled to damages in the total amount of $360,000, plus an undetermined amount for his attorneys’ fees and costs. Discovery has been completed and both party’s motions for summary judgment were denied. The court has tentatively scheduled trial for April 2004. We are unable to state, with any degree of certainty, the probable outcome of this matter.

In two separate and unrelated actions brought in District Court, City and County of Denver, Colorado, the Company was named a defendant. One such action was a proceeding brought by Farmers State Bank of Ft. Morgan, Colorado, in which is was alleged that the Company was liable to the plaintiff as a result of its guaranty of certain secured debt obligations in the aggregate amount of approximately $314,000 of Meteor Marketing, Inc. Meteor Marketing was formerly a subsidiary of Meteor Industries, Inc., until April 2001 when it was sold prior to the completion of the merger transaction between Meteor Industries and Old AIQ. In October 2003, Meteor Marketing reached a settlement with Farmers State Bank and the matter was dismissed without prejudice. To date, an aggregate of $226,000 remains outstanding and, pursuant to the settlement agreement, Meteor Marketing is required to make monthly payments of approximately $2,600. Although we were not obligated to make any payments to the bank, we remain contingently liable pursuant to the guaranty. In light of the size of Meteor Marketing’s monthly settlement payment obligations and our understanding of Meteor Marketing’s financial condition, we believe Meteor Marketing should be able to satisfy this obligation for the foreseeable future.

The other legal proceeding involved an action brought by Timothy L. White against us and Meteor Marketing, Inc., in which the plaintiff alleged that we were liable in the amount of $102,750 for certain obligations of Meteor Marketing as a result of an April 1999 guaranty. The plaintiff obtained a default judgment against us, which was later vacated and the action dismissed for improper service of process. Mr. White and Meteor Marketing subsequently entered into a settlement and forbearance agreement with respect to Meteor Marketing’s outstanding obligations. The remaining amount owed to Mr. White is approximately $57,500 and Meteor Marketing is required to make monthly payments of $7,000 until the entire obligation is satisfied. Mr. White re-served us with a summons and complaint in November 2003, and has informed us that he wishes to maintain the action against us until Meteor Marketing fully satisfies the remaining indebtedness. The litigation is currently in its very early stages and discovery is just beginning. In light of the size of Meteor Marketing’s monthly settlement payment obligations and our understanding that both obligations are paid current, we believe Meteor Marketing is reasonably able to satisfy these obligations for the foreseeable future.

Neither of the guaranties, on which our potential liability to Farmers State Bank or Mr. White, were disclosed to us at the time the Meteor Industries-Old AIQ merger was completed in April 2001. In connection with the merger and the sale by Meteor Industries of all of its operating subsidiaries to Capco Energy, Inc., the Meteor subsidiaries and Capco Energy agreed to indemnify us for any claims relating to any of the subsidiaries. Accordingly, in the event Farmers State Bank or Mr. White in the future seek to hold us liable under the guaranties, we will seek indemnification from the Meteor subsidiaries and Capco Energy.

Pursuant to FIN 45, the guaranties were valued in the amount of $30,000 at December 31, 2003.

NOTE 16 - SUBSEQUENT EVENTS

Pursuant to a Quota Purchase Agreement dated February 6, 2004 (the “Quota Agreement”), by and between Wits Basin and Argyle Securities Limited, a corporation formed under the laws of Saint Vincent (“Seller”), we purchased substantially all of the outstanding quota stock of Brazmin Ltda., (“Brazmin”) a limited liability company formed under the laws of Brazil, effective as of February 6, 2004. Brazil uses quota shares as its form of capital stock. Prior to the date of the Quota Agreement, there was no relationship between Brazmin or the Seller and us or our affiliates, officers and directors or any of our associates. Brazmin’s only assets are the mineral exploration rights of four distinct regions located within the South American country of Brazil. Brazmin has never had any revenues, as its activities have been solely to search out and acquire exploration rights on properties that possess specific criteria relating to base minerals and precious minerals. A third party operator and/or financier would be engaged to begin explorations on any of the properties. Brazmin will be operated as a wholly owned subsidiary of ours.

Pursuant to the Quota Agreement, in exchange for 99.99 percent of the outstanding shares of Brazmin, we (a) paid the Seller $50,000 in cash, (b) issued to the seller 700,000 shares of our common stock (the “Common Shares”), valued at $686,000 based on the closing sale price of our common stock, as quoted on the OTCBB, February 6, 2004; (c) issued to the Seller a five-year warrant to purchase 150,000 shares of our common stock, with an exercise price of $1.50 per share (the “Warrant Shares”), valued at $147,000 using the Black-Scholes pricing model; (d) reimbursed the Seller $19,847 of out-of-pocket expenses. We also entered into two consulting agreements with two of the principals of Brazmin for continued services. The consulting agreements would be for a period of six months, with monthly aggregate payments of $4,000 and an option package in which we granted an aggregate of 100,000 options with an exercise price of $1.10 per share and vesting completely over one-year. The consulting agreements may be renewed for additional six month terms should the need exist.

Pursuant to the Quota Agreement, we are required to file a registration statement covering the Common Shares and use our best efforts to have the Common Shares registered for resale under the Securities Act no later than July 5, 2004. In the event that the Common Shares are not registered by July 5, 2004, the Seller will have the sole right (exercisable within ten days thereafter) to terminate the Quota Agreement. In the event of termination, the Seller is required to return the Common Shares and the Warrant Shares to us, but is entitled to retain the $50,000 cash payment and any reimbursed out-of-pocket expenses received or owed by us.

We completed a private placement of 10,190,000 units of our securities, each unit consisting of one share of common stock and a one-year warrant to purchase one-half of one share of common stock at a price of $0.75 per share. The units were sold at a price of $0.25 per unit, resulting in gross proceeds of $2,547,500 before agent commissions and other offering related expenses (see Note – 12 Shareholders’ Equity). We agreed to file a registration statement under the Securities Act of 1933 covering the resale of the shares purchased in the private placement. In accordance with the terms of the private placement, because such registration statement was not declared effective by the Securities and Exchange Commission by February 11, 2004, we issued to the investors an additional one-fifth of one share of our common stock for each unit purchased in the private placement, or 2,038,000 shares.

NOTE 17 - QUARTERLY DATA (unaudited)

The following is the unaudited quarterly financial data for the years ended December 31, 2003 and 2002 (reported in thousands except per share data):

	Quarters Ended
	Restated

	Mar 31, 03	Jun 30, 03	Sep 30, 03	Dec 31, 03
Revenues	$—	$—	$—	$—
Operating expenses	—	2,869	690	1,993
Loss from operations	—	(2,869)	(690)	(1,993)
Other income	24	246	151	—
Gain (loss) from continuing operations	24	(2,623)	(539)	(1,993)
Loss from discontinued operations	(245)	(131)	—	—
Net loss	$(221)	$(2,754)	$(539)	(1,993)
Basic and diluted net loss per common share:
Continuing operations	$—	$(0.20)	$(0.03)	$(0.13)
Discontinued operations	(0.02)	(0.01)	—	—
Net loss	$(0.02)	$(0.21)	$(0.03)	$(0.13)

	Quarters Ended
	Restated

	Mar 31, 02	Jun 30, 02	Sep 30, 02	Dec 31, 02
Revenues	$—	$—	$—	$—
Operating expenses	—	—	—	—
Loss from operations	—	—	—	—
Other income (expense)	13	(117)	—	—
Gain (loss) from continuing operations	13	(117)	—	—
Loss from discontinued operations	(1,351)	(4,014)	(1,637)	(2,553)
Net loss	$(1,338)	$(4,131)	$(1,637)	$(2,553)
Basic and diluted net loss per common share:
Continuing operations	$—	$—	$—	$—
Discontinued operations	(0.12)	(0.34)	(0.12)	(0.20)
Net loss	$(0.12)	$(0.34)	$(0.12)	$(0.20)

22,187,000 SHARES OF COMMON STOCK

WITS BASIN PRECIOUS MINERALS INC.

PROSPECTUS

_____________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:

SEC registration fee	$2,100
Legal fees and expenses	40,000
Accounting fees and expenses	20,000
Miscellaneous	5,000

Total	$67,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney’s fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company’s articles of incorporation or by-laws may prohibit such indemnification or place limits upon the same. The Company’s articles and by-laws do not include any such prohibition or Limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.

The following exhibits are filed as part of this Registration Statement:

Exhibit	Description of Document

2.1	Asset Purchase Agreement dated February 17, 2003 by and among the Registrant, Red Wing Software Inc., Red Wing Business Systems, Inc., and Champion Business Systems, Inc. (incorporated by reference to Exhibit 2.1 attached to the Registrant’s Form 8-K filed May 12, 2003).

2.2	Asset Purchase Agreement dated March 14, 2003 by and between the Registrant and Stellent, Inc. (incorporated by reference to Exhibit 2.1 attached to the Registrant’s Form 8-K filed March 21, 2003).

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4.1	Form of Common Stock certificate (previously filed with Form S-2 filed on November 26, 2003 (File No. 333-110831).

4.2	Form of Common Stock Purchase Warrant dated October 24, 2003 (incorporated by reference to Exhibit 4.1 attached to the Registrant’s Form 8-K filed October 31, 2003).

4.3	Form of Warrant issued to Pandora Select Partners, L.P. (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K filed June 4, 2004).

4.4	Form of Warrant issued to two affiliates of Pandora Select Partners, L.P. (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K filed June 4, 2004).

5.1	Opinion of Maslon Edelman Borman & Brand, LLP

10.1	Stock Option Agreement (incorporated by reference to Exhibit 6.1 to Registrant’s Form 1-A (File No. 24D-3802 SML)).

10.2	1997 Incentive Plan (incorporated by reference to Exhibit 10.23 to Registrant’s Form 10-K for the year ended December 31, 1996).

10.3	2000 Director Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 to Registrant’s Form S-8 filed November 19, 2003 (File No. 333-110590)).

10.4	2001 Employee Stock Option Plan (incorporated by reference to Exhibit 10.18 to Form 10-K for the year ended December 31, 2001).

10.5	Severance Agreement between the Registrant and D. Bradly Olah dated January 6, 2003 (incorporated by reference to Exhibit 10.20 attached to the Registrant’s Form 10-K for the year ended December 31, 2002).

10.6	Severance Agreement between the Registrant and Jeffrey M. Traynor dated March 14, 2003 (incorporated by reference to Exhibit 10.21 attached to the Registrant’s Form 10-K for the year ended December 31, 2002).

10.7	Join Venture and Joint Contribution Agreement dated June 26, 2003 by and among the Registrant, Hawk Precious Minerals Inc. and Hawks Precious Minerals USA, Inc. (incorporated by reference to Exhibit 10.1 attached to the Registrant’s Form 8-K filed July 1, 2003).

10.8	Member Control Agreement of Active Hawk Minerals, LLC dated June 26, 2003 (incorporated by reference to Exhibit 10.2 attached to the Registrant’s Form 8-K filed July 1, 2003).

10.9	2003 Director Stock Option Plan (incorporated by reference to Exhibit 4.2 to Registrant’s Form S-8 filed November 19, 2003 (File No. 333-110590)).

10.10	Heads of Agreement dated June 4, 2003 among AfriOre International (Barbados) Ltd., Kwagga Gold (Proprietary) Ltd. and the Registrant (as assignee of Hawk Precious Minerals Inc.) (previously filed).

10.11	Quota Purchase Agreement by and between the Registrant and Argyle Securities Limited, dated February 6, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed February 12, 2004).

10.12	Purchase Agreement by and among Wits Basin Precious Minerals Inc. and Pandora Select Partners L.P. dated May 28, 2004 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed June 4, 2004).

10.13	Secured Convertible Promissory Note by Wits Basin Precious Minerals Inc. to Pandora Select Partners L.P. dated May 28, 2004 (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed June 4, 2004).

10.14	Registration Rights Agreement by and among Wits Basin Precious Minerals Inc. and Pandora Select Partners L.P. dated May 28, 2004 (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K filed June 4, 2004).

10.15	Security Agreement by and between Wits Basin Precious Minerals Inc. and Pandora Select Partners L.P. dated May 28, 2004 (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K filed June 4, 2004).

23.1	Consent of Virchow, Krause & Company, LLP.

23.2	Consent of Maslon Edelman Borman & Brand, LLP (included as part of Exhibit 5.1 hereto).

24.1	Power of Attorney (previously filed with Form S-2 filed on November 26, 2003 (File No. 333-110831).

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ITEM 17. UNDERTAKINGS.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by sectopm 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on June 4, 2004.

WITS BASIN PRECIOUS MINERALS INC.

By:	/s/ H. Vance White
H. Vance White
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed by the following persons in the capacities and dates indicated.

Name	Title	Date

/s/ H. Vance White H. Vance White	Chief Executive Officer and Director (principal executive officer)	June 4, 2004

/s/ Mark D. Dacko Mark D. Dacko	Chief Financial Officer, Secretary and Director (principal financial and accounting officer)	June 4, 2004

/s/ Mark D. Dacko by: Mark D. Dacko as attorney-in-fact for Walter E. Brooks	Director	June 4, 2004

/s/ Mark D. Dacko by: Mark D. Dacko as attorney-in-fact for Norman D. Lowenthal	Director	June 4, 2004

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Exhibit Index

Exhibit	Description of Document

5.1	Opinion of Maslon Edelman Borman & Brand, LLP

23.1	Consent of Virchow, Krause & Company, LLP.

23.2	Consent of Maslon Edelman Borman & Brand, LLP (included as part of Exhibit 5.1 hereto).

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